Exhibit 99.2

Royal Bank of Canada third quarter 2013 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, August 29, 2013 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,304 million for the quarter ended July 31, 2013, up $64 million or 3% from the prior year and up $368 million or 19% from last quarter. We also announced an increase to our quarterly dividend of $0.04 or 6%, to $0.67 per share.

Excluding specified items as discussed below, net income was $2,214 million, up $236 million or 12%(1) from last year and up $247 million or 13%(1) from last quarter. Our solid results were driven by continued strength across most of our businesses, including record earnings in Personal & Commercial Banking and Wealth Management.

“We continue to deliver solid performance, with record earnings of over $2.3 billion, as we leverage our strength, scale, and strong capital position to successfully execute on our disciplined growth strategy through a slow growth environment,” said Gordon M. Nixon, RBC President and CEO. “Today we are also pleased to announce a 6% increase in our quarterly dividend”.

Q3 2013 compared to Q3 2012

•	Net income of $2,304 million (up 3% from $2,240 million)
•	Diluted earnings per share (EPS) of $1.52 (up $0.05 from $1.47)
•	Return on common equity (ROE) of 20.9% (down from 22.7%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.2%

YTD 2013 compared to YTD 2012

•	Net income of $6,310 million (up 12% from $5,628 million)
•	Diluted EPS of $4.15 (up $0.47 from $3.68)
•	ROE of 19.7% (up from 19.6%)

Results and measures excluding specified items(1) include a favourable income tax adjustment of $90 million in the current quarter, a restructuring charge of $44 million ($31 million after-tax) in the prior quarter and net favourable adjustments of $262 million after-tax in the prior year. For further details on our results excluding these specified items, refer to the Key Performance and non-GAAP measures section of this report.

Excluding specified items(1): Q3 2013 compared to Q3 2012

•	Net income of $2,214 million (up 12% from $1,978 million)
•	Diluted EPS of $1.46 (up $0.17 from $1.29)
•	ROE of 20.0% (up from 19.9%)

Excluding specified items(1): YTD 2013 compared to YTD 2012

•	Net income of $6,251 million (up 12% from $5,568 million)
•	Diluted EPS of $4.11 (up $0.47 from $3.64)
•	ROE of 19.5% (up from 19.3%)

(1)	These measures are non-GAAP. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this report.

1	Third quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
4	Key corporate events of 2013
5	Financial performance
5	Overview
8	Business segment results
8	How we measure and report our business segments
8	Key performance and non-GAAP measures
14	Personal & Commercial Banking
17	Wealth Management
18	Insurance
19	Investor & Treasury Services
20	Capital Markets
21	Corporate Support
22	Quarterly results and trend analysis
23	Results by geographic segment
24	Financial condition
24	Condensed balance sheets
25	Off-balance sheet arrangements
27	Risk management
27	Credit risk
32	Credit quality performance
34	Market risk
36	Liquidity and funding management
40	Capital management
45	Additional financial information
45	Exposures to selected financial instruments
46	Accounting and control matters
46	Related party transactions
47	Interim Condensed Consolidated Financial Statements (unaudited)
53	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
80	Shareholder information

2        Royal Bank of Canada        Third Quarter 2013

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and nine month periods ended or as at July 31, 2013, compared to the corresponding periods in the prior fiscal year and three month period ended April 30, 2013. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2013 (Condensed Financial Statements) and related notes and our 2012 Annual Report to Shareholders. This MD&A is dated August 28, 2013. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, unless otherwise noted.

Additional information about us, including our 2012 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q3 2013 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic, market and regulatory review and outlook for Canadian, U.S., European and global economies, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, operational, legal and regulatory compliance, insurance, reputation and strategic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2012 Annual Report and the Risk management section of this Q3 2013 Report to Shareholders; the impact of changes in laws and regulations, including relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, over-the-counter derivatives reform, the payments system in Canada, consumer protection measures and regulatory reforms in the U.K. and Europe; general business and economic market conditions in Canada, the United States and certain other countries in which we operate, including the effects of the European sovereign debt crisis, and the high levels of Canadian household debt; cybersecurity; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; judicial or regulatory judgments and legal proceedings; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this Q3 2013 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2012 Annual Report, as updated by the Overview section of this Q3 2013 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2012 Annual Report and the Risk management section of this Q3 2013 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, and investor services and wholesale banking on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 44 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Third Quarter 2013        3

Selected financial and other highlights

	As at or for the three months ended				As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2013	April 30 2013	July 31 2012		July 31 2013	July 31 2012
Continuing operations
Total revenue	$7,218	$7,769	$7,756		$22,897	$22,254
Provision for credit losses (PCL)	267	288	324		904	939
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	263	938	1,000		1,906	2,851
Non-interest expense	4,001	4,011	3,759		12,063	11,287
Net income before income taxes	2,687	2,532	2,673		8,024	7,177
Net income from continuing operations	2,304	1,936	2,240		6,310	5,679
Net loss from discontinued operations	–	–	–		–	(51)
Net income	$2,304	$1,936	$2,240		$6,310	$5,628
Segments – net income from continuing operations
Personal & Commercial Banking	$1,180	$1,057	$1,102		$3,357	$3,054
Wealth Management	236	225	156		694	556
Insurance	160	166	179		490	520
Investor & Treasury Services	104	67	51		251	13
Capital Markets	388	386	429		1,238	1,171
Corporate Support	236	35	323		280	365
Net income from continuing operations	$2,304	$1,936	$2,240		$6,310	$5,679
Selected information
Earnings per share (EPS) – basic	$1.54	$1.28	$1.49		$4.18	$3.72
– diluted	1.52	1.27	1.47		4.15	3.68
Return on common equity (ROE) (1), (2)	20.9%	18.5%	22.7%		19.7%	19.6%
Selected information from continuing operations
EPS – basic	$1.54	$1.28	$1.49		$4.18	$3.75
– diluted	1.52	1.27	1.47		4.15	3.71
ROE (1), (2)	20.9%	18.5%	22.7%		19.7%	19.7%
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.29%	0.34%		0.30%	0.34%
Gross impaired loans (GIL) as a % of loans and acceptances	0.50%	0.54%	0.55%		0.50%	0.55%
Capital ratios and multiples (3)
Common Equity Tier 1 (CET1) ratio (3)	9.2%	9.1%	n.a.	(3)	9.2%	n.a.	(3)
Tier 1 capital ratio	11.3%	11.2%	13.0%		11.3%	13.0%
Total capital ratio	13.7%	14.0%	15.0%		13.7%	15.0%
Assets-to-capital multiple (4)	16.8X	16.6X	16.7X		16.8X	16.7X
Selected balance sheet and other information
Total assets	$851,304	$867,530	$824,394		$851,304	$824,394
Securities	174,302	176,329	158,390		174,302	158,390
Loans (net of allowance for loan losses)	402,220	396,603	373,216		402,220	373,216
Derivative related assets	77,846	93,693	103,257		77,846	103,257
Deposits	546,213	531,247	502,804		546,213	502,804
Common equity	42,614	41,438	38,357		42,614	38,357
Average common equity (1)	42,200	41,000	37,700		41,100	36,600
Risk-weighted assets (RWA)	314,804	311,437	278,418		314,804	278,418
Assets under management (AUM)	376,900	373,100	327,800		376,900	327,800
Assets under administration (AUA) (5)	3,906,100	3,912,100	3,415,900		3,906,100	3,415,900
Common share information
Shares outstanding (000s) – average basic	1,443,350	1,445,238	1,443,457		1,444,686	1,441,488
– average diluted	1,465,991	1,468,008	1,469,513		1,467,781	1,467,964
– end of period	1,440,178	1,444,372	1,444,300		1,440,178	1,444,300
Dividends declared per share	$0.63	$0.63	$0.57		$1.86	$1.68
Dividend yield (6)	4.1%	4.1%	4.3%		4.1%	4.4%
Common share price (RY on TSX)	$64.16	$60.78	$51.38		$64.16	$51.38
Market capitalization (TSX)	92,402	87,789	74,208		92,402	74,208
Business information from continuing operations (number of)
Employees (full-time equivalent) (FTE)	75,376	74,600	75,139		75,376	75,139
Bank branches	1,368	1,368	1,355		1,368	1,355
Automated teller machines (ATMs)	5,043	5,114	4,948		5,043	4,948
Period average US$ equivalent of C$1.00 (7)	$0.963	$0.982	$0.982		$0.983	$0.992
Period-end US$ equivalent of C$1.00	$0.974	$0.993	$0.997		$0.974	$0.997
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	Effective the first quarter of 2013, we calculate capital ratios and Assets-to-capital multiple using the Basel III framework. The capital ratios are calculated on the “all-in” basis. The prior periods’ capital ratios and Assets-to-capital multiple were calculated using the Basel II framework. Basel III and Basel II are not directly comparable. The CET1 ratio is a new regulatory measure under the Basel III framework. The CET1 ratio is not applicable (n.a.) for prior periods as Basel III was adopted prospectively, effective the first quarter of 2013. For further details, refer to the Capital management section.
(4)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per the Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline.
(5)	Includes AUA from Investor Services and $33.3 billion (April 30, 2013 – $35.8 billion, July 31, 2012 – $37.9 billion) of securitized mortgages and credit card loans.
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.
n.a.	not applicable

4        Royal Bank of Canada        Third Quarter 2013

Economic, market and regulatory review and outlook – data as at August 28, 2013

Canada

The Canadian economy grew in the second calendar quarter of 2013 at an estimated rate of 1.7%, driven by solid consumer spending and moderate business investment. Strength in the first half of the calendar quarter offset the lost output due to the floods in Alberta and construction industry strike in Quebec. The unemployment rate was 7.2% in July 2013, the same as in April 2013. Housing market activity improved moderately during the quarter as the low interest rate environment and positive employment trends were tempered by concerns about household credit. We forecast economic growth in 2013 of approximately 1.9%, slightly higher than our previously forecasted estimate of 1.8%. Consistent with our previous forecast, the Bank of Canada maintained the overnight rate at 1% in July 2013 and we expect it to hold the rate steady until the second half of 2014.

U.S.

The U.S. economy grew in the second calendar quarter of 2013 at an estimated rate of 1.7% reflecting moderate growth in business investment activity and consumer spending and a continued recovery in the housing and labour markets. We expect economic growth in calendar year 2013 of 1.6%, which is below our previous forecast of 2.1%. The Federal Reserve maintained interest rates at historically low levels with the Federal funds target range at 0.0% to 0.25%. The Federal Reserve continued its program of monthly asset purchases, however we expect this to slow down starting in the fall of 2013. Given the gradual pace of improvement in the economy along with the current unemployment rate of 7.4%, we do not expect there to be any change in the Federal Reserve policy rate in calendar 2013.

Europe

The Euro area economy grew in the second calendar quarter of 2013 at an estimated rate of 0.3%, although fiscal austerity measures and high unemployment are likely to result in a moderate pace of recovery going forward. Overall for calendar 2013, we expect the Euro area to contract by (0.5)% reflecting the effect of fiscal restraint. We expect the European Central Bank’s (ECB) policy interest rate to be maintained at 0.50% for calendar 2013.

Financial markets

Capital markets in Canada and the U.S. gradually improved during our third fiscal quarter of 2013 due to continued economic growth in the U.S. and ongoing stimulative monetary policy. While current yields on long-term government and corporate bonds remain historically low and credit conditions remain favourable, yields and volatility in credit spreads have increased during the quarter partly as a result of market concerns related to the planned phase-out of the U.S. quantitative easing program. As a result of these market concerns, our fixed income trading revenue was unfavourably impacted in the quarter. Equity markets continue to improve, largely led by the U.S. and Japan, with ongoing uncertainty in the European markets.

Regulatory environment

We continue to monitor and prepare for regulatory developments and are working to minimize any potential business or economic impact. Developments that have the potential to significantly impact our businesses include provisions enacted under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, such as the section 619 prohibition on proprietary trading (the “Volcker Rule”), sections 165 and 166 Enhanced Prudential Standards and Early Remediation Requirements for foreign banks operating in the U.S., cross-border derivatives regulation, and various other Dodd-Frank initiatives, along with global reforms of Over-the-Counter (OTC) derivatives, the U.S. release of their Basel III (and other) capital rules, and the BCBS’ changes to capital and liquidity requirements (Basel III). In June 2013, the BCBS proposed revisions to their December 2010 leverage framework which introduced a global leverage requirement for financial institutions. In July 2013, the U.S. Treasury and Internal Revenue Service announced a six month extension to a number of key dates under the Foreign Account Tax Compliance Act (FATCA). Preparation for compliance with all FATCA requirements continues on schedule. In October 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board released its recommendations for enhanced risk disclosures for banks and other financial institutions. We continue to enhance our disclosure in response to the recommendations in this report. On August 1, 2013, the Canada Mortgage and Housing Corporation (CMHC) announced new limits for issuers of market National Housing Act Mortgage Backed Securities (NHA MBS) for the month of August and that they may revise guidelines in the future. We are reviewing the announcement and assessing any potential impact to the mortgage market, our funding plans, and any potential liquidity implications for the MBS market in Canada.

For further details on risk factors resulting from global regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks section of our 2012 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2012 Annual Report.

Key corporate events of 2013

Canadian auto finance and deposit business of Ally Financial Inc. (Ally Canada)

On February 1, 2013, we completed the acquisition of Ally Canada for total cash consideration of $3.7 billion. Ally Canada’s operations provide financial services, including floor plan financing, directly to auto dealers and also offer financing for consumers through dealerships. The acquisition adds scale to our existing consumer and commercial auto financing businesses. For further details, refer to Note 7 of our Condensed Financial Statements.

Royal Bank of Canada        Third Quarter 2013        5

Financial performance

Overview

Q3 2013 vs. Q3 2012

Net income of $2,304 million was up $64 million or 3% from a year ago. Diluted earnings per share (EPS) of $1.52 was up $0.05 and return on common equity (ROE) of 20.9% was down 180 basis points (bps). Our Common Equity Tier 1 (CET1) ratio was 9.2%.

Excluding the specified items described below, net income increased $236 million or 12% from the prior year, diluted EPS increased $0.17 and ROE was up 10 bps. Our net income reflected solid volume growth across all our Canadian Banking businesses, lower provision for credit losses (PCL) in our Caribbean and Canadian Banking portfolios reflecting improved credit quality, and the inclusion of our acquisition of Ally Canada. Higher average fee-based client assets in Wealth Management also contributed to the increase. Our results were also positively impacted by lower variable compensation and a favourable income tax adjustment related to the first half of the current year, both in Capital Markets, improved business performance in Investor Services, and continuing benefits from our ongoing focus on cost management activities. These factors were partially offset by lower fixed income trading and investment banking activities in Capital Markets compared to the strong levels last year. Our ROE was up 10 bps despite holding higher common equity as a result of Basel lll capital requirements effective Q1 2013.

For further details on our results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Q3 2013 vs. Q2 2013

Net income increased $368 million or 19% from the prior quarter. Diluted EPS increased $0.25 and ROE was up 240 bps from last quarter.

Excluding the specified items described below, net income increased $247 million or 13% from the prior quarter. Diluted EPS increased $0.17 and ROE was up 120 bps. The increase in net income was mainly driven by net favourable tax adjustments in Corporate Support and the positive impact of seasonal factors primarily in Personal & Commercial Banking, as the current quarter included additional days. Higher average fee-based client assets in Wealth Management, lower variable compensation in Capital Markets, and volume growth across most of our Canadian Banking businesses also contributed to the increase. In addition, our results were impacted by a favourable income tax adjustment related to the first half of the current year in Capital Markets. These factors were partially offset by lower investment banking activities across most geographies and lower fixed income trading revenue.

Q3 2013 vs. Q3 2012 (Nine months ended)

Net income of $6,310 million increased $682 million or 12% from a year ago. Nine month diluted EPS of $4.15 was up $0.47 and ROE of 19.7% was up 10 bps.

Excluding the specified items described below, net income increased $683 million or 12% from the prior year, diluted EPS increased $0.47 and ROE of 19.5% was up 20 bps. Our results reflected solid volume growth across all our Canadian Banking businesses and strong growth in Corporate and Investment Banking mainly in the U.S. Improved credit quality in our Canadian Banking and Caribbean portfolios, higher average fee-based client assets in Wealth Management, and improved business performance in Investor Services also contributed to the increase. In addition, our net income was positively impacted by continuing benefits from our ongoing focus on cost management activities. These factors were partially offset by lower trading revenue in Capital Markets.

Effective the third quarter of 2012, we no longer have discontinued operations, as the sale of our U.S. regional retail banking operations closed in the second quarter of 2012. Net loss from discontinued operations was $51 million for the nine months ended July 31, 2012 due to operating losses related to our U.S. regional retail banking operations.

The estimated impact of foreign currency translation on our consolidated financial results was not significant for the three month periods ended Q3 2013 vs. Q3 2012, Q3 2013 vs. Q2 2013 and the nine month periods ended Q3 2013 vs. Q3 2012.

Specified items

Our third quarter results were impacted by a favourable income tax adjustment of $90 million related to the prior year. Our prior quarter results were impacted by a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe. Our prior year third quarter results were impacted by net favourable adjustments of $262 million after-tax including a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the Canada Revenue Agency (CRA), a favourable adjustment related to a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax), and a loss of $12 million ($11 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia Investor Services Limited (RBC Dexia). The total loss related to this acquisition for the nine months ended July 31, 2012 was $224 million ($213 million after-tax). Results excluding these specified items for the three and nine month periods ended July 31, 2013, the corresponding periods in the prior year and the three month period ended April 30, 2013 are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

6        Royal Bank of Canada        Third Quarter 2013

Total revenue

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Interest income	$5,350	$5,133	$5,379	$15,760	$15,650
Interest expense	1,957	1,910	2,090	5,859	6,327
Net interest income	$3,393	$3,223	$3,289	$9,901	$9,323
Investments (1)	$1,652	$1,563	$1,321	$4,739	$3,910
Insurance (1)	561	1,246	1,323	2,828	3,799
Trading	100	151	295	607	1,040
Banking (1)	1,052	1,018	986	3,139	2,780
Underwriting and other advisory	305	401	379	1,175	1,059
Other (1)	155	167	163	508	343
Non-interest income	$3,825	$4,546	$4,467	$12,996	$12,931
Total revenue	$7,218	$7,769	$7,756	$22,897	$22,254
Additional information
Total trading revenue
Net interest income	$418	$415	$365	$1,271	$1,165
Non-interest income	100	151	295	607	1,040
Total trading revenue	$518	$566	$660	$1,878	$2,205

(1)	Refer to the Financial Performance section of our 2012 Annual Report for the definition of these categories.

Q3 2013 vs. Q3 2012

Total revenue decreased $538 million or 7% from last year, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in insurance policy benefits, claims and acquisition expenses (PBCAE).

Net interest income increased $104 million or 3%, which included a prior year adjustment related to a change in estimate of mortgage prepayment interest of $125 million. Excluding the prepayment adjustment, net interest income increased $229 million or 7%, primarily reflecting solid volume growth in Canadian Banking across all businesses as well as the inclusion of our acquisition of Ally Canada. In Capital Markets, higher trading-related net interest income, mainly reflecting increased dividend income, and solid volume growth in our lending business contributed to the increase. These factors were partially offset by spread compression. In addition, the prior year included interest income of $72 million related to the refund of taxes paid due to the settlement of several tax matters with the CRA.

Investment-related revenue increased $331 million or 25%, mainly due to higher average fee-based client assets resulting from net sales and capital appreciation and higher transaction volumes in Wealth Management. Incremental revenue related to our additional 50% ownership of Investor Services also contributed to the increase.

Insurance revenue decreased $762 million or 58%, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rates, which was largely offset in PBCAE. This factor was partially offset by higher revenue from a new U.K. annuity contract and higher premiums in our reinsurance products reflecting volume growth.

Trading revenue in non-interest income decreased $195 million or 66%. Total trading revenue, which comprises trading-related revenue recorded in net interest income and non-interest income, was $518 million, down $142 million or 22%, mainly due to lower fixed income trading revenue, partly as a result of market concerns related to the planned phase-out of the U.S. quantitative easing program. This factor was partially offset by higher revenue in equity trading.

Banking revenue increased $66 million or 7%, primarily due to incremental revenue related to our additional 50% ownership of Investor Services and increased foreign exchange revenue primarily driven by higher transaction volumes. Higher service fee revenue and higher credit card transaction volume in Personal & Commercial Banking also contributed to the increase. These factors were partially offset by lower loan syndication activity primarily in the U.S. compared to the strong levels last year.

Underwriting and other advisory revenue decreased $74 million or 20%, primarily due to lower mergers and acquisitions (M&A) activity across all geographies. Lower debt origination activity mainly in the U.S. also contributed to the decrease. These factors were partially offset by higher equity origination mainly in the U.S.

Revenue excluding the prepayment adjustment for the three month period ended July 31, 2012 is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Q3 2013 vs. Q2 2013

Total revenue decreased $551 million or 7% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. Lower investment banking activities across most geographies and lower fixed income trading revenue driven by challenging trading conditions as noted above also contributed to the decrease. These factors were partially offset by the positive impact of seasonal factors, including additional days in the quarter, volume growth across all businesses in Canadian Banking, and higher revenue from a new U.K. annuity contract in Insurance.

Q3 2013 vs. Q3 2012 (Nine months ended)

Total revenue increased $643 million or 3%, primarily due to strong growth in Corporate and Investment Banking mainly in the U.S. and solid volume growth across all businesses in Canadian Banking. Higher average fee-based client assets and higher transaction

Royal Bank of Canada        Third Quarter 2013        7

volumes in Wealth Management, the incremental revenue related to our additional 50% ownership of Investor Services, and the inclusion of our acquisition of Ally Canada also contributed to the increase. These factors were partially offset by the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, and lower trading revenue in Capital Markets. In addition, the prior year was favourably impacted by the prepayment adjustment noted above.

Provision for credit losses

Q3 2013 vs. Q3 2012

Total PCL decreased $57 million or 18% from a year ago, mainly due to lower provisions reflecting improved credit quality in our Caribbean and Canadian Banking portfolios, partially offset by higher provisions in Wealth Management.

Q3 2013 vs. Q2 2013

Total PCL decreased $21 million or 7% from the prior quarter, mainly due to lower provisions in Canadian Banking and Capital Markets, partially offset by higher provisions in Wealth Management.

Q3 2013 vs. Q3 2012 (Nine months ended)

Total PCL decreased $35 million or 4%, mainly due to lower provisions in Canadian Banking and Caribbean portfolios, partially offset by higher provisions in Capital Markets.

For further details on PCL, refer to the Credit quality performance section.

Insurance policyholder benefits, claims and acquisition expense

Q3 2013 vs. Q3 2012

PBCAE decreased $737 million or 74% from a year ago, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. Last year, PBCAE included the reduction of policy acquisition cost-related liabilities reflecting changes to our proprietary distribution channel.

Q3 2013 vs. Q2 2013

PBCAE decreased $675 million or 72% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue.

Q3 2013 vs. Q3 2012 (Nine months ended)

PBCAE decreased $945 million or 33% from the previous year, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. Last year PBCAE also included the reduction of policy acquisition cost-related liabilities as noted above.

Non-interest expense

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Salaries	$1,177	$1,174	$1,077	$3,482	$3,181
Variable compensation	921	963	907	2,966	2,766
Benefits and retention compensation	336	338	281	1,012	889
Share-based compensation	52	76	48	209	119
Human resources	$2,486	$2,551	$2,313	$7,669	$6,955
Impairment of goodwill and other intangibles	–	–	7	–	168
Other expenses	1,515	1,460	1,439	4,394	4,164
Non-interest expense	$4,001	$4,011	$3,759	$12,063	$11,287

Q3 2013 vs. Q3 2012

Non-interest expense increased $242 million or 6% mainly due to incremental costs related to our additional 50% ownership of Investor Services. Higher costs in support of business growth, higher variable compensation in Wealth Management driven by higher revenue and the inclusion of our acquisition of Ally Canada also contributed to the increase. These factors were partially offset by lower variable compensation in Capital Markets and continuing benefits from our ongoing focus on cost management activities.

Q3 2013 vs. Q2 2013

Non-interest expense decreased $10 million, as the prior quarter included a restructuring charge of $44 million related to the integration of Investor Services, primarily in Europe. Excluding the restructuring charge, non-interest expense increased $34 million or 1%, mainly reflecting the unfavourable impact of seasonal factors, including additional days in the quarter, and higher costs in support of business growth. These factors were largely offset by lower variable compensation primarily driven by lower investment banking and lower fixed income trading results in Capital Markets.

Q3 2013 vs. Q3 2012 (Nine months ended)

Non-interest expense increased $776 million or 7%. Excluding the restructuring charge of $44 million noted above, and a prior year impairment loss related to our investment in RBC Dexia and other costs related to this acquisition totalling $188 million, non-interest expense increased $920 million or 8%, primarily reflecting incremental costs related to our additional 50% ownership of Investor Services. Higher variable compensation mainly driven by increased revenue in Wealth Management, higher costs in support of business growth and the inclusion of our acquisition of Ally Canada also contributed to the increase. These factors were partially offset by lower variable compensation in Capital Markets and continuing benefits from our ongoing focus on cost management activities.

8        Royal Bank of Canada        Third Quarter 2013

Non-interest expense excluding the specified items noted above for the nine month period ended July 31, 2013, the corresponding period in the prior year, and the three month period ended April 30, 2013 are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Income taxes

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net income before income taxes	$2,687	$2,532	$2,673	$8,024	$7,177
Income taxes	$383	$596	$433	$1,714	$1,498
Effective income tax rate (1)	14.3%	23.5%	16.2%	21.4%	20.9%

(1)	Income taxes as a percentage of net income before income taxes.

Our results were impacted by specified items. The current period results included net favourable tax adjustments including a $90 million income tax adjustment related to the prior year. Our third quarter results in the prior year included the release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the CRA. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Q3 2013 vs. Q3 2012

Income tax expense decreased $50 million or 12% from the prior year, and the effective income tax rate of 14.3% decreased 190 bps from 16.2% in the prior year, mainly due to the favourable income tax adjustments noted above and lower earnings in higher tax rate jurisdictions in the current year. The prior year benefited from the release of tax uncertainty provisions as noted above.

Q3 2013 vs. Q2 2013

Income tax expense decreased $213 million or 36% from the prior quarter, and the effective income tax rate of 14.3% decreased 920 bps from 23.5% in the prior quarter, mainly due to current period net favourable income tax adjustments.

Q3 2013 vs. Q3 2012 (Nine months ended)

Income tax expense increased $216 million or 14% from the prior year, primarily due to higher earnings before tax. The effective income tax rate of 21.4% increased 50 bps from 20.9% in the prior year, mainly due to lower earnings from tax advantaged sources, partly offset by the net favourable tax adjustments discussed above. The prior year effective tax rate was favourably impacted by the settlement of the tax matters noted above, partly offset by a loss related to the acquisition of the remaining 50% stake in RBC Dexia.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain unchanged from October 31, 2012. For further details, refer to the How we measure and report our business segments section of our 2012 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on the capital invested in our business. The business segment ROE measure is viewed as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2012 Annual Report.

Royal Bank of Canada        Third Quarter 2013        9

The following table provides a summary of our ROE calculations:

	For the three months ended
	July 31 2013							April 30 2013	July 31 2012
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,156	$228	$158	$100	$371	$203	$2,216	$1,848	$2,152
Total average common equity (1), (2)	$14,550	$5,450	$1,400	$2,050	$11,650	$7,100	$42,200	$41,000	$37,700
ROE (3)	31.6%	16.6%	44.6%	19.5%	12.7%	n.m.	20.9%	18.5%	22.7%

	For the nine months ended
	July 31 2013							July 31 2012
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$3,290	$668	$484	$241	$1,186	$175	$6,044	$5,361
Total average common equity (1), (2)	$13,700	$5,400	$1,450	$2,000	$11,050	$7,500	$41,100	$36,600
ROE (3)	32.1%	16.6%	44.5%	16.3%	14.3%	n.m.	19.7%	19.6%
(1)	Average common equity represent rounded figures.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
(3)	Calculated under Basel lll, including comparative periods. ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value. Economic profit is a non-GAAP measure, does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The capital charge includes a charge for common equity and preferred shares. We prospectively revised our cost of equity in the first quarter of 2013 to 8.5% from 9.5% in 2012, largely as a result of the continuing low interest rate environment.

The following table provides a summary of our Economic profit:

	For the three months ended
	July 31 2013							April 30 2013	July 31 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,180	$236	$160	$104	$388	$236	$2,304	$1,936	$2,240
add: Non-controlling interests	(2)	–	–	(1)	–	(22)	(25)	(24)	(24)
After-tax effect of amortization of other intangibles	7	17	–	7	1	(1)	31	29	29
Goodwill and intangibles writedown	–	–	–		–	–	–	–	7
Adjusted net income	$1,185	$253	$160	$110	$389	$213	$2,310	$1,941	$2,252
less: Capital charge	334	125	33	47	269	159	967	914	966
Economic profit	$851	$128	$127	$63	$120	$54	$1,343	$1,027	$1,286

10        Royal Bank of Canada        Third Quarter 2013

	For the nine months ended
	July 31 2013							July 31 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income	$3,357	$694	$490	$251	$1,238	$280	$6,310	$5,628
add: Non-controlling interests	(3)	(1)	–	(1)	–	(69)	(74)	(74)
After-tax effect of amortization of other intangibles	18	51	–	17	1	–	87	100
Goodwill and intangibles writedown	–	–	–		–	–	–	168
Adjusted net income	$3,372	$744	$490	$267	$1,239	$211	$6,323	$5,822
less: Capital charge	936	368	100	136	759	504	2,803	2,795
Economic profit	$2,436	$376	$390	$131	$480	$(293)	$3,520	$3,027

Results excluding specified items

Our third quarter results were impacted by a favourable income tax adjustment of $90 million related to the prior year. Our prior quarter results were impacted by a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe. Our prior year third quarter results were impacted by net favourable adjustments of $262 million after-tax including a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the CRA, a favourable adjustment related to a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax), and a loss of $12 million ($11 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia. The total loss related to this acquisition for the nine months ended July 31, 2012 was $224 million ($213 million after-tax). We believe that excluding these specified items from our results is more reflective of our ongoing operating results, which will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of our financial performance for the three and nine month periods ended July 31, 2013 with the corresponding periods in the prior year and the three month period ended April 30, 2013. These measures are non-GAAP, do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following tables provide calculations of our results and measures excluding these specified items:

Consolidated results

	For the three months ended
	July 31 2013			April 30 2013
		Item excluded			Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Income tax adjustment (1)	Adjusted	As reported	Restructuring charge (2)	Adjusted
Continuing operations
Total revenue	$7,218	$–	$7,218	$7,769	$–	$7,769
PCL	267	–	267	288	–	288
PBCAE	263	–	263	938	–	938
Non-interest expense	4,001	–	4,001	4,011	(44)	3,967
Net income before income taxes	$2,687	$–	$2,687	$2,532	$44	$2,576
Income taxes	383	90	473	596	13	609
Net income from continuing operations	$2,304	$(90)	$2,214	$1,936	$31	$1,967
Net loss from discontinued operations	$–	$–	$–	$–	$–	$–
Net income	$2,304	$(90)	$2,214	$1,936	$31	$1,967
Net income available to common shareholders	$2,216	$(90)	$2,126	$1,848	$31	$1,879
Average number of common shares (thousands)	1,443,350		1,443,350	1,445,238		1,445,238
Basic earnings per share (in dollars)	$1.54	$(0.06)	$1.48	$1.28	$0.02	$1.30
Basic earnings per share from continuing operations (in dollars)	$1.54	$(0.06)	$1.48	$1.28	$0.02	$1.30
Average number of diluted common shares (thousands)	1,465,991		1,465,991	1,468,008		1,468,008
Diluted earnings per share (in dollars)	$1.52	$(0.06)	$1.46	$1.27	$0.02	$1.29
Diluted earnings per share from continuing operations (in dollars)	$1.52	$(0.06)	$1.46	$1.27	$0.02	$1.29
Average common equity	$42,200		$42,200	$41,000		$41,000
ROE (3)	20.9%		20.0%	18.5%		18.8%
ROE from continuing operations (3)	20.9%		20.0%	18.5%		18.8%
Effective tax rate from continuing operations	14.3%		17.6%	23.5%		23.6%
(1)	The favourable income tax adjustment is related to the prior year.
(2)	The restructuring charge is related to the integration of Investor Services, primarily in Europe.
(3)	Based on actual balances before rounding.

Royal Bank of Canada        Third Quarter 2013        11

	For the three months ended
	July 31 2012
		Items excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Tax settlement (1)	Mortgage prepayment interest adjustment (2)	Loss related to the acquisition of the remaining 50% stake in RBC Dexia (3)	Sub-total	Adjusted
Continuing operations
Total revenue	$7,756	$(72)	$(125)	$–	$(197)	$7,559
PCL	324	–	–	–	–	324
PBCAE	1,000	–	–	–	–	1,000
Non-interest expense	3,759	–	–	(12)	(12)	3,747
Net income before income taxes	$2,673	$(72)	$(125)	$12	$(185)	$2,488
Income taxes	433	109	(33)	1	77	510
Net income from continuing operations	$2,240	$(181)	$(92)	$11	$(262)	$1,978
Net loss from discontinued operations	$–	$–	$–	$–	$–	$–
Net income	$2,240	$(181)	$(92)	$11	$(262)	$1,978
Net income available to common shareholders	$2,152	$(181)	$(92)	$11	$(262)	$1,890
Average number of common shares (thousands)	1,443,457					1,443,457
Basic earnings per share (in dollars)	$1.49	$(0.13)	$(0.06)	$0.01	$(0.18)	$1.31
Basic earnings per share from continuing operations (in dollars)	$1.49	$(0.13)	$(0.06)	$0.01	$(0.18)	$1.31
Average number of diluted common shares (thousands)	1,469,513					1,469,513
Diluted earnings per share (in dollars)	$1.47	$(0.12)	$(0.06)	$–	$(0.18)	$1.29
Diluted earnings per share from continuing operations (in dollars)	$1.47	$(0.12)	$(0.06)	$–	$(0.18)	$1.29
Average common equity	$37,700					$37,700
ROE (4)	22.7%					19.9%
ROE from continuing operations (4)	22.7%					19.9%
Effective tax rate from continuing operations	16.2%					20.5%
(1)	The prior year release of tax uncertainty provisions and interest income relates to the settlement of several tax matters with the CRA.
(2)	Relates to a change in estimate of mortgage prepayment interest. For further details, refer to the following Results excluding the mortgage prepayment interest adjustment in Personal & Commercial Banking and Canadian Banking section.
(3)	Comprised of a writedown of other intangibles of $7 million (before- and after-tax) and other costs of $5 million ($4 million after-tax).
(4)	Based on actual balances before rounding.

12        Royal Bank of Canada        Third Quarter 2013

	For the nine months ended
	July 31 2013				July 31 2012
		Items excluded				Items excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Income tax adjustment (1)	Restructuring charge (2)	Adjusted	As reported	Tax settlement (3)	Mortgage prepayment interest adjustment (4)	Loss related to the acquisition of the remaining 50% stake in RBC Dexia (5)	Sub-total	Adjusted
Continuing operations
Total revenue	$22,897	$–	$–	$22,897	$22,254	$(72)	$(125)	$36	$(161)	$22,093
PCL	904	–	–	904	939	–	–	–	–	939
PBCAE	1,906	–	–	1,906	2,851	–	–	–	–	2,851
Non-interest expense	12,063	–	(44)	12,019	11,287	–	–	(188)	(188)	11,099
Net income before income taxes	$8,024	$–	$44	$8,068	$7,177	$(72)	$(125)	$224	$27	$7,204
Income taxes	1,714	90	13	1,817	1,498	109	(33)	11	87	1,585
Net income from continuing operations	$6,310	$(90)	$31	$6,251	$5,679	$(181)	$(92)	$213	$(60)	$5,619
Net loss from discontinued operations	$–	$–	$–	$–	$(51)	$–	$–	$–	$–	$(51)
Net income	$6,310	$(90)	$31	$6,251	$5,628	$(181)	$(92)	$213	$(60)	$5,568
Net income available to common shareholders	$6,044	$(90)	$31	$5,985	$5,361	$(181)	$(92)	$213	$(60)	$5,301
Average number of common shares (thousands)	1,444,686			1,444,686	1,441,488					1,441,488
Basic earnings per share (in dollars)	$4.18	$(0.06)	$0.02	$4.14	$3.72	$(0.13)	$(0.06)	$0.15	$(0.04)	$3.68
Basic earnings per share from continuing operations (in dollars)	$4.18	$(0.06)	$0.02	$4.14	$3.75	$(0.13)	$(0.06)	$0.15	$(0.04)	$3.71
Average number of diluted common shares (thousands)	1,467,781			1,467,781	1,467,964					1,467,964
Diluted earnings per share (in dollars)	$4.15	$(0.06)	$0.02	$4.11	$3.68	$(0.12)	$(0.06)	$0.14	$(0.04)	$3.64
Diluted earnings per share from continuing operations (in dollars)	$4.15	$(0.06)	$0.02	$4.11	$3.71	$(0.12)	$(0.06)	$0.14	$(0.04)	$3.67
Average common equity	$41,100			$41,100	$36,600					$36,600
ROE (6)	19.7%			19.5%	19.6%					19.3%
ROE from continuing operations (6)	19.7%			19.5%	19.7%					19.5%
Effective tax rate from continuing operations	21.4%			22.5%	20.9%					22.0%
(1)	The favourable income tax adjustment is related to the prior year.
(2)	The restructuring charge is related to the integration of Investor Services, primarily in Europe.
(3)	The prior year release of tax uncertainty provisions and interest income relates to the settlement of several tax matters with the CRA.
(4)	Relates to a change in estimate of mortgage prepayment interest. For further details, refer to the following Results excluding the mortgage prepayment interest adjustment in Personal & Commercial Banking and Canadian Banking section.
(5)	The loss in the prior year related to the acquisition of the remaining 50% stake in RBC Dexia consisted of an impairment loss of $168 million (before- and after-tax), comprised of a writedown of goodwill and other intangibles, other costs relating to the acquisition of $20 million ($19 million after-tax), and a loss of $36 million ($26 million after-tax), which was our proportionate share of the loss recorded by RBC Dexia from the securities exchange with Dexia Group and trading losses on the sale of a majority of the securities received in the exchange.
(6)	Based on actual balances before rounding.

Results excluding the mortgage prepayment interest adjustment in Personal & Commercial Banking and Canadian Banking

Our prior year Personal & Commercial Banking and Canadian Banking results were impacted by a mortgage prepayment interest adjustment of $125 million ($92 million after-tax) as noted in the following tables. In the prior year, we determined that the prepayment interest expected to be collected on our mortgage portfolios cannot be reliably estimated and we now exclude it in the determination of the effective interest rate of newly originated mortgages. This change was applied as a change in accounting estimate in the prior year. We believe that excluding this specified item from our results is more reflective of our ongoing operating results, which will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of our financial performance for the three and nine month periods ended July 31, 2013 with the corresponding periods in the prior year and the three month period ended April 30, 2013. These measures are non-GAAP, do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

Royal Bank of Canada        Third Quarter 2013        13

The following tables provide calculations of our results and measures excluding the mortgage prepayment interest adjustment:

Personal & Commercial Banking

	For the three months ended (1)			For the nine months ended (1)
	July 31 2012			July 31 2012
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Mortgage prepayment interest adjustment	Adjusted	As reported	Mortgage prepayment interest adjustment	Adjusted
Net interest income	$2,391	$(125)	$2,266	$6,759	$(125)	$6,634
Non-interest income	909	–	909	2,655	–	2,655
Total revenue	3,300	(125)	3,175	9,414	(125)	9,289
PCL	300	–	300	869	–	869
Non-interest expense	1,508	–	1,508	4,406	–	4,406
Net income before taxes	1,492	(125)	1,367	4,139	(125)	4,014
Net income	$1,102	$(92)	$1,010	$3,054	$(92)	$2,962
Selected balances and other information
Net income available to common shareholders	$1,079	$(92)	$987	$2,983	$(92)	$2,891
Average common equity	12,550	–	12,550	12,800		12,800
ROE (2)	34.2%		31.3%	31.1%		30.1%
Net interest income	$2,391	$(125)	$2,266	$6,759	$(125)	$6,634
Average total earning assets	319,800	–	319,800	313,500	–	313,500
NIM	2.97%		2.82%	2.88%		2.83%
Non-interest expense	$1,508	$–	$1,508	$4,406	$–	$4,406
Total revenue	3,300	(125)	3,175	9,414	(125)	9,289
Efficiency ratio	45.7%		47.5%	46.8%		47.4%
Revenue growth rate	10.0%		5.9%	4.9%		3.5%
Non-interest expense growth rate	4.5%		4.5%	4.6%		4.6%
Operating leverage	5.5%		1.4%	0.3%		(1.1)%
(1)	There were no adjustments for the three and nine month periods ended July 31, 2013.
(2)	Based on actual balances before rounding.

Canadian Banking

	For the three months ended (1)			For the nine months ended (1)
	July 31 2012			July 31 2012
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Mortgage prepayment interest adjustment	Adjusted	As reported	Mortgage prepayment interest adjustment	Adjusted
Net interest income	$2,248	$(125)	$2,123	$6,329	$(125)	$6,204
Non-interest income	845	–	845	2,466	–	2,466
Total revenue	3,093	(125)	2,968	8,795	(125)	8,670
PCL	234	–	234	748	–	748
Non-interest expense	1,330	–	1,330	3,901	–	3,901
Net income before taxes	1,529	(125)	1,404	4,146	(125)	4,021
Net income	$1,127	$(92)	$1,035	$3,058	$(92)	$2,966
Revenue by business
Revenue for Personal Financial Services	$1,768	$(125)	$1,643	$4,911	$(125)	$4,786
Selected balances and other information
Net income available to common shareholders	$1,110	$(92)	$1,018	$3,003	$(92)	$2,911
Average common equity	10,050		10,050	10,350		10,350
ROE (2)	43.8%		40.2%	38.7%		37.5%
Net interest income	$2,248	$(125)	$2,123	$6,329	$(125)	$6,204
Average total earning assets	307,900		307,900	302,700	–	302,700
NIM	2.91%		2.74%	2.79%		2.74%
Non-interest expense	$1,330	$–	$1,330	$3,901	$–	$3,901
Total revenue	3,093	(125)	2,968	8,795	(125)	8,670
Efficiency ratio	43.0%		44.8%	44.4%		45.0%
Revenue growth rate	10.5%		6.0%	5.3%		3.8%
Non-interest expense growth rate	2.5%		2.5%	3.2%		3.2%
Operating leverage	8.0%		3.5%	2.1%		0.6%
(1)	There were no adjustments for the three and nine month periods ended July 31, 2013.
(2)	Based on actual balances before rounding.

Results excluding specified items related to our acquisition of the remaining 50% stake in RBC Dexia and associated integration costs in Investor & Treasury Services

Our Investor & Treasury Services results were impacted in the prior year by a loss of $224 million ($213 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia and were impacted in the prior quarter by a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe, as noted in the following table.

14        Royal Bank of Canada        Third Quarter 2013

We believe that excluding these specified items from our results is more reflective of our ongoing operating results, which will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of our financial performance for the three and nine month periods ended July 31, 2013 with the corresponding periods in the prior year and the three month period ended April 30, 2013. These measures are non-GAAP, do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides calculations of our results and measures excluding these specified items:

Investor & Treasury Services

	For the three months ended (1)						For the nine months ended
	April 30 2013			July 31 2012			July 31 2013			July 31 2012
(Millions of Canadian dollars)	As reported	Restructuring charge	Adjusted	As reported	Loss related to the acquisition of the remaining 50% stake in RBC Dexia (2)	Adjusted	As reported	Restructuring charge	Adjusted	As reported	Loss related to the acquisition of the remaining 50% stake in RBC Dexia (3)	Adjusted
Net interest income	$162	$–	$162	$152	$–	$152	$506	$–	$506	$496	$–	$496
Non-interest income	290	–	290	152	–	152	852	–	852	415	36	451
Total Revenue	452	–	452	304	–	304	1,358	–	1,358	911	36	947
Non-interest expense	364	(44)	320	226	(12)	214	1,019	(44)	975	818	(188)	630
Net income before income taxes	88	44	132	78	12	90	339	44	383	93	224	317
Net income	$67	$31	$98	$51	$11	$62	$251	$31	$282	$13	$213	$226
Selected balances and other information
Net income available to common shareholders	$64	$31	$95	$49	$11	$60	$241	$31	$272	$4	$213	$217
Average common equity	1,950		1,950	1,400		1,400	2,000		2,000	1,550		1,550
ROE (4)	13.4%		19.9%	13.9%		17.1%	16.3%		18.3%	0.4%		18.7%
(1)	There were no adjustments for the three month period ended July 31, 2013.
(2)	Comprised of a writedown of other intangibles of $7 million (before-and after-tax) and other costs of $5 million ($4 million after-tax).
(3)	Consisted of an impairment loss of $168 million (before-and after-tax), comprised of a writedown of goodwill and other intangibles, other costs relating to the acquisition of $20 million ($19 million after-tax), and a loss of $36 million ($26 million after-tax), which was our proportionate share of the loss recorded by RBC Dexia from the securities exchange with Dexia Group and trading losses on the sale of a majority of the securities received in the exchange.
(4)	Based on actual balances before rounding.

Personal & Commercial Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net interest income	$2,445	$2,272	$2,391	$7,031	$6,759
Non-interest income	977	925	909	2,833	2,655
Total revenue	3,422	3,197	3,300	9,864	9,414
PCL	226	254	300	721	869
Non-interest expense	1,605	1,518	1,508	4,616	4,406
Net income before income taxes	1,591	1,425	1,492	4,527	4,139
Net income	$1,180	$1,057	$1,102	$3,357	$3,054
Revenue by business
Canadian Banking	$3,221	$3,000	$3,093	$9,262	$8,795
Caribbean & U.S. Banking	201	197	207	602	619
Selected average balances and other information
ROE	31.6%	30.1%	34.2%	32.1%	31.1%
ROE adjusted (1)	n.a.	n.a.	31.3%	n.a.	30.1%
NIM (2)	2.83%	2.74%	2.97%	2.79%	2.88%
NIM adjusted (1), (2)	n.a.	n.a.	2.82%	n.a.	2.83%
Efficiency ratio (3)	46.9%	47.5%	45.7%	46.8%	46.8%
Efficiency ratio adjusted (1), (3)	n.a.	n.a.	47.5%	n.a.	47.4%
Operating leverage	(2.7)%	0.5%	5.5%	0.0%	0.3%
Operating leverage adjusted (1)	1.3%	n.a.	1.4%	1.4%	(1.1)%
Effective income tax rate	25.8%	25.8%	26.1%	25.8%	26.2%
Average total earning assets (4)	$342,500	$339,500	$319,800	$336,500	$313,500
Average loans and acceptances (4)	341,600	337,900	318,000	335,300	312,700
Average deposits	264,400	260,800	245,800	260,300	241,800
AUA (5)	185,800	185,800	173,600	185,800	173,600
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.31%	0.38%	0.29%	0.37%

(1)	Measures have been adjusted in the prior year for a gain from a change in estimate of mortgage prepayment interest. For further details, refer to the Key performance and non-GAAP measures section.
(2)	NIM is calculated as net interest income divided by average total earning assets.
(3)	Efficiency ratio is calculated as non-interest expense divided by total revenue.
(4)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended July 31, 2013 of $52.5 billion and $6.8 billion, respectively (April 30, 2013 – $46.5 billion and $7.2 billion; July 31, 2012 – $46.1 billion and $6.1 billion).
(5)	AUA includes securitized residential mortgages and credit card loans as at July 31, 2013 of $26.5 billion and $6.8 billion respectively (April 30, 2013 – $28.6 billion and $7.2 billion; July 31, 2012 – $31.8 billion and $6.1 billion).
n.a.	not applicable

Royal Bank of Canada        Third Quarter 2013        15

Q3 2013 vs. Q3 2012

Net income increased $78 million or 7%, compared to the prior year. The prior year included a favourable adjustment related to a change in estimate of mortgage prepayment interest (prepayment adjustment) of $125 million ($92 million after-tax). Excluding the prior year prepayment adjustment, net income increased $170 million or 17% due to solid volume growth across all businesses in Canada, improved credit quality in our Caribbean and Canadian portfolios, and the inclusion of our acquisition of Ally Canada.

Total revenue increased $122 million or 4%, from the previous year. Excluding the prior year prepayment adjustment, total revenue increased $247 million or 8%.

Canadian Banking revenue increased $128 million or 4%. Excluding the prior year prepayment adjustment, Canadian Banking revenue increased $253 million or 9%, primarily resulting from solid volume growth across all businesses, the inclusion of our acquisition of Ally Canada, and fair value purchase accounting adjustments related to our acquisition of Ally Canada. These factors were partially offset by spread compression.

Caribbean & U.S. Banking revenue decreased $6 million or 3%, primarily due to lower loan balances in the Caribbean reflecting continued unfavourable economic conditions.

Net interest margin decreased 14 bps. Excluding the prior year prepayment adjustment, net interest margin increased 1 bp mainly due to fair value purchase accounting adjustments related to our acquisition of Ally Canada and a reversal of the prior quarter accounting volatility, largely offset by lower spreads reflecting the continued low interest rate environment and competitive pressures.

PCL decreased $74 million or 25%, mainly due to lower provisions in our Caribbean and Canadian Banking portfolios reflecting improved credit quality. For further details, refer to the Credit quality performance section.

Non-interest expense increased $97 million or 6%, mainly due to higher costs in support of business growth, the inclusion of our acquisition of Ally Canada, and increased pension expense, partially offset by continuing benefits from our ongoing focus on cost management activities.

Q3 2013 vs. Q2 2013

Net income increased $123 million or 12%, largely due to the positive impact of seasonal factors, including additional days in the quarter, volume growth across all businesses in Canada, improved credit quality and higher earnings from the inclusion of our acquisition of Ally Canada.

Net interest margin increased 9 bps, mainly due to a reversal of the prior quarter accounting volatility and fair value purchase accounting adjustments related to our acquisition of Ally Canada.

Q3 2013 vs. Q3 2012 (Nine months ended)

Net income increased $303 million or 10% from the prior year. Excluding the prior year prepayment adjustment, net income increased $395 million or 13%, primarily reflecting solid volume growth across all businesses in Canada, improved credit quality and the inclusion of our acquisition of Ally Canada.

Total revenue increased $450 million or 5%. Excluding the prior year prepayment adjustment, total revenue increased $575 million or 6%, largely due to solid volume growth across all businesses in Canada and the inclusion of our acquisition of Ally Canada, partially offset by spread compression.

PCL decreased $148 million or 17%, mainly due to improved credit quality in our Canadian and Caribbean Banking portfolios.

Non-interest expense increased $210 million or 5%, mainly due to higher costs in support of business growth, the inclusion of our acquisition of Ally Canada and increased pension expense. These factors were partially offset by continuing benefits from our ongoing focus on cost management activities in Canada.

Results excluding the prepayment adjustment for the three and nine months ended July 31, 2012 are non-GAAP measures. For a detailed discussion and reconciliation on the prepayment adjustment, refer to the Key performance and non-GAAP measures section.

16        Royal Bank of Canada        Third Quarter 2013

Canadian Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net interest income	$2,303	$2,138	$2,248	$6,610	$6,329
Non-interest income	918	862	845	2,652	2,466
Total revenue	3,221	3,000	3,093	9,262	8,795
PCL	213	234	234	660	748
Non-interest expense	1,432	1,351	1,330	4,113	3,901
Net income before income taxes	1,576	1,415	1,529	4,489	4,146
Net income	$1,163	$1,043	$1,127	$3,312	$3,058
Revenue by business
Personal Financial Services	$1,812	$1,677	$1,768	$5,172	$4,911
Business Financial Services	781	721	736	2,240	2,152
Cards and Payment Solutions	628	602	589	1,850	1,732
Selected balances and other information
ROE	38.4%	36.6%	43.8%	39.3%	38.7%
ROE adjusted (1)	n.a.	n.a.	40.2%	n.a.	37.5%
NIM (2)	2.77%	2.68%	2.91%	2.72%	2.79%
NIM adjusted (1), (2)	n.a.	n.a.	2.74%	n.a.	2.74%
Efficiency ratio (3)	44.5%	45.0%	43.0%	44.4%	44.4%
Efficiency ratio adjusted (1), (3)	n.a.	n.a.	44.8%	n.a.	45.0%
Operating leverage	(3.5)%	0.7%	8.0%	(0.1)%	2.1%
Operating leverage adjusted (1)	0.9%	n.a.	3.5%	1.4%	0.6%
Effective income tax rate	26.2%	26.3%	26.3%	26.2%	26.2%
Average total earning assets (4)	$330,000	$327,400	$307,900	$324,400	$302,700
Average loans and acceptances (4)	334,200	330,600	310,500	328,000	305,100
Average deposits	249,900	246,800	231,800	246,200	228,100
AUA (5)	177,300	177,500	165,600	177,300	165,600
PCL on impaired loans as a % of average net loans and acceptances	0.25%	0.29%	0.30%	0.27%	0.33%

(1)	Measures have been adjusted in the prior year for a gain from a change in estimate of mortgage prepayment interest. For further details, refer to the Key performance and non-GAAP measures section.
(2)	NIM is calculated as net interest income divided by average total earning assets.
(3)	Efficiency ratio is calculated as non-interest expense divided by total revenue.
(4)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended July 31, 2013 of $52.5 billion and $6.8 billion, respectively (April 30, 2013 – $46.5 billion and $7.2 billion; July 31, 2012 – $46.1 billion and $6.1 billion).
(5)	AUA includes securitized residential mortgages and credit card loans as at July 31, 2013 of $26.5 billion and $6.8 billion respectively (April 30, 2013 – $28.6 billion and $7.2 billion; July 31, 2012 – $31.8 billion and $6.1 billion).
n.a.	not applicable

Q3 2013 vs. Q3 2012

Net income increased $36 million or 3%, compared to the prior year. Excluding the prior year prepayment adjustment, net income increased $128 million or 12% due to solid volume growth across all businesses and lower PCL reflecting improved credit quality. Our acquisition of Ally Canada contributed $29 million to net income, net of integration and intangible amortization costs of $28 million ($20 million after-tax).

Total revenue increased $128 million or 4%, from the previous year. Excluding the prior year prepayment adjustment, revenue increased $253 million or 9%. Our acquisition of Ally Canada contributed $91 million or 3% to revenue, which includes fair value purchase accounting adjustments related to the acquisition. The acquisition contributed $62 million in Personal Financial Services and $29 million in Business Financial Services.

Personal Financial Services revenue increased $44 million or 2%. Excluding the prior year prepayment adjustment, revenue increased $169 million or 10%, primarily due to solid volume growth in personal deposits, residential mortgages and personal loans. The inclusion of our acquisition of Ally Canada and higher mutual fund distribution fees also contributed to the increase.

Business Financial Services revenue increased $45 million or 6%, reflecting strong volume growth in business deposits and loans, and the inclusion of our acquisition of Ally Canada, partially offset by lower spreads reflecting the low interest rate environment and competitive pressures.

Cards and Payment Solutions revenue increased $39 million or 7%, due to higher loan balances, improved spreads, and higher purchase volumes.

Net interest margin decreased 14 bps. Excluding the prior year prepayment adjustment, net interest margin increased 3 bps mainly due to fair value purchase accounting adjustments related to the acquisition of Ally Canada and a reversal of the prior quarter accounting volatility, partly offset by lower spreads reflecting the continued low interest rate environment and competitive pressures.

PCL decreased $21 million or 9%, mainly due to improved credit quality in our credit card, personal and business portfolios.

Non-interest expense increased $102 million or 8%. Our acquisition of Ally Canada contributed $49 million of the increase which included integration and intangible amortization costs of $28 million. The remaining increase reflected higher costs in support of business growth and higher pension expense, partially offset by continuing benefits from our ongoing focus on cost management activities.

Q3 2013 vs. Q2 2013

Net income increased $120 million or 12% from the prior quarter, primarily due to the positive impact of seasonal factors, including additional days in the quarter, volume growth across all businesses, the inclusion of our acquisition of Ally Canada, and improved credit quality.

Net interest margin increased 9 bps, mainly due to a reversal of the prior quarter accounting volatility and fair value purchase accounting adjustments related to Ally Canada.

Royal Bank of Canada        Third Quarter 2013        17

Q3 2013 vs. Q3 2012 (Nine months ended)

Net income increased $254 million or 8% from last year. Excluding the prior year prepayment adjustment, net income increased $346 million or 12%, largely reflecting solid volume growth across all businesses, improved credit quality, and earnings from the inclusion of our acquisition of Ally Canada of $39 million.

Total revenue increased $467 million or 5%. Excluding the prior year prepayment adjustment, total revenue increased $592 million or 7%, primarily reflecting solid volume growth across all businesses and the inclusion of our acquisition of Ally Canada which contributed $150 million, partially offset by spread compression.

PCL decreased $88 million or 12%, mainly due to lower provisions in personal loan and credit card portfolios.

Non-interest expense increased $212 million or 5%, mainly due to higher costs in support of business growth, the inclusion of our acquisition of Ally Canada which contributed $91 million, and higher pension expense, partially offset by continuing benefits from our ongoing focus on cost management activities.

Results excluding the prepayment adjustment for the three and nine month periods ended July 31, 2012 are non-GAAP measures. For a detailed discussion and reconciliation on the prepayment adjustment, refer to the Key performance and non-GAAP measures section.

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net interest income	$104	$93	$98	$293	$298
Non-interest income
Fee-based revenue	890	835	742	2,553	2,195
Transactional and other revenue	393	417	327	1,226	1,081
Total revenue	1,387	1,345	1,167	4,072	3,574
PCL	10	(1)	–	9	(1)
Non-interest expense	1,061	1,033	944	3,117	2,824
Net income before income taxes	316	313	223	946	751
Net income	$236	$225	$156	$694	$556
Revenue by business
Canadian Wealth Management	$475	$465	$422	$1,396	$1,278
U.S. & International Wealth Management	565	542	474	1,642	1,468
U.S. & International Wealth Management (US$ millions)	545	532	466	1,614	1,458
Global Asset Management	347	338	271	1,034	828
Selected balances and other information
ROE	16.6%	16.4%	11.3%	16.6%	13.7%
Pre-tax margin (1)	22.8%	23.3%	19.1%	23.2%	21.0%
Number of advisors (2)	4,409	4,415	4,339	4,409	4,339
Average loans and acceptances	12,500	11,500	10,200	11,700	9,800
Average deposits	31,900	32,000	29,400	31,400	29,200
AUA	$615,800	$604,500	$562,200	$615,800	$562,200
AUM	373,100	369,500	324,500	373,100	324,500
Average AUA	617,000	607,500	562,000	603,400	550,300
Average AUM	373,600	367,100	323,800	362,800	319,000

(1)	Pre-tax margin is defined as net income before income taxes divided by Total revenue.
(2)	Represents client-facing advisors across all our wealth management businesses.

Q3 2013 vs. Q3 2012

Net income increased $80 million or 51%. Excluding the unfavourable impact of $29 million ($21 million after-tax) related to certain regulatory and legal matters last year (3), net income increased $59 million or 33%, mainly due to higher average fee-based client assets and higher transaction volumes.

Total revenue increased $220 million or 19%.

Canadian Wealth Management revenue increased $53 million or 13%, mainly due to higher average fee-based client assets resulting from net sales and capital appreciation.

U.S. & International Wealth Management revenue increased $91 million or 19%. In U.S. dollars, revenue increased $79 million or 17%, mainly due to higher average fee-based client assets resulting from net sales and capital appreciation, higher transaction volumes reflecting improved market conditions, and an increase in fair value of our U.S. share-based compensation plan.

Global Asset Management revenue increased $76 million or 28%, mainly due to higher average fee-based client assets resulting from solid net sales of long-term funds to retail high net worth and institutional clients, as well as capital appreciation.

PCL increased $10 million reflecting a provision on a single account.

Non-interest expense increased $117 million or 12%, mainly due to higher variable compensation driven by higher revenue, increased staff levels and infrastructure investments in support of business growth and an increase in fair value of our U.S. share-based compensation plan. Our prior year non-interest expense included the unfavourable impact of $29 million related to certain regulatory and legal matters.

18        Royal Bank of Canada        Third Quarter 2013

Q3 2013 vs. Q2 2013

Net income increased $11 million or 5%, mainly due to higher average fee-based client assets resulting from net sales and capital appreciation, partially offset by lower transaction volumes reflecting seasonally slow market activity in the third quarter.

Q3 2013 vs. Q3 2012 (Nine months ended)

Net income increased $138 million or 25% from a year ago. Excluding the unfavourable impact of $29 million ($21 million after-tax) related to certain regulatory and legal matters last year (3) , net income increased $117 million or 20%, mainly due to higher average fee-based client assets and higher transaction volumes.

Total revenue increased $498 million or 14%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales and higher transaction volumes reflecting improved market conditions.

PCL increased $10 million reflecting a provision on a single account.

Non-interest expense increased $293 million or 10%, mainly due to higher variable compensation driven by higher revenue and increased staff levels and infrastructure investments in support of business growth. Our prior year non-interest expense included the unfavourable impact of $29 million related to certain regulatory and legal matters.

(3)	Results excluding the impact of certain regulatory and legal matters in the prior year are non-GAAP measures. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We believe that excluding these specified items is more reflective of ongoing operating results, will provide readers with a better understanding of management’s perspective and should enhance comparability of the financial performance for the three month and nine month periods ended July 31, 2013 with the corresponding periods in the prior year and the three month period ended April 30, 2013.

Insurance

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Non-interest income
Net earned premiums	$941	$894	$902	$2,748	$2,791
Investment income (1)	(439)	291	363	(109)	836
Fee income	59	61	58	189	172
Total revenue	561	1,246	1,323	2,828	3,799
Insurance policyholder benefits and claims (1)	154	821	864	1,562	2,424
Insurance policyholder acquisition expense	109	117	136	344	427
Non-interest expense	137	134	126	406	381
Net income before income taxes	161	174	197	516	567
Net income	$160	$166	$179	$490	$520
Revenue by business
Canadian Insurance	$24	$790	$873	$1,351	$2,376
International Insurance	537	456	450	1,477	1,423
Selected balances and other information
ROE	44.6%	46.0%	47.3%	44.5%	45.5%
Premiums and deposits (2)	$1,286	$1,177	$1,213	$3,658	$3,634
Fair value changes on investments backing policyholder liabilities (1)	(553)	170	256	(463)	445

(1)	Investment income can experience volatility arising from fluctuation in the fair value of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q3 2013 vs. Q3 2012

Net income decreased $19 million or 11% from a year ago, as higher earnings from a new U.K. annuity contract this quarter were mostly offset by higher claims costs including net claims of $14 million ($10 million after-tax) related to severe weather conditions in Alberta and Ontario. The prior year results included the favourable impact of a $33 million ($24 million after-tax) reduction of policy acquisition cost-related liabilities reflecting changes to our proprietary distribution channel.

Total revenue decreased $762 million or 58% as compared to the prior year.

Canadian Insurance revenue decreased $849 million, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rates, which was largely offset in PBCAE.

International Insurance revenue increased $87 million or 19%, mainly due to the new U.K. annuity contract and higher premiums in our reinsurance products reflecting volume growth.

PBCAE decreased $737 million or 74%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. Last year, PBCAE included the reduction of policy acquisition cost-related liabilities as noted above.

Non-interest expense increased $11 million or 9%, largely due to higher costs in support of business growth and the reclassification of certain acquisition expenses from PBCAE, partially offset by continuing benefits from our ongoing focus on cost management activities.

Q3 2013 vs. Q2 2013

Net income decreased $6 million or 4%, mainly due to the unfavourable impact of interest and asset related activities on the Canadian life business, and favourable actuarial adjustments in the prior quarter. These factors were partially offset by higher U.K. annuity earnings resulting from the new contract this quarter.

Royal Bank of Canada        Third Quarter 2013        19

Q3 2013 vs. Q3 2012 (Nine months ended)

Net income decreased $30 million or 6%, reflecting the impact of lower new business volumes in Canadian Insurance, partially offset by the favourable impact of interest and asset related activities in our Canadian life business. Last year’s results also included the reduction of policy acquisition cost-related liabilities as noted above.

Total revenue decreased $971 million or 26%, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rates, largely offset in PBCAE.

PBCAE decreased $945 million or 33%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. Last year PBCAE also included the reduction of policy acquisition cost-related liabilities as noted above.

Non-interest expense increased $25 million or 7%, mainly due to the reclassification of certain acquisition expenses from PBCAE and higher costs in support of business growth, partially offset by continuing benefits from our ongoing focus on cost management activities.

Investor & Treasury Services

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net interest income	$169	$162	$152	$506	$496
Non-interest income	287	290	152	852	415
Total revenue	456	452	304	1,358	911
Non-interest expense	314	364	226	1,019	818
Net income before income taxes	142	88	78	339	93
Net income	$104	$67	$51	$251	$13
Selected balances and other information
ROE	19.5%	13.4%	13.9%	16.3%	0.4%
ROE adjusted (1)	n.a.	19.9%	17.1%	18.3%	18.7%
Average deposits	$108,500	$104,800	$96,600	$104,800	$100,600
AUA (2)	3,094,400	3,112,300	2,670,900	3,094,400	2,670,900
Average AUA (2)	3,131,600	2,997,100	2,773,000	3,018,900	2,762,300

(1)	Measure has been adjusted for the restructuring charge related to the integration of Investor Services and the loss related to the acquisition of the remaining 50% stake in RBC Dexia. For further details, refer to the Key performance and non-GAAP measures section.
(2)	AUA and average AUA represented the total AUA of Investor Services, formerly RBC Dexia, of which we had a 50% ownership interest prior to July 27, 2012.
n.a.	not applicable

Our results were impacted by specified items, which comprised of a prior quarter restructuring charge related to the integration of Investor Services, primarily in Europe, and a prior year loss related to the acquisition of the remaining 50% stake in RBC Dexia. Results excluding these specified items for the nine month period ended July 31, 2013, the corresponding period in the prior year and the three month periods ended April 30, 2013 and July 31, 2012 are non-GAAP measures. For further details on the specified items impacting our results, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Q3 2013 vs. Q3 2012

Net income of $104 million increased $53 million from a year ago. Excluding the prior year loss relating to the acquisition of the remaining 50% stake in RBC Dexia, net income increased $42 million or 68%, primarily due to improved business performance in Investor Services including higher revenue and continuing benefits from our ongoing focus on cost management activities. Incremental earnings related to our additional 50% ownership of Investor Services also contributed to the increase. These factors were partially offset by lower funding and liquidity revenue.

Total revenue increased $152 million or 50%, mainly due to incremental revenue related to our additional 50% ownership of Investor Services. Higher custodial fees and increased foreign exchange revenue in Investor Services, primarily driven by higher transaction volumes, also positively impacted our revenue. These factors were partially offset by lower funding and liquidity revenue as a result of the unfavourable impact of widening credit spreads.

Non-interest expense increased $88 million or 39%. Excluding the loss noted above in the prior year, non-interest expense increased $100 million or 47%, mainly reflecting incremental costs related to our additional 50% ownership of Investor Services, partially offset by continuing benefits from our ongoing focus on cost management activities.

Q3 2013 vs. Q2 2013

Net income increased $37 million or 55%. Excluding the restructuring charge in the prior quarter, net income increased $6 million or 6%, largely driven by higher securities lending as the current quarter was favourably impacted by the European dividend season and continuing benefits from our ongoing focus on cost management activities in Investor Services. These factors were partially offset by lower funding and liquidity revenue resulting from the unfavourable impact of widening spreads.

Q3 2013 vs. Q3 2012 (Nine months ended)

Net income increased $238 million. Excluding the specified items described above, net income increased $56 million or 25%, largely due to improved business performance in Investor Services including higher revenue and continuing benefits from our ongoing focus on cost management activities. Incremental earnings related to our additional 50% ownership of Investor Services also contributed to the increase. These factors were partially offset by lower funding and liquidity revenue.

Total revenue increased $447 million or 49%. Excluding the specified items described above, total revenue increased $411 million or 43%, mainly reflecting incremental revenue related to our additional 50% ownership of Investor Services. Our revenue was also positively impacted by increased foreign exchange revenue and higher custodial fees, primarily driven by higher transaction

20        Royal Bank of Canada        Third Quarter 2013

volumes in Investor Services. These factors were partially offset by lower funding and liquidity revenue as the prior year benefited from tightening credit spreads.

Non-interest expense increased $201 million or 25%. Excluding the specified items described above, non-interest expense increased $345 million or 55%, primarily reflecting incremental costs related to our additional 50% ownership of Investor Services. Higher infrastructure costs also contributed to the increase. These factors were partially offset by continuing benefits from our ongoing focus on cost management activities.

Capital Markets

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net interest income (1)	$727	$713	$631	$2,178	$1,896
Non-interest income	701	849	982	2,719	2,736
Total revenue (1)	1,428	1,562	1,613	4,897	4,632
PCL	28	40	24	177	72
Non-interest expense	882	954	932	2,887	2,830
Net income before income taxes	518	568	657	1,833	1,730
Net income	$388	$386	$429	$1,238	$1,171
Revenue by business
Global Markets	$752	$817	$848	$2,604	$2,793
Corporate and Investment Banking	669	719	732	2,228	1,846
Other	7	26	33	65	(7)
Selected balances and other information
ROE	12.7%	14.2%	14.3%	14.3%	13.7%
Average trading securities	$100,700	$104,000	$89,600	$101,500	$90,000
Average loans and acceptances	54,800	54,000	49,400	53,800	45,600
PCL on impaired loans as a % of average net loans and acceptances	0.20%	0.31%	0.20%	0.44%	0.21%

(1)	The teb adjustment for the three months ended July 31, 2013 was $95 million (April 30, 2013 – $101 million, July 31, 2012 – $88 million). For the nine months ended July 31, 2013, the teb adjustment was $286 million (July 31, 2012 – $327 million). For further discussion, refer to the How we measure and report our business segments section of our 2012 Annual Report.

Q3 2013 vs. Q3 2012

Net income decreased $41 million or 10%, primarily due to lower fixed income trading revenue, and lower investment banking activities compared to the strong levels last year. These factors were partially offset by lower variable compensation and a favourable income tax adjustment of $31 million related to the first half of the current year, as a result of a lower effective tax rate for the current year.

Total revenue decreased $185 million.

Global Markets revenue decreased $96 million or 11%, mainly due to lower fixed income trading revenue, partly as a result of market concerns related to the planned phase-out of the U.S. quantitative easing program. This was partially offset by higher revenue in equity trading, and higher equity origination across all geographies.

Corporate and Investment Banking revenue decreased $63 million or 9%, primarily due to lower M&A activity across all geographies and lower loan syndication activity primarily in the U.S. compared to the strong levels last year. These factors were partially offset by solid growth in lending.

Other revenue decreased $26 million, mainly due to losses on bank-owned life insurance (BOLI) as compared to gains in the prior year.

PCL increased $4 million or 17%, largely reflecting an increase in provisions on a single account. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $50 million or 5%, mainly due to lower variable compensation and continuing benefits from our ongoing focus on cost management activities, partially offset by higher support costs.

Q3 2013 vs. Q2 2013

Net income increased $2 million or 1%, as lower investment banking activities across most geographies and lower fixed income trading revenue driven by challenging trading conditions were more than offset by lower variable compensation and the favourable income tax adjustment noted above. Solid growth in lending, primarily in the U.S., also contributed to the increase.

Q3 2013 vs. Q3 2012 (Nine months ended)

Net income increased $67 million or 6%, mainly due to strong growth in Corporate and Investment Banking mainly in the U.S. Lower variable compensation, the favourable income tax adjustment noted above, and the disposition of our London Metal Exchange (LME) shares also contributed to the increase. These factors were partially offset by lower trading revenue and higher PCL.

Total revenue increased $265 million or 6%, primarily due to strong growth in our lending and loan syndication activities mainly in the U.S. Higher debt and equity origination mainly in the U.S., the disposition of our LME shares, and higher M&A activity primarily in Canada and the U.S. also contributed to the increase. These factors were partially offset by lower revenue in our trading businesses largely in Europe and Canada.

PCL increased $105 million, mainly reflecting provisions on a few accounts. For further details, refer to the Credit quality performance section.

Non-interest expense increased $57 million or 2%, mainly due to higher support costs, and higher litigation provisions and related legal costs. These factors were partially offset by lower variable compensation partially reflecting a lower targeted compensation payout ratio.

Royal Bank of Canada        Third Quarter 2013        21

Corporate Support

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net interest income (loss) (1)	$(52)	$(17)	$17	$(107)	$(126)
Non-interest income (loss)	16	(16)	32	(15)	50
Total revenue (1)	(36)	(33)	49	(122)	(76)
PCL	3	(5)	–	(3)	(1)
Non-interest expense	2	8	23	18	28
Net income (loss) before income taxes (1)	(41)	(36)	26	(137)	(103)
Income taxes (recoveries) (1)	(277)	(71)	(297)	(417)	(468)
Net income (2)	$236	$35	$323	$280	$365

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and NCI. Net income attributable to NCI for the three months ended July 31, 2013 was $22 million (April 30, 2013 – $24 million; July 31, 2012 – $23 million). For the nine months ended July 31, 2013, net income attributable to NCI was $69 million (July 31, 2012 – $70 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended July 31, 2013 was $95 million as compared to $101 million in the prior quarter and $88 million in the prior year period. For the nine months ended July 31, 2013, the teb amount was $286 million as compared to $327 million in the prior year period. For further discussion, refer to the How we measure and report our business segments section of our 2012 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q3 2013

Net income was $236 million largely reflecting net favourable tax adjustments including a $90 million income tax adjustment related to the prior year and asset/liability management activities.

Q2 2013

Net income was $35 million largely reflecting asset/liability management activities, partially offset by net unfavourable tax adjustments.

Q3 2012

Net income was $323 million largely due to the settlement of several tax matters with the CRA which resulted in the release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid. Our results also included other net favourable tax adjustments and asset/liability management activities.

Q3 2013 (Nine months ended)

Net income was $280 million largely reflecting net favourable tax adjustments including the $90 million income tax adjustment related to the prior year and asset/liability management activities.

Q3 2012 (Nine months ended)

Net income was $365 million largely due to the release of tax uncertainty provisions and interest income as noted above, asset/liability management activities, and other net tax adjustments.

22        Royal Bank of Canada        Third Quarter 2013

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other foreign currencies. The following table summarizes our results for the last eight quarters (the period):

	2013			2012				2011
(Millions of Canadian dollars, except per share and percentage amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Continuing operations
Net interest income	$3,393	$3,223	$3,285	$3,175	$3,289	$3,031	$3,003	$2,957
Non-interest income	3,825	4,546	4,625	4,343	4,467	3,893	4,571	3,735
Total revenue	$7,218	$7,769	$7,910	$7,518	$7,756	$6,924	$7,574	$6,692
PCL	267	288	349	362	324	348	267	276
PBCAE	263	938	705	770	1,000	640	1,211	867
Non-interest expense	4,001	4,011	4,051	3,873	3,759	3,857	3,671	3,530
Net income before income taxes	$2,687	$2,532	$2,805	$2,513	$2,673	$2,079	$2,425	$2,019
Income taxes	383	596	735	602	433	516	549	410
Net income from continuing operations	$2,304	$1,936	$2,070	$1,911	$2,240	$1,563	$1,876	$1,609
Net loss from discontinued operations	–	–	–	–	–	(30)	(21)	(38)
Net income	$2,304	$1,936	$2,070	$1,911	$2,240	$1,533	$1,855	$1,571
EPS – basic	$1.54	$1.28	$1.37	$1.26	$1.49	$1.00	$1.23	$1.03
– diluted	1.52	1.27	1.36	1.25	1.47	0.99	1.22	1.02
EPS from continuing operations – basic	$1.54	$1.28	$1.37	$1.26	$1.49	$1.02	$1.24	$1.06
– diluted	1.52	1.27	1.36	1.25	1.47	1.01	1.23	1.05
Segments – net income (loss) from continuing operations
Personal & Commercial Banking	$1,180	$1,057	$1,120	$1,034	$1,102	$940	$1,012	$947
Wealth Management	236	225	233	207	156	212	188	179
Insurance	160	166	164	194	179	151	190	200
Investor & Treasury Services	104	67	80	72	51	(121)	83	40
Capital Markets	388	386	464	410	429	371	371	125
Corporate Support	236	35	9	(6)	323	10	32	118
Net income from continuing operations	$2,304	$1,936	$2,070	$1,911	$2,240	$1,563	$1,876	$1,609
Net income – total	$2,304	$1,936	$2,070	$1,911	$2,240	$1,533	$1,855	$1,571
Effective income tax rate from continuing operations	14.3%	23.5%	26.2%	24.0%	16.2%	24.8%	22.6%	20.3%
Period average US$ equivalent of C$1.00	$0.963	$0.982	$1.005	$1.011	$0.982	$1.008	$0.987	$0.992
Specified items affecting our results

•	In the third quarter of 2013, our results included net favourable income tax adjustments including a $90 million income tax adjustment related to the prior year.
•	In the second quarter of 2013, our results included a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe.
•	In the third quarter of 2012, our results included a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the Canada Revenue Agency.
•	In the third quarter of 2012, our results included an adjustment related to a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax), as well as an additional loss of $12 million ($11 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia.
•	In the second quarter of 2012, our results included a loss of $212 million ($202 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia.

Trend analysis

Economic conditions in Canada and the U.S. continued to improve gradually throughout most of the period. Global capital market conditions remained uncertain during the period reflecting ongoing European sovereign debt concerns and the slow pace of global economic recovery, although markets in Canada and the U.S. generally improved in the first nine months of fiscal 2013.

Earnings were solid over the period with particularly strong results for the past five quarters, largely reflecting solid volume growth in our Canadian Banking businesses and generally solid results in Capital Markets. Wealth Management results also improved significantly since Q3 2012. Insurance results fluctuated during the period largely due to the timing of new U.K. annuity contracts and generally lower claims costs. Investor & Treasury Services results trended upward for the past four quarters following our acquisition of the remaining 50% stake in RBC Dexia. PCL was generally stable over the period and has trended down in fiscal 2013 reflecting improved credit quality.

Revenue generally trended up with some fluctuations over the period, with the current quarter decline primarily reflecting changes to the fair value of investments backing our policyholder liabilities in Insurance, largely offset in PBCAE. Solid volume growth in Canadian Banking, growth in Corporate and Investment Banking and higher average fee-based client assets in Wealth Management contributed to the increase over the period. Incremental revenue related to our additional 50% ownership of Investor Services contributed to higher revenue since the third quarter of 2012 and our acquisition of Ally Canada contributed incremental revenue since the second quarter of 2013. Trading revenue has improved significantly over the period, although declining in the last two quarters reflecting challenging trading conditions. Net interest income generally trended up over the period, mainly due to solid

Royal Bank of Canada        Third Quarter 2013        23

volume growth across most of our Canadian Banking businesses, although it was unfavourably impacted by spread compression in our banking business due to the continued low interest rate environment and competitive pricing.

PCL has been generally stable throughout the period, and has trended down in fiscal 2013 mainly reflecting stabilizing asset quality in our Canadian retail portfolios and recent credit quality improvement in our Caribbean portfolios. Provisions in Capital Markets have generally fluctuated over the period and have trended down the past two quarters.

PBCAE has been subject to quarterly fluctuations as it reflects the changes to the fair value of investments backing our policyholder liabilities, largely offset in revenue. PBCAE has also been impacted by volume growth as well as actuarial liability adjustments and generally lower claims costs.

Non-interest expense generally trended upward mainly due to higher costs in support of business growth and overall higher variable compensation driven by generally improved results in Capital Markets and higher revenue in Wealth Management. These factors were partially offset by continuing benefits from our focus on cost management activities over the period. Incremental costs related to our additional 50% ownership of Investor Services also contributed to the increase since the third quarter of 2012.

Our effective income tax rate fluctuated over the period, reflecting a varying portion of income being reported in jurisdictions with differing income tax rates, varying levels of income from tax-advantaged sources (Canadian taxable corporate dividends), and various net tax adjustments. The reduction in statutory Canadian corporate income tax rates over the period favourably impacted our effective income tax rate.

Results by geographic segment (1)

	For the three months ended									For the nine months ended
	July 31 2013			April 30 2013			July 31 2012			July 31 2013			July 31 2012
(Millions of Canadian dollars)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$4,623	$1,165	$1,430	$5,215	$1,279	$1,275	$5,245	$1,278	$1,233	$14,698	$3,987	$4,212	$14,894	$3,572	$3,788
Net income from continuing operations	$1,803	$286	$215	$1,525	$189	$222	$1,843	$243	$154	$4,869	$818	$623	$4,566	$611	$502
Net loss from discontinued operations	–	–	–	–	–	–	–	–	–	–	–	–	–	(51)	–
Net income – total	$1,803	$286	$215	$1,525	$189	$222	$1,843	$243	$154	$4,869	$818	$623	$4,566	$560	$502

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 30 of our 2012 Annual Report.

Q3 2013 vs. Q3 2012

Net income in Canada was down $40 million or 2% from the prior year, largely due to our prior year results being favourably impacted by a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the CRA, and an adjustment related to a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax). These factors were largely offset by solid volume growth across all businesses in Canadian Banking, lower variable compensation in Capital Markets, the inclusion of our acquisition of Ally Canada, higher average fee-based client assets in Wealth Management, higher trading results, and continuing benefits from our ongoing focus on cost management activities.

U.S. net income was up $43 million or 18% from the prior year, primarily due to favourable income tax adjustments including a $90 million income tax adjustment related to the prior year in Corporate Support. These factors were partially offset by lower fixed income trading results reflecting challenging trading conditions and lower investment banking activities compared to the strong levels last year.

Other International net income was up $61 million or 40% from the previous year, mainly due to lower PCL in our Caribbean banking portfolios. Higher earnings from a new U.K. annuity contract and incremental earnings related to our additional 50% ownership of Investor Services also contributed to the increase. These factors were partially offset by lower trading results in Europe.

Q3 2013 vs. Q2 2013

Net income in Canada was up $278 million or 18% from the prior quarter, largely due to a current period net favourable income tax adjustment and the positive impact of seasonal factors, including additional days in the quarter. Volume growth across all businesses in Canadian Banking also contributed to the increase.

U.S. net income was up $97 million or 51% from the prior quarter, largely due to the favourable income tax adjustment noted above. These factors were partially offset by lower fixed income trading revenue driven by challenging trading conditions.

Other International net income was down $7 million or 3% from the prior quarter, mainly due to losses on certain legacy portfolios as compared to gains in the prior quarter. Higher PCL in Wealth Management and Capital Markets also contributed to the decrease. In addition, the prior quarter was unfavourably impacted by a restructuring charge related to the integration of Investor Services, primarily in Europe.

Q3 2013 vs. Q3 2012 (Nine months ended)

Net income in Canada was up $303 million or 7% from the previous year, primarily reflecting solid volume growth across all businesses in Canadian Banking. Lower PCL in Canadian Banking, higher average fee-based client assets and higher transaction volumes in Wealth Management and incremental earnings related to our additional 50% ownership of Investor Services also contributed to the increase. In addition, the prior year results were unfavourably impacted by an impairment loss related to our investment in RBC Dexia and related acquisition costs, and favourably impacted by the tax settlement and mortgage prepayment interest adjustment noted above.

24        Royal Bank of Canada        Third Quarter 2013

U.S. net income was up $258 million or 46%, primarily due to the favourable income tax adjustment noted above. Strong growth in Corporate and Investment Banking and higher average fee-based client assets and higher transaction volumes in Wealth Management also contributed to the increase. These factors were partially offset by higher PCL in Capital Markets.

Other International net income was up $121 million or 24%, largely due to lower PCL in our Caribbean Banking portfolios and growth in Corporate and Investment Banking mainly in Europe. These factors were largely offset by lower trading results in Europe. In addition, the prior year results were unfavourably impacted by the impairment loss related to our investment in RBC Dexia, and our proportionate share of the loss on the securities exchange and trading losses recorded by RBC Dexia.

Financial condition

Condensed balance sheets

	As at
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012
Assets
Cash and due from banks	$14,083	$14,503	$10,586
Interest-bearing deposits with banks	7,376	6,981	11,386
Securities	174,302	176,329	158,390
Assets purchased under reverse repurchase agreements and securities borrowed	120,184	124,644	107,841
Loans
Retail	318,288	312,520	297,637
Wholesale	85,853	86,049	77,516
Allowance for loan losses	(1,921)	(1,966)	(1,937)
Investments for account of segregated fund holders	463	438	357
Other – Derivatives	77,846	93,693	103,257
– Other	54,830	54,339	59,361
Total assets	$851,304	$867,530	$824,394
Liabilities
Deposits	$546,213	$531,247	$502,804
Insurance and investment contracts for account of segregated fund holders	463	438	357
Other – Derivatives	80,378	97,665	108,819
– Other	167,060	180,755	158,943
Subordinated debentures	7,392	8,503	7,646
Trust capital securities	828	899	900
Total liabilities	802,334	819,507	779,469
Equity attributable to shareholders	47,213	46,251	43,168
Non-controlling interests	1,757	1,772	1,757
Total equity	48,970	48,023	44,925
Total liabilities and equity	$851,304	$867,530	$824,394

Q3 2013 vs. Q3 2012

Total assets were up $27 billion or 3% from the previous year.

Interest-bearing deposits with banks decreased by $4 billion, largely reflecting the increased placement of our deposits internally as a result of our acquisition of the remaining 50% stake in RBC Dexia.

Securities were up $16 billion or 10% compared to the prior year, primarily due to an increase in government debt securities and certain equity trading positions in support of business activities.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased by $12 billion or 11%, mainly attributable to business growth, higher funding requirements, and increased client activity in Capital Markets.

Loans were up $29 billion or 8%, primarily reflecting solid volume growth in Canadian home equity products. Our acquisition of Ally Canada and growth in wholesale loans also contributed to the increase.

Derivative assets were down $25 billion or 25%, mainly attributable to lower fair values of interest rate swaps due to an increase in interest rates.

Other assets were down $5 billion or 8%, largely reflecting a decrease in cash collateral requirements.

Total liabilities were up $23 billion or 3% from the previous year.

Deposits increased $43 billion or 9%, mainly attributable to higher business deposits, largely reflecting our issuances of covered bonds and other fixed term notes for funding requirements and business growth. Demand for our high-yield savings accounts and other product offerings in our retail business also contributed to the increase.

Derivative liabilities were down $28 billion or 26%, primarily attributable to lower fair values of interest rate swaps due to an increase in interest rates.

Other liabilities increased by $8 billion or 5%, mainly resulting from an increase in repurchase agreements, largely reflecting higher client activity in Capital Markets. This increase was partially offset by lower cash collateral requirements due to market volatility.

Total equity increased by $4 billion or 9%, largely reflecting earnings, net of dividends.

Royal Bank of Canada        Third Quarter 2013        25

Q3 2013 vs. Q2 2013

Total assets decreased $16 billion or 2% from the prior quarter primarily attributable to lower fair values of interest rate swaps. Lower assets purchased under reverse repos, mainly driven by a decrease in funding requirements, and lower government debt securities also contributed to the decrease. These factors were partially offset by volume growth in Canadian home equity products.

Total liabilities decreased $17 billion or 2% from the prior quarter primarily attributable to lower fair values of interest rate swaps and a decrease in repurchase agreements due to lower funding requirements. These factors were partially offset by growth in business deposits due to the reasons noted above.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with special purpose entities (SPEs) and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Refer to pages 43 to 45 of our 2012 Annual Report for a more detailed discussion of these types of arrangements.

We use SPEs to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, to enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities, including our credit card receivables and residential mortgages securitized under the National Housing Act Mortgage-Backed Securities (NHA MBS) program, are recorded on our Consolidated Balance Sheets. For details of these activities, refer to Note 7 and Note 8 of our 2012 Annual Consolidated Financial Statements.

During the nine months ended July 31, 2013, we did not securitize residential mortgages through the Canadian social housing program. We also did not securitize any commercial mortgages, or bond participation certificates.

Involvement with unconsolidated special purpose entities

In the normal course of business, we engage in a variety of financial transactions with SPEs to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing. The following table summarizes SPEs in which we have significant financial interests, but have not consolidated.

	As at
	July 31 2013		April 30 2013		July 31 2012
(Millions of Canadian dollars)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Unconsolidated SPEs
Multi-seller conduits (2)	$30,315	$30,783	$28,647	$29,051	$28,553	$28,981
Structured finance SPEs	4,428	1,679	4,650	1,567	5,756	2,075
Investment funds	1,660	1,372	1,528	1,287	1,110	928
Credit investment product SPEs	776	167	792	161	872	168
Third-party securitization vehicles	8,472	1,093	8,868	1,287	7,021	1,363
Other	494	129	473	127	410	116
	$46,145	$35,223	$44,958	$33,480	$43,722	$33,631

(1)	The maximum exposure to loss resulting from significant financial interests in these SPEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(2)	Represents multi-seller conduits that we administer.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Approximately 80% of assets in unconsolidated SPEs in which we have significant financial interests were internally rated A or above, compared to 79% in both the prior quarter and prior year. For multi-seller conduits, 99% of assets were internally rated A or above, consistent with both the prior quarter and prior year. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

The assets in unconsolidated SPEs as at July 31, 2013 have varying maturities and a remaining expected weighted average life of approximately 3.7 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets.

As at July 31, 2013, the notional amount of backstop liquidity facilities we provide increased by $1.7 billion or 6% from the prior quarter and $1.8 billion or 6% from the prior year. Partial credit enhancement facilities we provide increased by $184 million from the prior quarter and $219 million from the prior year. The increases in backstop liquidity facilities and partial credit enhancements reflect

26        Royal Bank of Canada        Third Quarter 2013

an increase in the outstanding securitized assets of the multi-seller conduits in support of our clients’ securitization needs. Total loans extended to the multi-seller conduits under the backstop liquidity facilities decreased by $224 million from the prior quarter and $367 million from the prior year primarily due to full repayment of one of the loans.

Our overall exposure increased by $1.7 billion or 6% compared to the prior quarter and $1.8 billion or 6% compared to the prior year, reflecting continued growth of the business which led to an increase in the outstanding securitized assets of the multi-seller conduits. Correspondingly, total assets of the multi-seller conduits increased by $1.7 billion or 6% over the prior quarter and $1.8 billion or 6% over the prior year primarily in the Student Loan and Auto Loan and Lease asset classes.

As at July 31, 2013, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $17.6 billion, an increase of $2.2 billion or 14% from the prior quarter and $757 million or 5% from the prior year. The increase in the amount of ABCP issued by the multi-seller conduits compared to the prior quarter and prior year is primarily due to increased client usage. The rating agencies that rate the ABCP rated 75% of the total amount issued within the top ratings category and the remaining amount in the second highest ratings category compared with 77% in the prior quarter and 68% in the prior year.

We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at July 31, 2013, the fair value of our inventory was $17 million (April 30, 2013 – $80 million; July 31, 2012 – $16 million). Fluctuations in our inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance SPEs

We invest in auction rate securities (ARS) of entities which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. As at July 31, 2013, the total assets of the unconsolidated ARS trusts in which we have significant investments were $2.9 billion (April 30, 2013 – $3.3 billion; July 31, 2012 – $4.7 billion). Our maximum exposure to loss, representing our on-balance sheet investment in these ARS trusts, as at July 31, 2013, was $730 million (April 30, 2013 – $819 million; July 31, 2012 – $1.4 billion). The decreases in total assets and our maximum exposure to loss relative to the prior quarter and prior year are primarily related to planned restructurings of certain ARS trusts and the subsequent sale of our holdings during the current quarter and first quarter of 2013. As at July 31, 2013, approximately 92% of these investments were rated AA or higher based on ratings published by Standard & Poor’s (S&P).

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) programs in which we have a significant interest but do not consolidate because the residual certificates are held by third parties. As at July 31, 2013, the total assets of these unconsolidated municipal bond TOB trusts were $1.3 billion (April 30, 2013 – $1.2 billion; July 31, 2012 – $829 million) and our maximum exposure to loss was $907 million (April 30, 2013 – $695 million; July 31, 2012 – $518 million). The increases in total assets of these TOB trusts and our maximum exposure to loss relative to the prior quarter and prior year is primarily related to our investor base increasing their exposure to leverage in their funds by utilizing our TOB program and an increase in our TOB funding limits.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the referenced funds, and we economically hedge our exposure from these derivatives by investing in those referenced funds which are also managed by third parties. Our maximum exposure as at July 31, 2013, which is primarily related to our investments in the reference funds, was $942 million (April 30, 2013 – $865 million; July 31, 2012 – $929 million). The total assets held in the unconsolidated reference funds as at July 31, 2013 were $1.2 billion (April 30, 2013 – $1.1 billion; July 31, 2012 – $1.1 billion). The increases in total assets and our maximum exposure compared to prior periods are primarily due to positive performance of the reference funds and increased investment by RBC and other third party investors.

Beginning in the first quarter of 2013, we also provide liquidity facilities to certain third party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt municipal bonds. As at July 31, 2013, total assets in these funds were $423 million (April 30, 2013 – $415 million) and our maximum exposure to loss, which reflects our undrawn liquidity commitment, was $430 million (April 30, 2013 – $422 million). The increases in total assets and our maximum exposure to loss relate to new commitments entered into during the quarter.

Third-party securitization vehicles

We hold significant interests in certain unconsolidated third-party securitization vehicles, which are SPEs. We, as well as other financial institutions, are obligated to provide funding to these SPEs up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at July 31, 2013, total assets of these funds were $4.2 billion (April 30, 2013 – $4.4 billion; July 31, 2012 – $3.9 billion) and our maximum exposure to loss in these entities was $788 million (April 30, 2013 – $1.0 billion; July 31, 2012 – $1.2 billion). The decreases in total assets and our maximum exposure compared to prior periods reflect the amortizing nature of several of these transactions. The increase in total assets compared to the prior year reflects additional securitized assets funded by other investors in one European SPE in the second half of 2012.

We also invest in the securities issued by unconsolidated third-party SPEs, including government-sponsored SPEs, as part of our trading activities. These investments do not carry a funding commitment; therefore our maximum exposure to loss is limited to our investment. As at July 31, 2013, total assets of SPEs in which we have significant investments were $4.2 billion (April 30, 2013 – $4.4 billion; July 31, 2012 – $3.1 billion). Our maximum exposure to loss in these entities was $305 million (April 30, 2013 – $300 million; July 31, 2012 – $157 million). Fluctuations in the amounts presented for these SPEs reflect normal trading activity and the extent to which our investments in certain entities are significant as at the end of the reporting period.

Credit investment product SPEs and Others

We use SPEs to create customized credit products to meet investors’ specific requirements and create tax credit funds. Refer to Note 8 to our 2012 Annual Consolidated Financial Statements for more detail on these SPEs.

Royal Bank of Canada        Third Quarter 2013        27

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at July 31, 2013 amounted to $226 billion compared to $215 billion in the prior quarter and $197 billion in the prior year. The increase compared to the prior quarter relates primarily to higher Other commitments to extend credit, driven by business growth in wholesale commitments. The increase compared to the prior year relates primarily to higher Other commitments to extend credit and Securities lending indemnifications, driven by business growth in wholesale commitments and securities lending, respectively. Refer to the Liquidity and funding management section and Note 12 of our Condensed Financial Statements, as well as Note 27 of our 2012 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

Credit risk

Gross (excluding allowance for loan losses) credit risk exposure by portfolio and sector

	As at
	July 31 2013						April 30 2013	October 31 2012
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions	Derivatives (2)	Total exposure (3)	Total exposure (3)	Total exposure (3)
Residential mortgages	$206,441	$–	$–	$–	$–	$206,441	$201,138	$198,324
Personal	94,191	76,290	33	–	–	170,514	166,938	157,010
Credit cards	13,881	21,064	–	–	–	34,945	32,703	31,697
Small business (4)	3,775	4,002	38	–	–	7,815	7,980	6,476
Retail	$318,288	$101,356	$71	$–	$–	$419,715	$408,759	$393,507
Business (4)
Agriculture	$5,349	$638	$35	$–	$132	$6,154	$5,954	$5,919
Automotive	7,192	3,354	249	–	458	11,253	10,612	7,590
Consumer goods	6,068	4,432	483	–	136	11,119	10,146	9,633
Energy	8,956	18,668	3,247	–	2,276	33,147	31,509	30,420
Non-bank financial services	4,913	8,332	12,582	144,700	16,625	187,152	192,339	152,974
Forest products	917	420	108	–	14	1,459	1,508	1,317
Industrial products	3,910	3,715	350	–	263	8,238	7,601	7,154
Mining & metals	1,018	2,687	772	–	202	4,679	4,618	4,480
Real estate & related	23,534	5,286	1,334	6	723	30,883	29,732	26,884
Technology & media	3,911	8,144	486	3	575	13,119	10,921	9,728
Transportation & environment	5,502	2,785	1,431	–	516	10,234	9,961	9,781
Other	19,825	10,502	8,738	1,550	12,420	53,035	58,682	66,683
Sovereign (4), (5)	4,089	5,161	34,114	28,788	9,186	81,338	79,347	73,456
Bank (4)	880	313	62,466	94,660	21,411	179,730	184,288	175,306
Wholesale	$96,064	$74,437	$126,395	$269,707	$64,937	$631,540	$637,218	$581,325
Total exposure	$414,352	$175,793	$126,466	$269,707	$64,937	$1,051,255	$1,045,977	$974,832

(1)	Includes contingent liabilities such as letters of credit and guarantees, available-for-sale (AFS) debt securities and deposits with financial institutions.
(2)	Credit equivalent amount after factoring in master netting agreements.
(3)	Gross credit risk exposure is before allowance for loan losses. Exposure under the Basel III and Basel II (prior to January 31, 2013) asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(4)	Refer to Note 6 of our 2012 Annual Consolidated Financial Statements for the definition of these terms.
(5)	Sovereign as at October 31, 2012 was previously restated to include deposits with a central bank, which were previously not included in our disclosed exposure.

Q3 2013 vs. Q2 2013

Total gross credit risk exposure increased $5.3 billion from the prior quarter, mainly reflecting an increase in retail exposure of $11 billion, partially offset by a decrease in wholesale exposure of $5.7 billion. Retail exposure increased $11 billion or 3%, largely driven by volume growth in Canadian residential mortgages and personal loans. Wholesale exposure decreased $5.7 billion or 1%, largely due to repo-style transactions, mainly driven by a reduction in funding requirements. Wholesale loan utilization was 37%, down 1% from the prior quarter.

28        Royal Bank of Canada        Third Quarter 2013

Gross (excluding allowance for loan losses) credit risk exposure by geography

	As at
	July 31 2013						April 30 2013	October 31 2012
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives (1)	Total exposure (2)	Total exposure (2)	Total exposure (2)
Canada	$369,508	$128,739	$59,248	$62,380	$22,832	$642,707	$634,262	$611,690
U.S.	21,831	35,011	18,805	121,792	11,630	209,069	210,657	169,692
Europe (3)	10,993	9,415	34,848	65,657	26,604	147,517	147,693	143,011
Other International	12,020	2,628	13,565	19,878	3,871	51,962	53,365	50,439
Total exposure (4)	$414,352	$175,793	$126,466	$269,707	$64,937	$1,051,255	$1,045,977	$974,832

(1)	Credit equivalent amount after factoring in master netting agreements.
(2)	Gross credit risk exposure is before allowance for loan losses.
(3)	Europe as at October 31, 2012 was previously restated to include deposits with a central bank, which were previously not included in our disclosed exposure.
(4)	Geographic profile is based on country of residence of the borrower.

Q3 2013 vs. Q2 2013

The geographic mix of our gross credit risk exposure did not change significantly from the prior quarter with Canada, U.S., Europe and Other International reflecting 61%, 20%, 14% and 5% of our exposure, respectively. The increase in Canadian exposure from the prior quarter was largely driven by an increase in loans and acceptances.

Residential mortgages and home equity lines of credit

In June 2012, OSFI issued a new guideline Residential mortgage underwriting practices and procedures, designed to promote transparency and provide additional granular information to enable comparability across the banking industry, effective the first quarter of 2013.

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at July 31, 2013
	Residential mortgages (1)					Home equity lines of credit
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (3)
Canada
Atlantic provinces	$6,441	62%	$3,912	38%	$10,353	$1,967
Quebec	12,535	58	9,151	42	21,686	3,963
Ontario	36,914	40	56,296	60	93,210	16,566
Prairie provinces	24,899	60	16,446	40	41,345	10,488
B.C. and territories	16,170	45	19,788	55	35,958	10,131
Total Canada (4)	$96,959	48%	$105,593	52%	$202,552	$43,115
U.S.	5	1	344	99	349	252
Other International	11	–	2,634	100	2,645	1,861
Total International	$16	1%	$2,978	99%	$2,994	$2,113
Total	$96,975	47%	$108,571	53%	$205,546	$45,228
Total – April 30, 2013	$92,014	46%	$107,834	54%	$199,848	$45,378
Total – October 31, 2012	$82,104	42%	$114,393	58%	$196,497	$45,073

(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $895 million (April 30, 2013 – $1,290 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, the Prairie provinces are comprised of Manitoba, Saskatchewan and Alberta, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	Total Canada residential mortgages balance of $203 billion consolidated is comprised of $181 billion of residential mortgages and $5 billion of mortgages with commercial clients of which $3.8 billion are insured mortgages, both in Canadian Banking, and $17 billion of securitized residential mortgages in Capital Markets.

Home equity lines of credit are over 99.8% uninsured and reported within the personal loan category. As at July 31, 2013, home equity lines of credit in Canadian Banking were $43 billion (April 30, 2013 – $43 billion). Approximately 97% of these home equity lines of credit (April 30, 2013 – 97%) are secured by a first lien on real estate, held by us, and less than 8% (April 30, 2013 – 8%) of these clients pay the scheduled interest payment only.

Royal Bank of Canada        Third Quarter 2013        29

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	July 31 2013			April 30 2013	October 31 2012
	Canada	U.S. and Other International	Total	Total	Total
Amortization period
≤ 25 years	67%	87%	67%	65%	63%
> 25 years ≤ 30 years	22	13	22	23	23
> 30 years ≤ 35 years	9	–	9	9	10
> 35 years	2	–	2	3	4
Total	100%	100%	100%	100%	100%

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended				For the nine months ended
	July 31 2013		April 30 2013		July 31 2013
	Uninsured		Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	71%	72%	70%	71%	71%	71%
Quebec	67	70	66	69	67	69
Ontario	68	67	67	67	67	67
Prairie provinces	70	70	70	69	70	70
B.C. and territories	64	62	64	61	65	62
U.S.	58	36	71	40	64	54
Other International	85	48	79	60	82	57
Average (4), (5)	68%	67%	67%	67%	68%	67%

(1)	Residential mortgages excludes residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, the Prairie provinces are comprised of Manitoba, Saskatchewan and Alberta, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	The average LTV ratio for our Canadian Banking uninsured residential mortgages and homeline products was 69% and 68%, respectively, for the three months ended October 31, 2012.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the residential property.

While the above table provides the LTV ratios for the current quarter originations, the LTV ratio on our outstanding balances of the entire Canadian Banking uninsured residential mortgages including homeline products is 47% as at July 31, 2013 (April 30, 2013 – 47%). This calculation is adjusted for property values based on a Statistics Canada provincial housing price index and weighted by property values. We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets. Our stress test results indicate the vast majority of our residential mortgage and homeline clients have sufficient capacity to absorb additional payments in the event of a shock to one of the above noted parameters.

30        Royal Bank of Canada        Third Quarter 2013

European exposure

	As at
	July 31 2013							April 30 2013	October 31 2012
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives	Total European exposure	Total European exposure	Total European exposure
Gross exposure to Europe (3)	$10,993	$9,415	$20,197	$14,651	$65,657	$26,604	$147,517	$147,693	$143,011
Less: Collateral held against repo-style transactions	–	–	–	–	64,043	–	64,043	65,542	63,887
Potential future credit exposure add-on amount	–	–	–	–	–	18,436	18,436	15,527	10,536
Undrawn commitments	–	9,415	–	14,651	–	–	24,066	25,521	27,781
Gross drawn exposure to Europe (4)	$10,993	$–	$20,197	$–	$1,614	$8,168	$40,972	$41,103	$40,807
Less: Collateral applied against derivatives	–	–	–	–	–	5,805	5,805	7,160	6,495
Add: Trading securities	–	–	11,489	–	–	–	11,489	11,859	11,742
Net exposure to Europe (5)	$10,993	$–	$31,686	$–	$1,614	$2,363	$46,656	$45,802	$46,054

(1)	Comprised of undrawn commitments of $7.0 billion to corporate entities, $2.0 billion to financial entities and $0.4 billion to sovereign entities. On a country basis, exposure is comprised of $3.5 billion to the U.K., $1.9 billion to France, $1.7 billion to Germany, $222 million to Ireland, $119 million to Spain, with the remaining $2.0 billion related to Other Europe. Of the undrawn commitments, over 86% are to investment grade entities.
(2)	Securities include $13.1 billion of deposits (April 30, 2013 – $12.1 billion), $11.5 billion of trading securities (April 30, 2013 – $11.9 billion) and $7.1 billion of AFS securities (April 30, 2013 – $6.3 billion).
(3)	Gross exposure to Europe as at October 31, 2012 was previously restated to include deposits with a central bank, which were previously not included in our disclosed exposure.
(4)	Based on our interpretation of gross funded exposures as reported by certain U.S. banks, which excludes undrawn commitments, potential future credit exposure amount and collateral.
(5)	Excludes $0.8 billion (April 30, 2013 – $0.6 billion) of exposures to supra-national agencies and $2.2 billion (April 30, 2013 – $2.1 billion) of exposures to trade credit reinsurance.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework (Basel II prior to January 31, 2013) whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at July 31, 2013 was $147.5 billion. Our gross drawn exposure to Europe was $41 billion, after taking into account collateral held against repo-style transactions of $64 billion, letters of credit and guarantees, and undrawn commitments for loans of $24.1 billion and potential future credit exposure to derivatives of $18.4 billion. Our net exposure to Europe was $46.7 billion, after taking into account $5.8 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $11.5 billion held in our trading book. Our net exposure to Europe also reflected $0.8 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

Net European exposure

	As at
	July 31 2013					April 30 2013	October 31 2012
(Millions of Canadian dollars)	Loans outstanding	Securities (1)	Repo-style transactions	Derivatives	Total	Total	Total
U.K. (2)	$6,996	$7,268	$1,287	$824	$16,375	$15,718	$14,887
Germany	96	6,720	36	555	7,407	7,522	6,815
France	635	2,711	47	227	3,620	3,264	3,786
Total U.K., Germany, France	$7,727	$16,699	$1,370	$1,606	$27,402	$26,504	$25,488
Greece	$–	$20	$–	$–	$20	$13	$14
Ireland	73	30	30	102	235	313	498
Italy	79	81	–	26	186	227	157
Portugal	–	1	–	–	1	5	1
Spain	363	109	–	1	473	673	803
Total Peripheral (3)	$515	$241	$30	$129	$915	$1,231	$1,473
Luxembourg	$862	$5,353	$12	$90	$6,317	$5,926	$6,900
Netherlands	256	2,198	–	226	2,680	2,634	3,283
Norway	315	2,175	–	23	2,513	2,427	1,632
Sweden	–	1,875	54	1	1,930	1,653	1,371
Switzerland	453	2,052	129	54	2,688	2,614	3,233
Other	865	1,093	19	234	2,211	2,813	2,674
Total Other Europe	$2,751	$14,746	$214	$628	$18,339	$18,067	$19,093
Total exposure to Europe (4), (5)	$10,993	$31,686	$1,614	$2,363	$46,656	$45,802	$46,054

(1)	Securities include $13.1 billion of deposits (April 30, 2013 – $12.1 billion), $11.5 billion of trading securities (April 30, 2013 – $11.9 billion) and $7.1 billion of AFS securities (April 30, 2013 – $6.3 billion).
(2)	U.K. as at October 31, 2012 was previously restated to include deposits with a central bank, which were previously not included in our disclosed exposure.
(3)	Gross credit risk exposure to peripheral Europe is comprised of $nil to Greece (April 30, 2013 – $nil), Ireland $1.4 billion (April 30, 2013 – $2.6 billion), Italy $0.3 billion (April 30, 2013 – $0.3 billion), Portugal $nil billion (April 30, 2013 – $0.1 billion), and Spain $0.9 billion (April 30, 2013 – $1.3 billion).
(4)	Excludes $0.8 billion (April 30, 2013 – $0.6 billion) of exposures to supra-national agencies.
(5)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.

Royal Bank of Canada        Third Quarter 2013        31

Q3 2013 vs. Q2 2013

Net exposure to Europe increased $0.9 billion from the prior quarter, primarily in the U.K., largely due to an increase in lending and trading securities.

Our net exposure to peripheral Europe including Greece, Ireland, Italy, Portugal and Spain remained minimal with total outstanding exposure of $0.9 billion as at July 31, 2013, compared to $1.2 billion in the prior quarter. This exposure was predominantly investment grade. Our net exposure to larger European countries, including the U.K., Germany and France, was primarily related to our capital markets, wealth management and investor services businesses, particularly in fixed income, treasury services, derivatives, and corporate and individual lending. These are predominantly client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in the U.K., where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. During the quarter, we have withdrawn from primary dealer activities in Germany and France. Exposures to other European countries are largely related to securities which include trading securities, deposits and AFS securities.

Our trading securities are related to both client market making activities and our funding and liquidity management needs. All of our trading securities are marked-to-market on a daily basis. Deposits primarily include deposits with central banks or financial institutions and also include deposits related to our wealth management business in the Channel Islands. AFS securities are largely comprised of Organization of Economic Co-operation and Development government and corporate debt. Our European corporate loan book is run on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. The gross impaired loans ratio of this loan book was 0.48%.

Net European exposure by client type

	As at
	July 31 2013												April 30 2013	October 31 2012
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe	Total Europe
Financials	$5,698	$5,647	$1,304	$12,649	$–	$106	$43	$1	$63	$213	$8,686	$21,548	$19,944	$21,944
Sovereign (1)	4,374	1,121	1,547	7,042	–	9	29	–	19	57	6,545	13,644	14,304	12,661
Corporate	6,303	639	769	7,711	20	120	114	–	391	645	3,108	11,464	11,554	11,449
Total (2)	$16,375	$7,407	$3,620	$27,402	$20	$235	$186	$1	$473	$915	$18,339	$46,656	$45,802	$46,054

(1)	Sovereign as at October 31, 2012 was previously restated to include deposits with a central bank, which were previously not included in our disclosed exposure.
(2)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.

Q3 2013 vs. Q2 2013

Our net exposure to Financials increased $1.6 billion, mainly in the U.K. and Germany. Our net exposure to Sovereign decreased $0.7 billion, largely in Germany and the U.K. Net exposure to Corporate decreased $0.1 billion as a reduction in Other Europe was largely offset by an increase in the U.K.

32        Royal Bank of Canada        Third Quarter 2013

Credit quality performance

Provision for (recovery of) credit losses

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Personal & Commercial Banking	$226	$254	$300	$721	$869
Wealth Management	10	(1)	–	9	(1)
Capital Markets	28	40	24	177	72
Corporate Support and Other (1)	3	(5)	–	(3)	(1)
Total PCL	$267	$288	$324	$904	$939
Canada (2)
Residential mortgages	$4	$7	$7	$15	$24
Personal	91	93	94	277	307
Credit cards	88	90	96	266	304
Small business	7	8	9	23	32
Retail	190	198	206	581	667
Wholesale	39	57	40	110	87
PCL on impaired loans	229	255	246	691	754
U.S. (2)
Retail	$2	$(1)	$2	$3	$3
Wholesale	22	19	13	40	32
PCL on impaired loans	24	18	15	43	35
Other International (2)
Retail	$7	$9	$34	$33	$57
Wholesale	7	6	30	137	95
PCL on impaired loans	14	15	64	170	152
Total PCL on impaired loans	267	288	325	904	941
PCL on loans not yet identified as impaired	–	–	(1)	–	(2)
Total PCL	$267	$288	$324	$904	$939
PCL ratio (3)
Total PCL ratio	0.26%	0.29%	0.34%	0.30%	0.34%
Personal & Commercial Banking	0.26%	0.31%	0.38%	0.29%	0.37%
Canadian Banking	0.25%	0.29%	0.30%	0.27%	0.33%
Caribbean Banking	0.76%	1.14%	3.55%	1.15%	2.22%
Capital Markets	0.20%	0.31%	0.20%	0.44%	0.21%

(1)	PCL in Corporate Support and Other primarily is comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section of our 2012 Annual Report.
(2)	Geographic information is based on residence of borrower.
(3)	PCL on impaired loans as a % of average net loans and acceptances.

Q3 2013 vs. Q3 2012

Total PCL decreased $57 million or 18%, from a year ago. The PCL ratio decreased 8 bps.

PCL in Personal & Commercial Banking decreased $74 million or 25%, and the PCL ratio decreased 12 bps, mainly due to lower provisions reflecting improved credit quality in our Caribbean portfolio as well as our Canadian Banking credit card, personal and business portfolios.

PCL in Capital Markets increased $4 million or 17%, mainly reflecting an increase in provisions on a single account in the technology & media sector.

PCL in Wealth Management increased $10 million, mainly reflecting a provision on a single account.

Q3 2013 vs. Q2 2013

Total PCL decreased $21 million or 7%, from the prior quarter. The PCL ratio decreased 3 bps.

PCL in Personal & Commercial Banking decreased $28 million or 11%, and the PCL ratio decreased 5 bps, mainly due to lower provisions in our Canadian Banking business portfolio largely reflecting a recovery of a single commercial account and lower provisions in our Caribbean portfolio.

PCL in Capital Markets decreased $12 million or 30%, mainly reflecting higher provisions in the prior period related to a couple of accounts largely in the technology & media sector.

PCL in Wealth Management increased $11 million, mainly reflecting a provision on a single account.

Q3 2013 vs. Q3 2012 (Nine months ended)

Total PCL decreased $35 million or 4% from last year. The PCL ratio decreased 4 bps.

PCL in Personal & Commercial Banking decreased $148 million or 17%, and the PCL ratio decreased 8 bps, mainly due to lower provisions in Canadian Banking related to our credit card and personal loan portfolios, and lower provisions in our Caribbean portfolio.

PCL in Capital Markets increased $105 million, mainly reflecting provisions on a few accounts largely in the technology & media sector.

PCL in Wealth Management increased $10 million, mainly reflecting a provision on a single account.

Royal Bank of Canada        Third Quarter 2013        33

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012
Personal & Commercial Banking	$1,811	$1,860	$1,877
Capital Markets	219	302	203
Investor & Treasury Services	3	3	3
Corporate Support and Other	39	20	38
Total GIL	$2,072	$2,185	$2,121
Canada (1)
Retail	$695	$755	$711
Wholesale	490	529	498
GIL	1,185	1,284	1,209
U.S. (1)
Retail	$14	$9	$7
Wholesale	136	178	172
GIL	150	187	179
Other International (1)
Retail	$273	$256	$253
Wholesale	464	458	480
GIL	737	714	733
Total GIL	$2,072	$2,185	$2,121

(1)	Geographic information is based on residence of borrower.

Q3 2013 vs. Q3 2012

Total GIL decreased $49 million or 2% from a year ago.

GIL in Personal & Commercial Banking decreased $66 million or 4%, mainly due to lower impaired loans in our Caribbean portfolios and Canadian residential mortgage portfolios.

GIL in Capital Markets increased $16 million or 8%, primarily due to higher impaired loans in our transportation & environment and technology & media sectors, partially offset by lower impaired loans in our industrial products, automotive and financing products sectors.

Q3 2013 vs. Q2 2013

Total GIL decreased $113 million or 5% from the prior quarter.

GIL in Personal & Commercial Banking decreased $49 million or 3%, mainly due to lower impaired loans in our Canadian residential mortgage and business lending portfolios, partially offset by higher impaired loans in our Caribbean portfolio.

GIL in Capital Markets decreased $83 million or 27%, primarily due to lower impaired loans in our technology & media sector.

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012
Allowance for impaired loans
Personal & Commercial Banking	$477	$512	$509
Capital Markets	73	91	63
Investor & Treasury Services	2	1	2
Corporate Support and Other	9	2	3
Total allowance for impaired loans	561	606	577
Canada (1)
Retail	$132	$139	$139
Wholesale	170	195	168
Allowance for impaired loans	302	334	307
U.S. (1)
Retail	$3	$1	$1
Wholesale	35	34	43
Allowance for impaired loans	38	35	44
Other International (1)
Retail	$102	$92	$108
Wholesale	119	145	118
Allowance for impaired loans	221	237	226
Total allowance for impaired loans	561	606	577
Allowance for loans not yet identified as impaired	1,451	1,451	1,451
Total ACL	$2,012	$2,057	$2,028

(1)	Geographic information is based on residence of borrower.

34        Royal Bank of Canada        Third Quarter 2013

Q3 2013 vs. Q3 2012

Total ACL decreased $16 million or 1% from a year ago, mainly related to lower ACL in our Caribbean portfolio, offset by higher ACL in Capital Markets.

Q3 2013 vs. Q2 2013

Total ACL decreased $45 million or 2% from last quarter, mainly related to lower ACL in our Capital Markets, Caribbean and Canadian business lending portfolios.

Market risk

Market Risk VaR

The following table shows Market risk VaR (VaR) and Market risk Stressed VaR (SVaR) for all of our positions which are marked-to-market for financial reporting purposes, with the exception of those in a designated hedging relationship and positions held in RBC Insurance.

We measure VaR at the 99th percentile confidence level for price movements over a one day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions with the exception of certain positions which are updated weekly. Market risk Stressed VaR is calculated on a weekly basis in a similar manner as Market risk VaR with the exception that a fixed historical one year period of extreme volatility and its inverse are used rather than the last two year history. The stress period used is the interval from September 2008 through August 2009. For further details of our approach to the management of trading market risk, refer to the Market risk section of our 2012 Annual Report.

The table also shows the diversification effect. The overall VaR is less than the sum of the VaR of the individual figures, which is a result of the portfolio effects of different risk types.

	July 31, 2013				April 30, 2013		July 31, 2012
	As at Jul. 31	For the three months ended			As at Apr. 30	For the three months ended	As at Jul. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$10	$8	$15	$6	$12	$9	$14	$14
Foreign exchange	6	5	6	3	5	4	3	4
Commodities	3	2	3	2	2	3	2	2
Interest rate	44	42	47	38	39	39	50	48
Credit specific (1)	10	10	12	9	10	9	10	10
Diversification	(27)	(22)	(31)	(18)	(25)	(22)	(30)	(29)
Market risk VaR	$46	$45	$51	$41	$43	$42	$49	$49
Market risk Stressed VaR	$95	$105	$123	$94	$87	$84	$74	$75

	July 31, 2013				July 31, 2012
	As at Jul. 31	For the nine months ended			As at Jul. 31	For the nine months ended
(Millions of Canadian dollars)		Average	High	Low		Average
Equity	$10	$9	$19	$5	$14	$11
Foreign exchange	6	3	6	1	3	4
Commodities	3	3	5	2	2	2
Interest rate	44	41	51	36	50	52
Credit specific (1)	10	10	12	9	10	9
Diversification	(27)	(23)	(31)	(16)	(30)	(24)
Market risk VaR	$46	$43	$51	$38	$49	$54
Market risk Stressed VaR	$95	$89	$123	$73	$74	$80

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.

Q3 2013 vs. Q2 2013

Average VaR of $45 million increased by $3 million from $42 million last quarter. This increase was mainly due to the increase in interest rate VaR, which was driven by larger credit spread exposure and the issuance of fair valued liabilities. Average SVaR of $105 million increased $21 million from $84 million last quarter primarily due to higher measured risk in certain mortgage-backed securities (MBS) portfolios, equities and credit sensitive fixed income debt. The higher risk attributed to MBS was in part due to changes in methodology which more accurately reflected the price behavior of MBS during the global financial crisis of 2008 and 2009, which is the historical period used for SVaR.

Q3 2013 vs. Q3 2012

Average VaR of $45 million decreased $4 million from $49 million last year. This decrease is largely due to the roll forward of the two year historical time period used to calculate VaR. Average SVaR of $105 million increased $30 million from $75 million last year primarily due to the changes in Q3 discussed above.

Q3 2013 vs. Q3 2012 (Nine months ended)

Average VaR decreased $11 million compared to the prior year mainly driven by reduced balances in certain fixed income portfolios through the first three quarters of last year and the roll forward of the historical VaR window. Average SVaR was up $9 million from last year primarily because of the changes in Q3 discussed above.

Royal Bank of Canada        Third Quarter 2013        35

During the quarter there were four days of net trading losses totaling $10 million, compared to three days of losses in the second quarter of 2013 which totaled $5 million. The largest loss of $5 million, which occurred on June 25, 2013, was mainly driven by the tightening of our credit spread.

Market risk measures – Non-trading banking activities

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the third quarter of 2013, our interest rate risk exposure was well within our target levels.

	July 31 2013						April 30 2013		July 31 2012
	Economic value of equity risk			Net interest income risk (2)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100 bps increase in rates	$(500)	$(2)	$(502)	$428	$11	$439	$(500)	$437	$(529)	$329
100 bps decrease in rates	374	1	375	(311)	–	(311)	337	(311)	426	(240)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

36        Royal Bank of Canada        Third Quarter 2013

Liquidity and funding management

There have been no material changes to our liquidity and funding management framework from that described in our 2012 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Our liquidity and funding risk remain well within our risk appetite.

We continue to monitor and, as appropriate, modify our risk policies, practices and processes to align with regulatory developments and to position ourselves for the prospective regulatory reforms, such as the Basel III regulatory liquidity standards established by the BCBS and those issued by OSFI. The BCBS liquidity standards include minimum requirements for two regulatory measures, the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR). In January 2013, the BCBS released its final rules for LCR, with phased timelines for compliance, starting with a minimum of 60% coverage in 2015 and increasing by 10% annually to 100% in 2019. These changes have had a favourable impact on our LCR. The BCBS will continue to review NSFR guidelines, with planned implementation effective 2018. In July 2013, the BCBS published a consultative paper on “Liquidity coverage ratio disclosure standards”. Comments on this consultative document are to be submitted by the middle of October 2013 to the BCBS. Banks are expected to comply with the BCBS disclosure standards beginning in 2015.

Risk measurement

A variety of limit-based measures and metrics have been established to monitor and control liquidity risk within appropriate tolerances using a variety of time horizons and severity of stress levels. Risk methodologies and underlying assumptions are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices. We measure and manage our liquidity position from a structural, tactical, and contingency perspective.

Liquidity risk is measured using contractual maturity dates for some assets and liabilities (e.g., wholesale lending and funding) and effective maturity for others. In the effective maturity approach, the liquidity value of assets and liabilities is determined based on observed behavioural or market-based patterns unrelated to contractual maturity. For example, effective maturity may be shorter than contractual maturity if the demonstrated behaviour of the asset suggests that it can be monetized before maturity. Effective maturity for a liability may be longer than contractual maturity if the demonstrated behaviour of the liability suggests that it will be extended or rolled over at maturity. Specific examples include government bonds for assets as they can be quickly and reliably monetized and relationship-based deposits for liabilities where a significant portion is typically assigned core value although contractual maturity dates may be quite short or even legally characterized as available on demand (conversely, demand loans display attributes of longer term assets and are treated accordingly from an effective maturity perspective). Internally derived assumptions consider all relevant material and available data, information and methods of quantifying liquidity risk.

For further details on our methodologies and measurement, refer to the Liquidity and funding management section of our 2012 Annual Report.

Risk profile

As at July 31, 2013, relationship-based deposits which are the primary source of funding for retail loans and mortgages, were $353 billion or 54% of our total funding (April 30, 2013 – $344 billion or 53%). Funding for highly liquid assets consisted primarily of short-term wholesale funding that reflects the expected monetization period of these assets. This wholesale funding comprised unsecured short-term liabilities of $75 billion and secured (repos and short sales) liabilities of $114 billion, and represented 11% and 17% of total funding as at July 31, 2013, respectively (April 30, 2013 – $76 billion and $124 billion or 12% and 19% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets. Additional quantitative information is provided in the following Funding section.

As at July 31, 2013 and throughout the quarter ended July 31, 2013, we held earmarked contingency liquid assets of $9.9 billion, of which $5.4 billion was in U.S. currency and $4.5 billion was in Canadian currency (April 30, 2013 – $9.8 billion of which $5.3 billion was in U.S. currency and $4.5 billion was in Canadian currency). We also held a derivatives pledging liquid asset buffer of US$4.6 billion as at July 31, 2013 to mitigate the volatility of our net pledging requirements for derivatives trading (April 30, 2013 – US$1.3 billion). This buffer averaged US$2.5 billion during the quarter ended July 31, 2013 (April 30, 2013 – US$1.4 billion). The increase in this buffer was attributable to a change in methodology implemented during the quarter to better align with the BCBS LCR approach which also includes the impact of a three notch downgrade to our credit ratings.

Royal Bank of Canada        Third Quarter 2013        37

The following table provides a summary of our liquid assets, which are one of the inputs used in assessing our liquidity risk profile, and represents our enhanced disclosure in response to the EDTF recommendations. Available liquid assets consist of on-balance sheet cash and securities holdings as well as securities received as collateral from securities financing (reverse repos and off-balance sheet collateral swaps) and derivative transactions, both off-balance sheet. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk. As at July 31, 2013 our unencumbered highly marketable liquid assets comprised 20% of our total assets (April 30, 2013 – 18%). For the purpose of constructing the following table, encumbered liquid assets include: (i) Bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or local capital adequacy requirements and to maintain continuous access to payment and settlement systems); and (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited. Unencumbered liquid assets are the difference between total and encumbered liquid assets from both on- and off-balance sheet sources.

Liquid assets (1)

	As at
	July 31 2013					April 30 2013
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	Unencumbered liquid assets
Cash and deposits with central banks	$9,154	$–	$9,154	$817	$8,337	$8,903
Deposits with financial institutions	12,305	–	12,305	82	12,223	11,653
Precious metals	318	–	318	–	318	276
Securities (2)
Canadian government obligations	38,951	31,140	70,091	36,239	33,852	21,889
Foreign government obligations	55,231	64,100	119,331	65,243	54,088	48,304
Other securities	55,440	28,149	83,589	38,156	45,433	52,369
Loans
NHA mortgage-backed securities	29,671	–	29,671	9,860	19,811	15,596
Total	$201,070	$123,389	$324,459	$150,397	$174,062	$158,990
As at April 30, 2013	$194,316	$111,049	$305,365	$146,375	$158,990

	As at
	July 31 2013	April 30 2013	July 31 2013
(Millions of Canadian dollars)	Bank-owned liquid assets	Bank-owned liquid assets	Unencumbered liquid assets
Royal Bank of Canada	$91,404	$78,458	$75,906
Foreign branches	26,094	23,405	24,996
Subsidiaries	83,572	92,453	73,160
Total	$201,070	$194,316	$174,062

(1)     Information is provided from an enterprise-wide perspective. In managing liquidity risk, we consider market, legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.

(2)     Includes investment grade government, public sector entities and corporate bonds and money market securities, exchange-traded funds, and equities traded as part of a major stock index but excludes auction rate and non-agency asset-backed securities as well as non-index equities and mutual funds. All securities are recorded at market value.

Funding

Funding strategy

Our wholesale funding activities are well diversified by geographic origin, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to constantly monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf – $15 billion	• SEC Registered – US$25 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bonds – US$12 billion	• Covered Bond Program – Euro 23 billion

• Japanese Issuance Programs – JPY 1 trillion

38        Royal Bank of Canada        Third Quarter 2013

We also raise long-term funding using Canadian Deposit Notes, NHA MBS, Canada Mortgage Bonds, credit card receivable backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate expansion into new markets and investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by currency as well as by type of long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Mortgage-backed securities and Canadian Mortgage Bonds.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs.

On December 13, 2012, S&P upgraded our outlook to stable from negative and affirmed our long- and short-term issuer credit ratings. The outlook revision followed a review by S&P of banking sector industry and economic risks in Canada, which resulted in a revision to their Banking Industry Country Risk Assessment for Canada to group 2 from 1.

On January 28, 2013, Moody’s removed systematic support from the subordinated debt ratings of RBC and all other Canadian banks, consistent with their announcement in October 2012. Moody’s reaffirmed all our other ratings.

On July 9, 2013, Dominion Bond Rating Services affirmed our ratings with a stable outlook, which are underpinned by our highly diversified business model, strong Canadian retail franchise and well positioned capital markets business. On July 22, 2013, Moody’s also affirmed our ratings with a stable outlook.

Otherwise, our ratings remain unchanged in the quarter and have a stable outlook.

The following table presents our major credit ratings and outlooks as at August 28, 2013:

As at August 28, 2013 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	stable
Standard & Poor’s	A-1+	AA-	stable	(2)
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	On December 13, 2012, S&P upgraded our outlook to stable from negative.

Deposit profile

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year increased by almost 3% compared to the prior quarter, representing 69% of our total deposits, as a result of continued growth in our core relational deposits and extension of our wholesale funding profile.

Royal Bank of Canada        Third Quarter 2013        39

Contractual maturities

The following tables provide contractual maturity profiles of all our assets, liabilities, and off-balance sheet items as at July 31, 2013 with comparatives as at April 30, 2013, and represents our enhanced disclosure in response to the EDTF recommendations.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modeling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

	As at July 31, 2013
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 3 years	3 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$–	$–	$–	$–	$–	$–	$–	$–	$21,459	$21,459
Securities Trading (1)	87,403	530	21	228	41	420	308	4,534	43,999	137,484
Available-for-sale	2,870	3,891	2,019	664	771	4,560	6,850	13,328	1,865	36,818
Assets purchased under reverse repurchase agreements and securities borrowed	61,748	23,352	11,285	7,010	9,952	805	–	–	6,032	120,184
Loans (net of allowance for loan losses)	14,506	11,185	6,510	8,103	17,542	124,090	100,861	29,381	90,042	402,220
Other
Customers’ liability under acceptances	1,250	532	472	541	2,859	2,419	1,832	306	–	10,211
Derivatives	3,368	4,238	4,489	2,195	1,933	15,552	12,898	33,171	2	77,846
Other financial assets	19,383	740	533	310	146	539	217	682	509	23,059
Total financial assets	$190,528	$44,468	$25,329	$19,051	$33,244	$148,385	$122,966	$81,402	$163,908	$829,281
Other non-financial assets	1,446	529	1,730	124	301	1,599	–	2,009	14,285	22,023
Total assets	$191,974	$44,997	$27,059	$19,175	$33,545	$149,984	$122,966	$83,411	$178,193	$851,304
Liabilities and equity
Deposits (2)
Unsecured borrowing	$37,867	$18,907	$12,374	$29,259	$10,835	$62,106	$23,275	$11,587	$273,995	$480,205
Secured borrowing	99	3,596	4,208	5,111	2,123	16,028	11,756	10,309	–	53,230
Covered bonds	–	–	–	–	–	6,546	5,632	600	–	12,778
Other
Acceptances	1,250	532	472	541	2,859	2,419	1,832	306	–	10,211
Obligations related to securities sold short	46,473	–	–	–	–	–	–	–	–	46,473
Obligations related to assets sold under repurchase agreements and securities loaned	59,634	1,304	166	1,502	1,766	–	–	–	1,178	65,550
Derivatives	3,333	4,102	4,671	2,373	2,217	18,390	13,378	31,914	–	80,378
Other financial liabilities	18,927	644	551	337	289	652	286	4,124	–	25,810
Subordinated debentures	–	–	–	–	–	221	–	7,171	–	7,392
Trust capital securities	–	–	828	–	–	–	–	–	–	828
Total financial liabilities	$167,583	$29,085	$23,270	$39,123	$20,089	$106,362	$56,159	$66,011	$275,173	$782,855
Other non-financial liabilities	1,403	308	2,436	224	139	2,459	673	8,547	3,290	19,479
Equity	–	–	–	–	–	–	–	–	48,970	48,970
Total liabilities and equity	$168,986	$29,393	$25,706	$39,347	$20,228	$108,821	$56,832	$74,558	$327,433	$851,304
Off-balance sheet items
Financial guarantees	$2,049	$377	$1,709	$1,590	$2,259	$4,206	$1,956	$96	$50	$14,292
Lease commitments	58	117	177	172	169	1,210	820	1,427	–	4,150
Commitments to extend credit	2,943	4,258	8,107	4,106	8,725	43,817	62,585	11,683	1,532	147,756
Other commitments	2,187	39	56	304	1,612	342	427	100	59,321	64,388
Total off-balance sheet items	$7,237	$4,791	$10,049	$6,172	$12,765	$49,575	$65,788	$13,306	$60,903	$230,586

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit Profile section, for our operations and liquidity needs.

40        Royal Bank of Canada        Third Quarter 2013

	As at April 30, 2013
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 3 years	3 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$–	$–	$–	$–	$–	$–	$–	$–	$21,484	$21,484
Securities
Trading (1)	89,689	768	11	38	22	377	296	5,113	43,472	139,786
Available-for-sale	2,593	3,758	791	1,674	553	4,604	6,675	14,097	1,798	36,543
Assets purchased under reverse repurchase agreements and securities borrowed (2)	65,583	28,820	9,941	5,596	7,931	603	–	–	6,170	124,644
Loans (net of allowance for loan losses)	14,698	13,168	8,078	8,464	17,155	114,140	102,258	27,862	90,780	396,603
Other
Customers’ liability under acceptances	1,095	390	409	831	2,249	1,895	2,118	288	–	9,275
Derivatives	2,771	4,416	2,676	3,443	1,846	16,776	14,668	47,094	3	93,693
Other financial assets (2)	20,316	806	519	264	220	624	231	595	479	24,054
Total financial assets	$196,745	$52,126	$22,425	$20,310	$29,976	$139,019	$126,246	$95,049	$164,186	$846,082
Other non-financial assets (2)	1,084	472	1,476	310	338	1,696	1	2,031	14,040	21,448
Total assets	$197,829	$52,598	$23,901	$20,620	$30,314	$140,715	$126,247	$97,080	$178,226	$867,530
Liabilities and equity
Deposits (3)
Unsecured borrowing	$34,793	$18,961	$24,135	$10,685	$24,071	$56,582	$20,495	$9,225	$266,218	$465,165
Secured borrowing	121	2,868	3,783	4,399	5,066	15,238	13,856	9,798	–	55,129
Covered bonds	–	–	–	–	–	4,710	4,484	1,759	–	10,953
Other
Acceptances	1,095	390	409	831	2,249	1,895	2,118	288	–	9,275
Obligations related to securities sold short	49,628	–	–	–	–	–	–	–	–	49,628
Obligations related to assets sold under repurchase agreements and securities loaned (2)	66,484	985	747	264	1,388	1,000	–	–	1,516	72,384
Derivatives	3,137	4,205	3,264	3,800	1,861	20,552	15,400	45,445	1	97,665
Other financial liabilities (2)	23,099	915	766	322	381	632	250	4,026	42	30,433
Subordinated debentures	–	–	–	–	–	225	–	8,278	–	8,503
Trust capital securities	–	–	–	899	–	–	–	–	–	899
Total financial liabilities	$178,357	$28,324	$33,104	$21,200	$35,016	$100,834	$56,603	$78,819	$267,777	$800,034
Other non-financial liabilities (2)	1,564	462	113	1,602	252	2,292	925	9,070	3,193	19,473
Equity	–	–	–	–	–	–	–	–	48,023	48,023
Total liabilities and equity	$179,921	$28,786	$33,217	$22,802	$35,268	$103,126	$57,528	$87,889	$318,993	$867,530
Off-balance sheet items
Financial guarantees	$1,584	$1,158	$948	$2,142	$2,542	$3,725	$1,966	$70	$23	$14,158
Lease commitments	60	119	175	177	174	1,256	802	1,435	–	4,198
Commitments to extend credit	3,013	2,070	5,275	6,539	5,902	41,843	59,737	10,516	753	135,648
Other commitments	1,792	158	200	351	1,650	298	241	86	60,592	65,368
Total off-balance sheet items	$6,449	$3,505	$6,598	$9,209	$10,268	$47,122	$62,746	$12,107	$61,368	$219,372

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Amounts have been revised from those previously presented.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit Profile section, for our operations and liquidity needs.

Capital management

Basel III

In December 2010, the Basel Committee on Banking Supervision (BCBS) issued “Basel III: A global regulatory framework for more resilient banks and banking systems”, which outlines the capital and liquidity requirements for global banks, with the objective of promoting financial stability and sustainable economic growth. The BCBS sets out the transitional requirements for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios at 3.5%, 4.5% and 8%, respectively for 2013, which will be fully phased-in to 7%, 8.5% and 10.5%, respectively (including minimums plus capital conservation buffer) by January 1, 2019. To provide the Basel III implementation guidance, OSFI published the final version of Basel III “Capital Adequacy Requirements (CAR) Guideline” in December 2012.

Effective the first quarter of 2013, OSFI expects Canadian banks to meet the “all-in” targets (minimum ratios plus the capital conservation buffer – January 1, 2019 BCBS requirements) for CET1 ratio, and Tier 1 and Total capital ratios by the first quarter of 2014. The “all-in” methodology includes all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The most recent OSFI CAR guideline also delays the implementation of credit valuation adjustment (CVA) capital charge rules until January 1, 2014. OSFI recently published phase-in options for the CVA capital charge over

Royal Bank of Canada        Third Quarter 2013        41

a period of five years, beginning in 2014, which are currently being assessed. In March 2013, OSFI released the list of six Canadian banks, including RBC, which are designated as domestic systemically important banks (D-SIBs), for which an additional 1% risk weighted capital surcharge will be required commencing January 1, 2016.

In June 2013, BCBS published a consultative paper on “Revised Basel III leverage ratio framework and disclosure requirements” requiring public disclosure starting January 1, 2015, with a view to migrating to Pillar 1 treatment on January 1, 2018 based on appropriate review and calibration. BCBS will continue to test the minimum requirement of 3% for the leverage ratio during the parallel run period of January 1, 2013 to January 1, 2017, during which the leverage ratio and its components are reported to OSFI. For further details on our implementation of Basel III, refer to the Capital management section of our 2012 Annual Report.

Basel III regulatory capital and capital ratios and risk-weighted assets (RWA)

Under Basel III, regulatory capital includes CET1, Tier 1 and Tier 2 capital. Total capital is the sum of these components.

CET1 capital comprises the highest quality of capital. Regulatory adjustments under Basel III are expanded to include full deductions of certain items and additional capital components that are subject to the threshold deductions.

Tier 1 capital is redefined and comprises predominantly CET1, with additional Tier 1 items. Tier 2 capital includes subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries’ Tier 2 instruments. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Under Basel III, the RWA requirement is more stringent than Basel II largely reflecting the 250% risk-weighted threshold for items not deducted from CET1 capital, increased and new capital charges for credit risk related to asset value correlation for financial institutions and exposures cleared through central counterparties, as well as the conversion of certain Basel II capital deductions to RWA.

Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by RWA. Pending the BCBS’s review of the final Basel III leverage ratio framework, OSFI requires Canadian banks to maintain an Assets-to-capital multiple (which is calculated by dividing Gross-Adjusted Assets (GAA) by Total capital calculated on a Basel III transitional basis) at or below a maximum level prescribed by OSFI on a continuous basis. All items that are deducted from capital are excluded from total assets.

The following chart provides a summary of the major components of CET1, Tier 1, Tier 2 and Total capital:

(1)	First level: The amount by which each of the items exceeds a 10% threshold of CET1 capital (after all deductions but before threshold deductions) will be deducted from CET1 capital. Second level: The aggregate amount of the three items not deducted from the first level above and in excess of 15% of CET1 capital after regulatory adjustments will be deducted from capital, and the remaining balance not deducted will be risk-weighted at 250%.

The following table provides a summary of OSFI regulatory target ratios under Basel III.

Basel III Capital Ratios	OSFI regulatory target requirements under Basel III					RBC capital ratios as at July 31, 2013	Meet or exceed OSFI target ratios	OSFI target requirements as of (1)
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIBs Surcharge (1)	Minimum including Capital Conservation Buffer and D-SIBs surcharge (1)
Common Equity Tier 1 (%)	>4.5%	2.5%	>7.0%	1.0%	>8.0%	9.2%	✓	2013/2016
Tier 1 capital (%)	>6.0%	2.5%	>8.5%	1.0%	>9.5%	11.3%	✓	2014/2016
Total capital (%)	>8.0%	2.5%	>10.5%	1.0%	>11.5%	13.7%	✓	2014/2016

(1)	The D-SIBs surcharge will be applicable to risk weighted capital commencing January 1, 2016.

42        Royal Bank of Canada        Third Quarter 2013

The following table provides details on our regulatory capital, RWA and capital ratios. Our capital position remained strong during the quarter and our capital ratios remain well above OSFI regulatory targets.

Regulatory capital, RWA and capital ratios

	Basel III All-in Basis (1)				Basel II
	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	July 31 2013		April 30 2013		July 31 2012
Capital
CET 1	$29,048		$28,288		n.a.	(1)
Tier 1 capital	35,702		34,942		36,160
Total capital	43,180		43,527		41,698
RWA
Credit risk	$233,527		$231,264		$208,826
Market risk	37,933		37,850		28,692
Operational risk	43,344		42,323		40,900
RWA	$314,804		$311,437		$278,418
Capital ratios and multiples (2)
CET1 ratio (1)	9.2%		9.1%		n.a.	(1)
Tier 1 capital ratio	11.3%		11.2%		13.0%
Total capital ratio	13.7%		14.0%		15.0%
Assets-to-capital multiple (3)	16.8	X	16.6	X	16.7	X
GAA (billions) (3)	$792.0		$788.7		$729.0

(1)	Effective the first quarter of 2013, we calculate capital ratios and Assets-to-capital multiple using the Basel III framework. The capital ratios are calculated on the “all-in” basis. The prior periods’ capital ratios and Assets-to-capital multiple were calculated using the Basel II framework. Basel III and Basel II are not directly comparable. The CET1 ratio is a new regulatory measure under the Basel III framework. The CET1 capital and ratio are not applicable (n.a.) for prior periods as Basel III was adopted prospectively, effective the first quarter of 2013.
(2)	To enhance comparability among other global financial institutions, the following are our transitional capital ratios. The transitional CET1, Tier 1 and Total capital ratios were 12.1% (April 30, 2013 - 12.1%), 12.1% (April 30, 2013 - 12.1%), and 14.2% (April 30, 2013 - 14.6%), respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
(3)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per OSFI CAR Guideline.

Q3 2013 vs. Q2 2013

(1)	Represents rounded figures.
(2)	Internal capital generation of $1.3 billion represents net income available to shareholders less common and preferred shares dividends.

Our Basel III CET1 capital ratio of 9.2%, increased 10 bps from 9.1% last quarter, mainly due to internal capital generation, offset by an increase in RWA and an increase in items deducted from capital, including goodwill and gains and losses from cash flow hedges. Common share repurchases reduced the CET1 ratio by approximately 9 bps.

Our Basel III Tier 1 capital ratio was up 10 bps largely due to the same factors mentioned above.

RWA increased by $3 billion mainly due to higher credit risk related to business growth largely offset by the reduction of credit exposures reflecting the recognition of collateral on certain of our loan portfolios.

Our Total capital ratio was down 30 bps largely due to a $1 billion redemption of Subordinated debentures Tier 2 capital instruments partially offset by internal capital generation.

As at July 31, 2013, our Assets-to-capital multiple (on a transitional basis) was 16.8 times compared to 16.6 times in the second quarter of 2013 largely reflecting the Subordinated debentures redemption mentioned above, share repurchases and higher gross adjusted assets, partially offset by internal capital generation.

Royal Bank of Canada        Third Quarter 2013        43

Selected capital management activity

The following table provides our selected capital management activity for the three months and nine months ended July 31, 2013:

	For the three months ended July 31, 2013		For the nine months ended July 31, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1
Common shares issued
Stock options exercised (1)	492	$25	1,650	$77
Purchased for cancellation	(4,686)	(46)	(6,775)	(67)
Preferred shares
Redemption of preferred shares AH series	(8,500)	(213)	(8,500)	(213)
Tier 2
Issuance of December 6, 2024 subordinated debentures (2)		–		2,000
Redemption of March 11, 2018 subordinated debentures (2)		–		(1,000)
Redemption of June 6, 2018 subordinated debentures (2)		(1,000)		(1,000)
(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.

Selected share data (1)

	As at July 31, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,440,178	$14,333
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(17)	(1)
Treasury shares – common	(107)	(10)
Stock options
Outstanding	11,482
Exercisable	6,588
Dividends
Common		908
Preferred		63
(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

In October 2012, we announced our normal course issuer bid (NCIB) which permits us to purchase up to 30 million of our common shares. The NCIB expires on October 31, 2013. As at August 23, 2013, we have purchased 6.8 million of our common shares under the NCIB. The total cost of the share repurchase was $408 million, comprised of a book value of $67 million, with an additional $341 million premium paid on repurchase.

As at August 23, 2013, the number of outstanding common shares and stock options was 1,440,194,059 and 11,465,983, respectively. As at August 23, 2013, the number of Treasury shares – preferred and Treasury shares – common was (40,602) and 89,156, respectively.

44        Royal Bank of Canada        Third Quarter 2013

Attributed capital

Our methodology attributes capital to our business segments based on the higher of fully diversified economic capital (our internal assessment of capital requirements) and the Basel III regulatory capital requirements. The capital conversion rate is aligned with our target CET1 ratio, once this ratio is set in our internal Capital Adequacy Assessment Process and Capital Plan. Risk-based capital attribution provides a uniform base for performance measurement. This establishes a minimum earnings target at the business unit level and relates to our overall corporate return objective. Capital attribution to each business segment might vary due to the evolving changes in the regulatory framework such as the delay of the implementation of the CVA charge, and the D-SIBs surcharge implementation commencing January 1, 2016.

The following table provides a summary of the components of our attributed capital:

	For the three months ended
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012
Credit risk	$11,700	$11,700	$9,300
Market risk (trading and non-trading)	3,150	3,400	3,650
Operational risk	3,950	4,050	3,850
Business and fixed asset risk	2,500	2,600	2,850
Insurance risk	450	450	450
Goodwill and intangibles	10,950	10,800	9,750
Regulatory capital allocation	4,500	2,650	4,250
Attributed capital	$37,200	$35,650	$34,100
Under attribution of capital	5,000	5,350	3,600
Average common equity	$42,200	$41,000	$37,700

Q3 2013 vs. Q3 2012

Attributed capital increased $3.1 billion, largely due to an increase in credit risk as a result of business growth, higher credit risk, goodwill and intangibles due to the acquisition of Ally Canada, and higher operational risk reflecting revenue growth. The recognition of intangibles in certain businesses also contributed to the increase. These factors were partially offset by lower market risk reflecting a decrease in interest rate risk, updates to our annual revisions to our methodology and the reduction of regulatory capital allocation mainly due to the delayed implementation of the CVA capital charge.

We remain well capitalized with the current level of available capital exceeding the attributed capital required to underpin all of our material risks. Unattributed capital increased from the prior year in anticipation of the additional capital requirements by OSFI for D-SIBs.

Q3 2013 vs. Q2 2013

Attributed capital increased $1.6 billion, largely due to the increase in regulatory capital allocation, as well as an increase in goodwill and intangible due to foreign exchange gains. These factors were partially offset by lower market risk due to VaR usage as well as lower interest rate risk due to a change in methodology. Lower business and fixed asset risk also decreased our attributed capital.

Royal Bank of Canada        Third Quarter 2013        45

Additional financial information

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

	As at
	July 31, 2013				July 31, 2012
(Millions of Canadian dollars)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities	$123	$252	$15	$390	$150	$252	$17	$419
Fair value of securities by rating
AAA	$8	$–	$–		$21	$10	$–
AA	29	3	–		65	30	–
A	–	65	–		12	10	–
BBB	24	–	–		12	1	–
Below BBB-	62	184	15		40	201	17
Total	$123	$252	$15	$390	$150	$252	$17	$419
Fair value of securities by vintage
2003 (or before)	$1	$50	$–		$1	$16	$–
2004	4	66	–		11	22	–
2005	84	83	15		73	77	17
2006	28	40	–		23	75	–
2007 and greater	6	13	–		42	62	–
Total	$123	$252	$15	$390	$150	$252	$17	$419
Amortized cost of subprime/Alt-A mortgages (whole loans)	$7	$27	$–	$34	$8	$32	$–	$40
Total subprime and Alt-A exposures	$130	$279	$15	$424	$158	$284	$17	$459
Sensitivities of fair value of securities to changes in assumptions:
100bps increase in credit spread	$(3)	$(10)
100bps increase in interest rates	(3)	(12)
20% increase in default rates	(10)	(18)
25% decrease in prepayment rates	1	–

Exposure to U.S. subprime and Alt-A residential mortgage-backed securities (RMBS), and collateralized debt obligations (CDOs) and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $424 million represented less than 0.1% of our total assets as at July 31, 2013, compared to $459 million or 0.1% in the prior year. The decrease of $35 million was primarily due to the sale of securities.

Q3 2013 vs. Q3 2012

Our total holdings of RMBS noted in the table above may be exposed to U.S. subprime risk. As at July 31, 2013, our U.S. subprime RMBS exposure of $123 million decreased $27 million or 18% compared to the prior year, primarily due to the sale of certain securities. Of this exposure, $37 million or 30% of our related holdings are rated A and above, a decrease of $61 million from the prior year due to the sale of certain securities.

As at July 31, 2013, U.S. subprime RMBS holdings rated AAA, comprised 7% of total U.S. subprime RMBS holdings compared with 14% in the prior year. As at July 31, 2013, our exposure to U.S. subprime loans of $7 million decreased $1 million compared to the prior year.

Of our total portfolio of RMBS, holdings with a fair value of $252 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures remain unchanged from the prior year. Approximately 21% of these RMBS were issued during 2006 and onwards, compared to 54% in the prior year. As at July 31, 2013, our exposure to U.S. Alt-A loans of $27 million decreased $5 million compared to the prior year.

Of our total portfolio of CDOs, holdings of $15 million may be exposed to U.S. subprime or Alt-A risk, relatively unchanged from the prior year. As at July 31, 2013, the fair value of our corporate CDOs, which are predominately comprised of $1.6 billion of corporate collateralized loan obligations decreased $500 million compared to the prior year.

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at July 31, 2013, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. As at July 31, 2013, our total commitments, including funded and unfunded of $14.1 billion, increased $3.1 billion compared to the prior year, reflecting an increase in client volumes. As at July 31, 2013, our total commitments, including funded and unfunded, represented 1.7% of our total assets compared to 1.3% in the prior year.

46        Royal Bank of Canada        Third Quarter 2013

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $164 million as at July 31, 2013.

Assets and liabilities measured at fair value

There were significant transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in IFRS 7, Financial Instruments – Disclosures.

For further details, refer to Note 3 of our Condensed Financial Statements.

	As at July 31, 2013
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$137,484	42%	57%	1%	100%
Available-for-sale	36,308	15%	72%	13%	100%
Loans – Wholesale	1,539	0%	62%	38%	100%
Derivatives	107,613	3%	96%	1%	100%
Other assets	952	50%	49%	1%	100%
Financial liabilities
Deposits	$66,136	0%	83%	17%	100%
Derivatives	110,601	2%	96%	2%	100%
(1)	Fair value of assets and liabilities as a percentage of total assets and liabilities measured at fair value on a recurring basis for categories presented in the table above and does not reflect the impact of netting.

Accounting and control matters

Summary accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our 2012 Annual Consolidated Financial Statements.

Changes in accounting policies and disclosure

Changes in accounting policies

Amendments to IAS 1 Presentation of Financial Statements

During the first quarter, we adopted IAS 1 Presentation of Financial Statements (amendments to IAS 1), issued by the International Accounting Standards Board (IASB) in June 2011. The amendments require items presented in the statement of other comprehensive income to be categorized according to whether the items will or will not be reclassified to income at a future date. The adoption did not impact our financial results.

Amendments to IAS 12 Income Taxes

During the first quarter, we adopted IAS 12 Income taxes: Deferred Taxes, Recovery of Underlying Assets (amendments to IAS 12), issued by the IASB in December 2010. The amendments provided guidance for deferred tax associated with investment property measured using the fair value model and non-depreciable assets measured using the revaluation model. The adoption did not impact our financial results.

Change in accounting estimate

We perform a review on a quarterly basis, to incorporate our best estimate of current tax payable based on rates estimated for the year using all information available. During the current quarter, we recorded a favorable adjustment to our estimates for current income tax payable of $90 million related to the prior year.

Controls and procedures

Disclosure controls and procedures

As of July 31, 2013, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of July 31, 2013.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended July 31, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2012. For further information, refer to Note 29 of our 2012 Annual Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2013        47

Interim Condensed Consolidated Balance Sheets (unaudited)

(Millions of Canadian dollars)	July 31 2013	April 30 2013	October 31 2012	July 31 2012
Assets
Cash and due from banks	$14,083	$14,503	$12,617	$10,586
Interest-bearing deposits with banks	7,376	6,981	10,255	11,386
Securities (Note 4)
Trading	137,484	139,786	120,783	117,050
Available-for-sale	36,818	36,543	40,828	41,340

	174,302	176,329	161,611	158,390
Assets purchased under reverse repurchase agreements and securities borrowed	120,184	124,644	112,257	107,841
Loans (Note 5)
Retail	318,288	312,520	301,185	297,637
Wholesale	85,853	86,049	79,056	77,516
	404,141	398,569	380,241	375,153
Allowance for loan losses (Note 5)	(1,921)	(1,966)	(1,997)	(1,937)

	402,220	396,603	378,244	373,216
Investments for account of segregated fund holders	463	438	383	357
Other
Customers’ liability under acceptances	10,211	9,275	9,385	9,115
Derivatives (Note 6)	77,846	93,693	91,293	103,257
Premises and equipment, net	2,679	2,677	2,691	2,672
Goodwill	8,234	8,106	7,485	7,466
Other intangibles	2,742	2,725	2,686	2,649
Investments in associates	135	132	125	163
Prepaid pension benefit cost	1,099	1,089	1,049	984
Other assets	29,730	30,335	35,019	36,312

	132,676	148,032	149,733	162,618
Total assets	$851,304	$867,530	$825,100	$824,394
Liabilities and equity
Deposits (Note 8)
Personal	$190,819	$187,581	$179,502	$176,698
Business and government	340,539	328,608	312,882	308,261
Bank	14,855	15,058	15,835	17,845

	546,213	531,247	508,219	502,804
Insurance and investment contracts for account of segregated fund holders	463	438	383	357
Other
Acceptances	10,211	9,275	9,385	9,115
Obligations related to securities sold short	46,473	49,628	40,756	43,562
Obligations related to assets sold under repurchase agreements and securities loaned	65,550	72,384	64,032	55,908
Derivatives (Note 6)	80,378	97,665	96,761	108,819
Insurance claims and policy benefit liabilities	7,815	8,228	7,921	7,965
Accrued pension and other post-employment benefit expense	1,806	1,786	1,729	1,631
Other liabilities	35,205	39,454	41,371	40,762
	247,438	278,420	261,955	267,762
Subordinated debentures (Note 10)	7,392	8,503	7,615	7,646
Trust capital securities	828	899	900	900
Total liabilities	802,334	819,507	779,072	779,469
Equity attributable to shareholders
Preferred shares (Note 10)	4,600	4,813	4,813	4,813
Common shares (shares issued – 1,440,177,840, 1,444,372,468, 1,445,302,600 and 1,444,300,306) (Note 10)	14,333	14,354	14,323	14,279
Treasury shares – preferred (shares held – 17,021, 12,098 and (41,632), 63,195)	(1)	–	1	(2)
– common (shares held – 107,308, (701,082), (543,276) and (261,419))	(10)	40	30	13
Retained earnings	27,251	26,191	24,270	23,310
Other components of equity	1,040	853	830	755
	47,213	46,251	44,267	43,168
Non-controlling interests	1,757	1,772	1,761	1,757
Total equity	48,970	48,023	46,028	44,925
Total liabilities and equity	$851,304	$867,530	$825,100	$824,394

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

48        Royal Bank of Canada        Third Quarter 2013

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except per share amounts)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Interest income
Loans	$4,135	$3,995	$4,170	$12,184	$11,946
Securities	949	887	946	2,797	2,961
Assets purchased under reverse repurchase agreements and securities borrowed	233	237	249	719	696
Deposits	33	14	14	60	47
	5,350	5,133	5,379	15,760	15,650
Interest expense
Deposits	1,401	1,386	1,502	4,210	4,549
Other liabilities	476	433	505	1,386	1,502
Subordinated debentures	80	91	83	263	276
	1,957	1,910	2,090	5,859	6,327
Net interest income	3,393	3,223	3,289	9,901	9,323
Non-interest income
Insurance premiums, investment and fee income	561	1,246	1,323	2,828	3,799
Trading revenue	100	151	295	607	1,040
Investment management and custodial fees	637	605	515	1,851	1,508
Mutual fund revenue	669	622	514	1,885	1,519
Securities brokerage commissions	346	336	292	1,003	883
Service charges	361	354	347	1,069	1,014
Underwriting and other advisory fees	305	401	379	1,175	1,059
Foreign exchange revenue, other than trading	200	186	129	561	452
Card service revenue	251	232	243	737	686
Credit fees	240	246	267	772	628
Net gain on available-for-sale securities (Note 4)	27	44	42	137	40
Share of (loss) profit in associates	(1)	2	9	7	25
Other	129	121	112	364	278
Non-interest income	3,825	4,546	4,467	12,996	12,931
Total revenue	7,218	7,769	7,756	22,897	22,254
Provision for credit losses (Note 5)	267	288	324	904	939
Insurance policyholder benefits, claims and acquisition expense	263	938	1,000	1,906	2,851
Non-interest expense
Human resources	2,486	2,551	2,313	7,669	6,955
Equipment	290	270	255	833	745
Occupancy	308	306	297	919	864
Communications	189	179	193	529	555
Professional fees	189	182	167	531	479
Outsourced item processing	61	69	64	190	199
Amortization of other intangibles	145	139	130	419	386
Impairment of goodwill and other intangibles	–	–	7	–	168
Other	333	315	333	973	936

	4,001	4,011	3,759	12,063	11,287
Income before income taxes from continuing operations	2,687	2,532	2,673	8,024	7,177
Income taxes	383	596	433	1,714	1,498
Net income from continuing operations	2,304	1,936	2,240	6,310	5,679
Net loss from discontinued operations	–	–	–	–	(51)
Net income	$2,304	$1,936	$2,240	$6,310	$5,628
Net income attributable to:
Shareholders	$2,279	$1,912	$2,216	$6,236	$5,554
Non-controlling interests	25	24	24	74	74
	$2,304	$1,936	$2,240	$6,310	$5,628
Basic earnings per share (in dollars) (Note 11)	$1.54	$1.28	$1.49	$4.18	$3.72
Basic earnings per share from continuing operations (in dollars)	1.54	1.28	1.49	4.18	3.75
Basic loss per share from discontinued operations (in dollars)	–	–	–	–	(0.03)
Diluted earnings per share (in dollars) (Note 11)	1.52	1.27	1.47	4.15	3.68
Diluted earnings per share from continuing operations (in dollars)	1.52	1.27	1.47	4.15	3.71
Diluted loss per share from discontinued operations (in dollars)	–	–	–	–	(0.03)
Dividends per common share (in dollars)	0.63	0.63	0.57	1.86	1.68

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2013        49

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net income	$2,304	$1,936	$2,240	$6,310	$5,628
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized (losses) gains on available-for-sale securities
Net unrealized (losses) gains on available-for-sale securities	(172)	102	121	(68)	110
Reclassification of net gains on available-for-sale securities to income	(7)	(23)	(12)	(80)	(1)

	(179)	79	109	(148)	109
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	554	170	244	673	(31)
Net foreign currency translation (losses) gains from hedging activities	(358)	(95)	(124)	(416)	89
Reclassification of losses on net investment hedging activities to income	–	–	11	–	11

	196	75	131	257	69
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	178	(73)	49	129	52
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(8)	(8)	9	(28)	36

	170	(81)	58	101	88
Total other comprehensive income, net of taxes	187	73	298	210	266
Total comprehensive income	$2,491	$2,009	$2,538	$6,520	$5,894
Total comprehensive income attributable to:
Shareholders	$2,466	$1,985	$2,514	$6,446	$5,819
Non-controlling interests	25	24	24	74	75
	$2,491	$2,009	$2,538	$6,520	$5,894

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Income tax (recoveries) expenses on net unrealized (losses) gains on available-for-sale securities	$(56)	$37	$34	$(28)	$36
Income tax (expenses) recoveries on reclassification of net (gains) losses on available-for-sale securities to income	(2)	(4)	(3)	(11)	(1)
Income tax expenses on unrealized foreign currency translation gains (losses)	1	–	–	–	1
Income tax (recoveries) expenses on foreign currency translation (losses) gains from hedging activities	(126)	(33)	(31)	(146)	53
Income tax expenses on reclassification of gains on net investment hedging activities to income	–	–	(53)	–	(59)
Income tax expenses (recoveries) on gains (losses) on derivatives designated as cash flow hedges	63	(26)	18	45	18
Income tax (expenses) recoveries on reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(3)	(3)	3	(10)	14
Total income tax (recoveries) expenses	$(123)	$(29)	$(32)	$(150)	$62

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

50        Royal Bank of Canada        Third Quarter 2013

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at April 30, 2012	$4,813	$14,206	$(1)	$(21)	$21,983	$258	$9	$190	$457	$41,437	$1,773	$43,210
Changes in equity
Issues of share capital	–	73	–	–	–	–	–	–	–	73	–	73
Sales of treasury shares	–	–	25	1,169	–	–	–	–	–	1,194	–	1,194
Purchases of treasury shares	–	–	(26)	(1,135)	–	–	–	–	–	(1,161)	–	(1,161)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(824)	–	–	–	–	(824)	–	(824)
Dividends on preferred shares and other	–	–	–	–	(64)	–	–	–	–	(64)	(46)	(110)
Other	–	–	–	–	(1)	–	–	–	–	(1)	6	5
Net income	–	–	–	–	2,216	–	–	–	–	2,216	24	2,240
Total other comprehensive income	–	–	–	–	–	109	131	58	298	298	–	298
Balance at July 31, 2012	$4,813	$14,279	$(2)	$13	$23,310	$367	$140	$248	$755	$43,168	$1,757	$44,925
Balance at January 31, 2013	$4,813	$14,367	$(1)	$(22)	$25,375	$371	$181	$228	$780	$45,312	$1,764	$47,076
Changes in equity
Issues of share capital	–	8	–	–	–	–	–	–	–	8	–	8
Common shares purchased for cancellation	–	(21)	–	–	(107)	–	–	–	–	(128)	–	(128)
Sales of treasury shares	–	–	25	1,256	–	–	–	–	–	1,281	–	1,281
Purchases of treasury shares	–	–	(24)	(1,194)	–	–	–	–	–	(1,218)	–	(1,218)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(910)	–	–	–	–	(910)	–	(910)
Dividends on preferred shares and other	–	–	–	–	(64)	–	–	–	–	(64)	–	(64)
Other	–	–	–	–	(15)	–	–	–	–	(15)	(16)	(31)
Net income	–	–	–	–	1,912	–	–	–	–	1,912	24	1,936
Total other comprehensive income	–	–	–	–	–	79	75	(81)	73	73	–	73
Balance at April 30, 2013	$4,813	$14,354	$–	$40	$26,191	$450	$256	$147	$853	$46,251	$1,772	$48,023
Changes in equity
Issues of share capital	–	25	–	–	–	–	–	–	–	25	–	25
Common shares purchased for cancellation	–	(46)	–	–	(234)	–	–	–	–	(280)	–	(280)
Preferred shares redeemed	(213)	–	–	–	(9)	–	–	–	–	(222)	–	(222)
Sales of treasury shares	–	–	35	1,458	–	–	–	–	–	1,493	–	1,493
Purchases of treasury shares	–	–	(36)	(1,508)	–	–	–	–	–	(1,544)	–	(1,544)
Share-based compensation awards	–	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Dividends on common shares	–	–	–	–	(908)	–	–	–	–	(908)	–	(908)
Dividends on preferred shares and other	–	–	–	–	(63)	–	–	–	–	(63)	(47)	(110)
Other	–	–	–	–	(4)	–	–	–	–	(4)	7	3
Net income	–	–	–	–	2,279	–	–	–	–	2,279	25	2,304
Total other comprehensive income	–	–	–	–	–	(179)	196	170	187	187	–	187
Balance at July 31, 2013	$4,600	$14,333	$(1)	$(10)	$27,251	$271	$452	$317	$1,040	$47,213	$1,757	$48,970

Royal Bank of Canada        Third Quarter 2013        51

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2011	$4,813	$14,010	$–	$8	$20,381	$259	$71	$160	$490	$39,702	$1,761	$41,463
Changes in equity
Issues of share capital	–	269	–	–	–	–	–	–	–	269	–	269
Sales of treasury shares	–	–	78	4,408	–	–	–	–	–	4,486	–	4,486
Purchases of treasury shares	–	–	(80)	(4,403)	–	–	–	–	–	(4,483)	–	(4,483)
Share-based compensation awards	–	–	–	–	(5)	–	–	–	–	(5)	–	(5)
Dividends on common shares	–	–	–	–	(2,424)	–	–	–	–	(2,424)	–	(2,424)
Dividends on preferred shares and other	–	–	–	–	(193)	–	–	–	–	(193)	(92)	(285)
Other	–	–	–	–	(3)	–	–	–	–	(3)	13	10
Net income	–	–	–	–	5,554	–	–	–	–	5,554	74	5,628
Total other comprehensive income	–	–	–	–	–	108	69	88	265	265	1	266
Balance at July 31, 2012	$4,813	$14,279	$(2)	$13	$23,310	$367	$140	$248	$755	$43,168	$1,757	$44,925
Balance at October 31, 2012	$4,813	$14,323	$1	$30	$24,270	$419	$195	$216	$830	$44,267	$1,761	$46,028
Changes in equity
Issues of share capital	–	77	–	–	–	–	–	–	–	77	–	77
Common shares purchased for cancellation	–	(67)	–	–	(341)	–	–	–	–	(408)	–	(408)
Preferred shares redeemed	(213)	–	–	–	(9)	–	–	–	–	(222)	–	(222)
Sales of treasury shares	–	–	105	3,350	–	–	–	–	–	3,455	–	3,455
Purchases of treasury shares	–	–	(107)	(3,390)	–	–	–	–	–	(3,497)	–	(3,497)
Share-based compensation awards	–	–	–	–	(3)	–	–	–	–	(3)	–	(3)
Dividends on common shares	–	–	–	–	(2,686)	–	–	–	–	(2,686)	–	(2,686)
Dividends on preferred shares and other	–	–	–	–	(192)	–	–	–	–	(192)	(94)	(286)
Other	–	–	–	–	(24)	–	–	–	–	(24)	16	(8)
Net income	–	–	–	–	6,236	–	–	–	–	6,236	74	6,310
Total other comprehensive income	–	–	–	–	–	(148)	257	101	210	210	–	210
Balance at July 31, 2013	$4,600	$14,333	$(1)	$(10)	$27,251	$271	$452	$317	$1,040	$47,213	$1,757	$48,970

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

52        Royal Bank of Canada        Third Quarter 2013

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Cash flows from operating activities
Net income	$2,304	$1,936	$2,240	$6,310	$5,628
Adjustments for non-cash items and others
Provision for credit losses	267	288	324	904	1,056
Depreciation	114	114	105	340	315
Deferred income taxes	(33)	(128)	(5)	(47)	288
Impairment and amortization of goodwill and other intangibles	145	139	137	419	574
(Gain) loss on sale of premises and equipment	(24)	(1)	–	(26)	21
Gain on available-for-sale securities	(32)	(48)	(56)	(159)	(97)
Writedown of available-for-sale securities	4	4	14	21	40
Share of (loss) profit in associates	1	(2)	(9)	(7)	(24)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(413)	272	344	(106)	846
Net change in accrued interest receivable and payable	(260)	251	(147)	(415)	(285)
Current income taxes	(286)	(225)	162	(129)	(716)
Derivative assets	15,847	(6,446)	(15,291)	13,451	(3,502)
Derivative liabilities	(17,287)	5,402	16,593	(16,384)	8,174
Trading securities	2,302	(9,028)	8,022	(16,701)	10,551
Change in loans, net of securitizations	(5,572)	(5,234)	(9,621)	(13,503)	(24,120)
Change in assets purchased under reverse repurchase agreements and securities borrowed	4,460	(3,311)	3,009	(7,927)	(20,644)
Change in deposits	14,966	7,608	(5,824)	29,016	10,435
Change in obligations related to assets sold under repurchase agreements and securities loaned	(6,834)	8,055	498	1,518	12,790
Change in obligations related to securities sold short	(3,155)	(434)	(6,588)	5,717	(722)
Net change in brokers and dealers receivable and payable	419	(545)	1,659	364	911
Other	(4,198)	3,175	2,156	(1,476)	(4,792)
Net cash from (used in) operating activities	2,735	1,842	(2,278)	1,180	(3,273)
Cash flows from investing activities
Change in interest-bearing deposits with banks	(395)	1,518	4,791	2,879	(674)
Proceeds from sale of available-for-sale securities	1,489	755	1,701	5,343	8,634
Proceeds from maturity of available-for-sale securities	8,245	9,674	11,829	29,071	35,914
Purchases of available-for-sale securities	(9,734)	(8,370)	(12,406)	(30,321)	(42,454)
Proceeds from maturity of held-to-maturity securities	39	48	59	237	190
Purchases of held-to-maturity securities	(37)	(47)	(40)	(210)	(242)
Net acquisitions of premises and equipment and other intangibles	(257)	(152)	(277)	(658)	(1,039)
Proceeds from dispositions	–	–	–	–	2,677
Cash used in acquisitions	–	(2,537)	(847)	(2,537)	(853)
Net cash (used in) from investing activities	(650)	889	4,810	3,804	2,153
Cash flows from financing activities
Issue of subordinated debentures	–	–	–	2,046	–
Repayment of subordinated debentures	(1,000)	(1,000)	(6)	(2,000)	(1,006)
Issue of common shares	25	8	7	77	82
Common shares purchased for cancellation	(280)	(128)	–	(408)	–
Preferred shares redeemed	(222)	–	–	(222)	–
Sales of treasury shares	1,493	1,281	1,194	3,455	4,486
Purchase of treasury shares	(1,544)	(1,218)	(1,161)	(3,497)	(4,483)
Dividends paid	(974)	(933)	(821)	(2,839)	(2,384)
Dividends/distributions paid to non-controlling interests	(47)	–	(46)	(94)	(92)
Change in short-term borrowings of subsidiaries	1	1	1	(95)	(28)
Net cash used in financing activities	(2,548)	(1,989)	(832)	(3,577)	(3,425)
Effect of exchange rate changes on cash and due from banks	43	20	54	59	(13)
Net change in cash and due from banks	(420)	762	1,754	1,466	(4,558)
Cash and due from banks at beginning of period (1)	14,503	13,741	8,832	12,617	15,144
Cash and due from banks at end of period (1)	$14,083	$14,503	$10,586	$14,083	$10,586
Cash flows from operating activities include:
Amount of interest paid	$2,008	$1,379	$2,143	$5,758	$6,314
Amount of interest received	4,968	4,733	4,987	14,765	14,960
Amount of dividend received	391	366	353	1,126	994
Amount of income taxes paid	230	827	186	1,317	2,061

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.7 billion as at July 31, 2013 (April 30, 2013 – $2.6 billion; January 31, 2013 – $2.5 billion; October 31, 2012 – $2.1 billion; July 31, 2012 – $2.2 billion; April 30, 2012 – $1.9 billion; October 31, 2011 – $2.0 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2013        53

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the audited 2012 Annual Consolidated Financial Statements and the accompanying notes included on pages 88 to 181 in our 2012 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On August 28, 2013, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

The Condensed Financial Statements have been prepared using consistent accounting policies and methods used in the preparation of our audited 2012 Annual Consolidated Financial Statements.

Changes in accounting policies

Amendments to IAS 1 Presentation of Financial Statements

During the first quarter, we adopted IAS 1 Presentation of Financial Statements (amendments to IAS 1), issued by the International Accounting Standards Board (IASB) in June 2011. The amendments require items presented in the statement of other comprehensive income to be categorized according to whether the items will or will not be reclassified to income at a future date. The adoption did not impact our financial results.

Amendments to IAS 12 Income Taxes

During the first quarter, we adopted IAS 12 Income taxes: Deferred Taxes, Recovery of Underlying Assets (amendments to IAS 12), issued by the IASB in December 2010. The amendments provided guidance for deferred tax associated with investment property measured using the fair value model and non-depreciable assets measured using the revaluation model. The adoption did not impact our financial results.

Change in accounting estimate

We perform a review on a quarterly basis, to incorporate our best estimate of current tax payable based on rates estimated for the year using all information available. During the current quarter, we recorded a favorable adjustment to our estimates for current income tax payable of $90 million related to the prior year.

Note 3 Fair value of financial instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	As at July 31, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$128,294	$9,190	$–	$–	$–	$–	$137,484	$137,484
Available-for-sale	–	–	36,331	–	–	487	36,818	36,818
Total securities	128,294	9,190	36,331	–		487	174,302	174,302
Assets purchased under reverse repurchase agreements and securities borrowed	–	87,634	–	32,550	32,550	–	120,184	120,184
Loans
Retail	–	–	–	317,152	314,346	–	317,152	314,346
Wholesale	255	1,284	–	83,529	83,141	–	85,068	84,680
Total loans	255	1,284	–	400,681	397,487	–	402,220	399,026
Other
Derivatives	77,846	–	–	–		–	77,846	77,846
Other assets	–	952	–	32,318	32,318	–	33,270	33,270
Financial liabilities
Deposits
Personal	$–	$8,142		$182,677	$182,910		$190,819	$191,052
Business and government (1)	–	55,530		285,009	284,791		340,539	340,321
Bank (2)	–	2,464		12,391	12,391		14,855	14,855
Total deposits	–	66,136		480,077	480,092		546,213	546,228
Other
Obligations related to securities sold short	46,473	–		–	–		46,473	46,473
Obligations related to assets sold under repurchase agreements and securities loaned	–	57,720		7,830	7,830		65,550	65,550
Derivatives	80,378	–		–	–		80,378	80,378
Other liabilities	16	33		35,972	35,972		36,021	36,021
Subordinated debentures	–	108		7,284	7,236		7,392	7,344
Trust capital securities	–	–		828	844		828	844

54        Royal Bank of Canada        Third Quarter 2013

Note 3 Fair value of financial instruments (continued)

	As at April 30, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$129,501	$10,285	$–	$–	$–	$–	$139,786	$139,786
Available-for-sale	–	–	36,060	–	–	483	36,543	36,543
Total securities	129,501	10,285	36,060	–	–	483	176,329	176,329
Assets purchased under reverse repurchase agreements and securities borrowed	–	93,681	–	30,963	30,963	–	124,644	124,644
Loans
Retail	–	–	–	311,389	310,260	–	311,389	310,260
Wholesale	46	1,720	–	83,448	83,176	–	85,214	84,942
Total loans	46	1,720	–	394,837	393,436	–	396,603	395,202
Other
Derivatives	93,693	–	–	–	–	–	93,693	93,693
Other assets	–	907	–	32,422	32,422	–	33,329	33,329

Financial liabilities
Deposits
Personal	$–	$7,276		$180,305	$180,529		$187,581	$187,805
Business and government (1)	–	55,542		273,066	273,681		328,608	329,223
Bank (2)	–	2,285		12,773	12,773		15,058	15,058
Total deposits	–	65,103		466,144	466,983		531,247	532,086
Other
Obligations related to securities sold short	49,628	–		–	–		49,628	49,628
Obligations related to assets sold under repurchase agreements and securities loaned	–	64,591		7,793	7,793		72,384	72,384
Derivatives	97,665	–		–	–		97,665	97,665
Other liabilities	85	30		39,593	39,593		39,708	39,708
Subordinated debentures	–	108		8,395	8,365		8,503	8,473
Trust capital securities	–	–		899	925		899	925

Royal Bank of Canada        Third Quarter 2013        55

	As at October 31, 2012
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$111,114	$9,669	$–	$–	$–	$–	$120,783	$120,783
Available-for-sale	–	–	40,320	–	–	508	40,828	40,828
Total securities	111,114	9,669	40,320	–	–	508	161,611	161,611
Assets purchased under reverse repurchase agreements and securities borrowed	–	86,918	–	25,339	25,339	–	112,257	112,257
Loans
Retail	–	–	–	300,043	297,490	–	300,043	297,490
Wholesale	–	1,232	–	76,969	76,506	–	78,201	77,738
Total loans	–	1,232	–	377,012	373,996	–	378,244	375,228
Other
Derivatives	91,293	–	–	–	–	–	91,293	91,293
Other assets	–	705	–	36,487	36,487	–	37,192	37,192

Financial liabilities
Deposits
Personal	$–	$7,167		$172,335	$172,625		$179,502	$179,792
Business and government (1)	–	49,336		263,546	263,909		312,882	313,245
Bank (2)	–	2,524		13,311	13,311		15,835	15,835
Total deposits	–	59,027		449,192	449,845		508,219	508,872
Other
Obligations related to securities sold short	40,756	–		–	–		40,756	40,756
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,709		5,323	5,323		64,032	64,032
Derivatives	96,761	–		–	–		96,761	96,761
Other liabilities	101	29		41,352	41,352		41,482	41,482
Subordinated debentures	–	122		7,493	7,405		7,615	7,527
Trust capital securities	–	–		900	941		900	941

56        Royal Bank of Canada        Third Quarter 2013

Note 3 Fair value of financial instruments (continued)

	As at July 31, 2012
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$106,857	$10,193	$–	$–	$–	$–	$117,050	$117,050
Available-for-sale	–	–	40,833	–	–	507	41,340	41,340
Total securities	106,857	10,193	40,833	–	–	507	158,390	158,390
Assets purchased under reverse repurchase agreements and securities borrowed	–	81,861	–	25,980	25,980	–	107,841	107,841
Loans
Retail	–	–	–	296,461	293,332	–	296,461	293,332
Wholesale	49	1,169	–	75,537	74,312	–	76,755	75,530
Total loans	49	1,169	–	371,998	367,644	–	373,216	368,862
Other
Derivatives	103,257	–	–	–	–	–	103,257	103,257
Other assets	–	599	–	37,965	37,965	–	38,564	38,564

Financial liabilities
Deposits
Personal	$–	$6,331		$170,367	$170,721		$176,698	$177,052
Business and government (1)	–	50,561		257,700	257,907		308,261	308,468
Bank (2)	–	4,278		13,567	13,567		17,845	17,845
Total deposits	–	61,170		441,634	442,195		502,804	503,365
Other
Obligations related to securities sold short	43,562	–		–	–		43,562	43,562
Obligations related to assets sold under repurchase agreements and securities loaned	–	50,209		5,699	5,699		55,908	55,908
Derivatives	108,819	–		–	–		108,819	108,819
Other liabilities	126	25		41,270	41,270		41,421	41,421
Subordinated debentures	–	123		7,523	7,422		7,646	7,545
Trust capital securities	–	–		900	946		900	946

(1)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(2)	Bank refers to regulated banks.

Fair value of assets and liabilities classified using the fair value hierarchy

The following tables present the financial instruments measured at fair value classified by the fair value hierarchy set out in IFRS 7 Financial Instruments: Disclosures (IFRS 7). IFRS 7 requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels, as described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – one or more significant inputs used in a valuation technique are unobservable in determining fair values of the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

Royal Bank of Canada        Third Quarter 2013        57

	As at
	July 31, 2013							April 30, 2013
	Fair value measurements using (1)			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$563	$–	$563	$		$563	$–	$544	$–	$544	$		$544
Securities
Trading
Canadian government debt (2)
Federal	9,778	7,750	–	17,528			17,528	8,975	7,789	–	16,764			16,764
Provincial and municipal	–	11,186	–	11,186			11,186	–	10,761	–	10,761			10,761
U.S. state, municipal and agencies debt (2)	4,639	23,653	40	28,332			28,332	3,328	24,808	64	28,200			28,200
Other OECD government debt (3)	2,422	7,905	163	10,490			10,490	4,417	9,160	1	13,578			13,578
Mortgage-backed securities (2)	–	786	52	838			838	–	862	43	905			905
Asset-backed securities
CDOs (4)	–	2	15	17			17	–	–	31	31			31
Non-CDO securities	–	966	189	1,155			1,155	–	1,020	255	1,275			1,275
Corporate debt and other debt	5	23,456	478	23,939			23,939	23	24,100	677	24,800			24,800
Equities	40,915	2,899	185	43,999			43,999	41,038	2,238	196	43,472			43,472

	57,759	78,603	1,122	137,484			137,484	57,781	80,738	1,267	139,786			139,786
Available-for-sale (5)
Canadian government debt (2)
Federal	310	9,574	–	9,884			9,884	358	10,616	–	10,974			10,974
Provincial and municipal	–	641	–	641			641	–	1,079	–	1,079			1,079
U.S. state, municipal and agencies debt (2)	49	3,912	1,684	5,645			5,645	23	3,872	1,784	5,679			5,679
Other OECD government debt (3)	5,014	5,279	–	10,293			10,293	3,490	4,959	–	8,449			8,449
Mortgage-backed securities (2)	–	207	–	207			207	–	224	–	224			224
Asset-backed securities
CDOs	–	1,430	92	1,522			1,522	–	–	1,740	1,740			1,740
Non-CDO securities	–	238	257	495			495	–	188	309	497			497
Corporate debt and other debt	–	4,110	1,669	5,779			5,779	–	3,981	1,639	5,620			5,620
Equities	136	651	922	1,709			1,709	126	626	885	1,637			1,637
Loan substitute securities	109	24	–	133			133	113	25	–	138			138

	5,618	26,066	4,624	36,308			36,308	4,110	25,570	6,357	36,037			36,037
Asset purchased under reverse repurchase agreements and securities borrowed	–	87,634	–	87,634			87,634	–	93,681	–	93,681			93,681
Loans	–	947	592	1,539			1,539	–	1,219	547	1,766			1,766
Other
Derivatives
Interest rate contracts	16	78,309	366	78,691			78,691	16	96,065	445	96,526			96,526
Foreign exchange contracts	–	23,390	43	23,433			23,433	–	21,919	70	21,989			21,989
Credit derivatives	–	151	55	206			206	–	160	65	225			225
Other contracts	2,738	2,662	473	5,873			5,873	2,382	2,634	416	5,432			5,432
Valuation adjustments determined on a pooled basis	(13)	(421)	(156)	(590)			(590)	(20)	(385)	(210)	(615)			(615)
Total gross derivatives	2,741	104,091	781	107,613			107,613	2,378	120,393	786	123,557			123,557
Netting adjustments						(29,767)	(29,767)						(29,864)	(29,864)
Total derivatives							77,846							93,693
Other assets	476	465	11	952			952	474	421	12	907			907
	$66,594	$298,369	$7,130	$372,093		$(29,767)	$342,326	$64,743	$322,566	$8,969	$396,278		$(29,864)	$366,414
Financial Liabilities
Deposits
Personal	$–	$341	$7,801	$8,142	$		$8,142	$–	$340	$6,936	$7,276	$		$7,276
Business and government	–	52,188	3,342	55,530			55,530	–	52,540	3,002	55,542			55,542
Bank	–	2,464	–	2,464			2,464	–	2,285	–	2,285			2,285
Other
Obligations related to securities sold short	29,011	17,456	6	46,473			46,473	33,817	15,806	5	49,628			49,628
Obligations related to assets sold under repurchase agreements and securities loaned	–	57,720	–	57,720			57,720	–	64,591	–	64,591			64,591
Derivatives
Interest rate contracts	10	73,644	785	74,439			74,439	17	89,690	987	90,694			90,694
Foreign exchange contracts	–	26,992	183	27,175			27,175	–	28,559	281	28,840			28,840
Credit derivatives	–	228	61	289			289	–	216	77	293			293
Other contracts	2,106	5,276	1,316	8,698			8,698	1,759	4,978	1,301	8,038			8,038
Total gross derivatives	2,116	106,140	2,345	110,601			110,601	1,776	123,443	2,646	127,865			127,865
Netting adjustments						(30,223)	(30,223)						(30,200)	(30,200)
Total derivatives							80,378							97,665
Other liabilities	–	30	19	49			49	–	29	86	115			115
Subordinated debentures	–	–	108	108			108	–	–	108	108			108
	$31,127	$236,339	$13,621	$281,087		$(30,223)	$250,864	$35,593	$259,034	$12,783	$307,410		$(30,200)	$277,210

58        Royal Bank of Canada        Third Quarter 2013

Note 3 Fair value of financial instruments (continued)

	As at
	October 31, 2012							July 31, 2012
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$120	$–	$120	$		$120	$–	$101	$–	$101	$		$101
Securities
Trading
Canadian government debt (2)
Federal	8,158	7,234	–	15,392			15,392	9,548	7,012	–	16,560			16,560
Provincial and municipal	–	8,465	–	8,465			8,465	–	9,121	3	9,124			9,124
U.S. state, municipal and agencies debt (2)	2,287	18,364	99	20,750			20,750	4,625	16,982	52	21,659			21,659
Other OECD government debt (3)	3,781	7,754	375	11,910			11,910	4,934	6,406	–	11,340			11,340
Mortgage-backed securities (2)	–	693	55	748			748	–	477	38	515			515
Asset-backed securities
CDOs (4)	–	–	59	59			59	–	–	88	88			88
Non-CDO securities	–	700	23	723			723	–	793	41	834			834
Corporate debt and other debt	62	21,972	397	22,431			22,431	143	19,318	716	20,177			20,177
Equities	37,924	2,079	302	40,305			40,305	34,303	2,162	288	36,753			36,753

	52,212	67,261	1,310	120,783			120,783	53,553	62,271	1,226	117,050			117,050
Available-for-sale (5)
Canadian government debt (2)
Federal	367	10,914	–	11,281			11,281	387	10,817	–	11,204			11,204
Provincial and municipal	–	1,785	–	1,785			1,785	–	1,760	–	1,760			1,760
U.S. state, municipal and agencies debt (2)	23	3,856	1,906	5,785			5,785	23	3,833	2,270	6,126			6,126
Other OECD government debt (3)	6,081	3,744	–	9,825			9,825	5,795	2,968	–	8,763			8,763
Mortgage-backed securities (2)	–	263	–	263			263	–	275	–	275			275
Asset-backed securities
CDOs	–	–	1,996	1,996			1,996	–	–	2,009	2,009			2,009
Non-CDO securities	–	180	645	825			825	–	189	665	854			854
Corporate debt and other debt	–	5,062	1,446	6,508			6,508	–	6,165	1,632	7,797			7,797
Equities	266	603	948	1,817			1,817	276	602	940	1,818			1,818
Loan substitute securities	192	25	–	217			217	187	25	–	212			212

	6,929	26,432	6,941	40,302			40,302	6,668	26,634	7,516	40,818			40,818
Asset purchased under reverse repurchase agreements and securities borrowed	–	86,918	–	86,918			86,918	–	81,861	–	81,861			81,861
Loans	–	829	403	1,232			1,232	–	763	455	1,218			1,218
Other
Derivatives
Interest rate contracts	5	99,062	842	99,909			99,909	7	103,884	923	104,814			104,814
Foreign exchange contracts	–	19,126	118	19,244			19,244	–	23,870	120	23,990			23,990
Credit derivatives	–	167	125	292			292	–	222	174	396			396
Other contracts	1,699	2,296	448	4,443			4,443	1,853	2,273	435	4,561			4,561
Valuation adjustments determined on a pooled basis	(23)	(321)	(282)	(626)			(626)	(30)	(320)	(299)	(649)			(649)
Total gross derivatives	1,681	120,330	1,251	123,262			123,262	1,830	129,929	1,353	133,112			133,112
Netting adjustments						(31,969)	(31,969)						(29,855)	(29,855)
Total derivatives							91,293							103,257
Other assets	394	297	14	705			705	364	222	13	599			599
	$61,216	$302,187	$9,919	$373,322		$(31,969)	$341,353	$62,415	$301,781	$10,563	$374,759		$(29,855)	$344,904
Financial Liabilities
Deposits
Personal	$–	$327	$6,840	$7,167	$		7,167	$–	$372	$5,959	$6,331	$		6,331
Business and government	–	46,817	2,519	49,336			49,336	–	48,011	2,550	50,561			50,561
Bank	–	2,524	–	2,524			2,524	–	4,278	–	4,278			4,278
Other
Obligations related to securities sold short	27,365	13,383	8	40,756			40,756	29,961	13,601	–	43,562			43,562
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,709	–	58,709			58,709	–	50,209	–	50,209			50,209
Derivatives
Interest rate contracts	2	91,180	1,329	92,511			92,511	–	95,353	1,384	96,737			96,737
Foreign exchange contracts	–	28,016	316	28,332			28,332	–	33,065	325	33,390			33,390
Credit derivatives	–	188	147	335			335	–	209	216	425			425
Other contracts	1,370	4,501	1,500	7,371			7,371	1,718	4,466	1,516	7,700			7,700
Total gross derivatives	1,372	123,885	3,292	128,549			128,549	1,718	133,093	3,441	138,252			138,252
Netting adjustments						(31,788)	(31,788)						(29,433)	(29,433)
Total derivatives							96,761							108,819
Other liabilities	–	29	101	130			130	–	25	126	151			151
Subordinated debentures	–	–	122	122			122	–	–	123	123			123
	$28,737	$245,674	$12,882	$287,293		$(31,788)	$255,505	$31,679	$249,589	$12,199	$293,467		$(29,433)	$264,034

(1)	Transfer between Level 1 and Level 2 is dependant on whether fair value is obtained on the basis of quoted market prices in active markets. For the three months ended July 31, 2013, $324 million of certain government bonds reported in Trading U.S. state, municipal and agencies debt, and $862 million included in Obligations related to securities sold short were transferred from Level 1 to the corresponding Level 2 balances (April 30, 2013 – $472 million and $244 million; January 31, 2013 – $167 million and $95 million). In addition, for the three months ended January 31, 2013, $122 million of certain government bonds reported in Trading Canadian government debt – Federal were transferred from Level 2 to the corresponding Level 1 balances.
(2)	As at July 31, 2013, residential and commercial mortgage-backed securities (MBS) included in Trading securities were $6,015 million and $127 million (April 30, 2013 – $10,052 million and $82 million; October 31, 2012 – $7,761 million and $78 million; July 31, 2012 – $6,794 million and $72 million), respectively, and in available-for-sale (AFS) securities, $3,627 million and $37 million (April 30, 2013 – $3,550 million and $45 million; October 31, 2012 – $3,523 and $42 million; July 31, 2012 – $3,546 million and $48 million), respectively.
(3)	OECD stands for Organisation for Economic Co-operation and Development.
(4)	CDOs stand for Collateralized Debt Obligations.
(5)	Excludes $23 million and $487 million of AFS and held-to-maturity securities (April 30, 2013 – $23 million and $483 million; October 31, 2012 – $18 million and $508 million; July 31, 2012 – $15 million and $507 million), respectively, that are carried at cost.

Royal Bank of Canada        Third Quarter 2013        59

Changes in fair value measurement for instruments categorized in Level 3

The following tables present the changes in fair value measurements for instruments included in Level 3 of the fair value hierarchy. In the tables below, transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation.

	For the three months ended July 31, 2013
(Millions of Canadian dollars)	Fair value May 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2013 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	64	1	1	101	(123)	(2)	(2)	40	–
Other OECD government debt	1	–	–	162	–	–	–	163	–
Mortgage-backed securities	43	2	1	15	(19)	11	(1)	52	2
Asset-backed securities
CDOs	31	2	1	–	(12)	–	(7)	15	2
Non-CDO securities	255	(2)	3	1,375	(1,418)	2	(26)	189	–
Corporate debt and other debt	677	(13)	1	143	(331)	11	(10)	478	(10)
Equities	196	–	4	10	(26)	1	–	185	7

	1,267	(10)	11	1,806	(1,929)	23	(46)	1,122	1
Available-for-sale
U.S. state, municipal and agencies debt	1,784	5	21	–	(135)	9	–	1,684	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,740	1	29	–	(248)	–	(1,430)	92	n.a.
Non-CDO securities	309	(1)	15	–	(66)	–	–	257	n.a.
Corporate debt and other debt	1,639	–	32	272	(274)	–	–	1,669	n.a.
Equities	885	15	44	6	(28)	–	–	922	n.a.

	6,357	20	141	278	(751)	9	(1,430)	4,624	n.a.
Loans – Wholesale	547	–	10	72	(37)	–	–	592	(5)
Other
Derivatives, net of derivative related liabilities (3)	(1,860)	211	(11)	55	18	(6)	29	(1,564)	304
Other assets	12	(1)	–	–	–	–	–	11	–
	$6,323	$220	$151	$2,211	$(2,699)	$26	$(1,447)	$4,785	$300
Liabilities
Deposits
Personal	$(6,936)	$(95)	$(97)	$(2,156)	$1,528	$(64)	$19	$(7,801)	$(39)
Business and government	(3,002)	139	(59)	(638)	94	–	124	(3,342)	32
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(5)	–	–	6	(5)	(3)	1	(6)	–
Other liabilities	(86)	70	(3)	–	–	–	–	(19)	67
Subordinated debentures	(108)	1	(1)	–	–	–	–	(108)	1
	$(10,137)	$115	$(160)	$(2,788)	$1,617	$(67)	$144	$(11,276)	$61

60        Royal Bank of Canada        Third Quarter 2013

Note 3 Fair value of financial instruments (continued)

	For the three months ended April 30, 2013
(Millions of Canadian dollars)	Fair value February 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2013 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	42	1	–	90	(69)	1	(1)	64	–
Other OECD government debt	330	–	–	–	(78)	–	(251)	1	–
Mortgage-backed securities	122	2	–	4	(94)	9	–	43	–
Asset-backed securities
CDOs	41	6	–	–	(16)	–	–	31	6
Non-CDO securities	189	–	1	1,272	(1,255)	67	(19)	255	–
Corporate debt and other debt	417	–	(1)	177	68	55	(39)	677	5
Equities	258	6	2	2	(72)	–	–	196	1
	1,399	15	2	1,545	(1,516)	132	(310)	1,267	12
Available-for-sale
U.S. state, municipal and agencies debt	1,764	–	21	–	(1)	–	–	1,784	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,854	–	22	–	(136)	–	–	1,740	n.a.
Non-CDO securities	317	(1)	4	–	(11)	–	–	309	n.a.
Corporate debt and other debt	1,586	6	22	277	(252)	–	–	1,639	n.a.
Equities	906	13	(3)	–	(31)	–	–	885	n.a.
	6,427	18	66	277	(431)	–	–	6,357	n.a.
Loans – Wholesale	468	3	5	145	(74)	–	–	547	1
Other
Derivatives, net of derivative related liabilities (3)	(1,757)	(232)	22	71	17	(35)	54	(1,860)	(108)
Other assets	12	–	–	–	–	–	–	12	–
	$6,549	$(196)	$95	$2,038	$(2,004)	$97	$(256)	$6,323	$(95)
Liabilities
Deposits
Personal	$(6,974)	$(67)	$8	$(2,053)	$2,085	$–	$65	$(6,936)	$(12)
Business and government	(2,663)	(133)	(2)	(376)	135	–	37	(3,002)	(28)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	(5)	–	(5)	–
Other liabilities	(65)	(21)	–	–	–	–	–	(86)	(19)
Subordinated debentures	(110)	(5)	7	–	–	–	–	(108)	(4)
	$(9,812)	$(226)	$13	$(2,429)	$2,220	$(5)	$102	$(10,137)	$(63)

Royal Bank of Canada        Third Quarter 2013        61

	For the three months ended July 31, 2012
(Millions of Canadian dollars)	Fair value May 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$2	$1	$–	$3	$–
U.S. state, municipal and agencies debt	30	–	–	41	(22)	7	(4)	52	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	40	1	–	19	(22)	–	–	38	–
Asset-backed securities
CDOs	124	2	1	–	(39)	–	–	88	2
Non-CDO securities	23	(2)	–	543	(548)	27	(2)	41	–
Corporate debt and other debt	426	5	(3)	314	(15)	–	(11)	716	1
Equities	312	–	–	2	(26)	–	–	288	1
	955	6	(2)	919	(670)	35	(17)	1,226	4
Available-for-sale
U.S. state, municipal and agencies debt	2,845	2	32	–	(360)	–	(249)	2,270	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	167	(1)	7	–	(17)	–	(156)	–	n.a.
Asset-backed securities
CDOs	2,071	6	24	–	(92)	–	–	2,009	n.a.
Non-CDO securities	659	–	9	–	(3)	–	–	665	n.a.
Corporate debt and other debt	1,483	–	14	199	(64)	–	–	1,632	n.a.
Equities	970	19	62	–	(75)	–	(36)	940	n.a.
	8,195	26	148	199	(611)	–	(441)	7,516	n.a.
Loans – Wholesale	418	–	3	53	(19)	–	–	455	–
Other
Derivatives, net of derivative related liabilities (3)	(1,615)	(266)	(16)	10	(209)	1	7	(2,088)	(247)
Other Assets	–	1	–	–	12	–	–	13	1
	$7,953	$(233)	$133	$1,181	$(1,497)	$36	$(451)	$7,122	$(242)
Liabilities
Deposits
Personal	$(5,136)	$83	$15	$(1,629)	$714	$(6)	$–	$(5,959)	$85
Business and government	(2,721)	(30)	(16)	2	206	–	9	(2,550)	–
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(78)	(48)	–	–	–	–	–	(126)	(48)
Subordinated debentures	(113)	(5)	(5)	–	–	–	–	(123)	(5)
	$(8,048)	$–	$(6)	$(1,627)	$920	$(6)	$9	$(8,758)	$32

62        Royal Bank of Canada        Third Quarter 2013

Note 3 Fair value of financial instruments (continued)

	For the nine months ended July 31, 2013
(Millions of Canadian dollars)	Fair value November 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2013 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	99	3	1	339	(433)	34	(3)	40	–
Other OECD government debt	375	–	–	362	(168)	–	(406)	163	–
Mortgage-backed securities	55	8	1	19	(37)	21	(15)	52	2
Asset-backed securities
CDOs	59	10	1	–	(48)	–	(7)	15	9
Non-CDO securities	23	(2)	4	3,835	(3,682)	70	(59)	189	(1)
Corporate debt and other debt	397	4	(4)	526	(456)	74	(63)	478	5
Equities	302	11	6	41	(178)	3	–	185	15

	1,310	34	9	5,122	(5,002)	202	(553)	1,122	30
Available-for-sale
U.S. state, municipal and agencies debt	1,906	5	43	–	(279)	9	–	1,684	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,996	2	58	–	(534)	–	(1,430)	92	n.a.
Non-CDO securities	645	(3)	28	–	(413)	–	–	257	n.a.
Corporate debt and other debt	1,446	3	43	1,063	(906)	20	–	1,669	n.a.
Equities	948	63	2	10	(101)	–	–	922	n.a.

	6,941	70	174	1,073	(2,233)	29	(1,430)	4,624	n.a.
Loans – Wholesale	403	3	14	288	(116)	–	–	592	(9)
Other
Derivatives, net of derivative related liabilities (3)	(2,041)	88	(4)	214	50	(49)	178	(1,564)	284
Other assets	14	(3)	–	–	–	–	–	11	1
	$6,627	$192	$193	$6,697	$(7,301)	$182	$(1,805)	$4,785	$306
Liabilities
Deposits
Personal	$(6,840)	$(444)	$34	$(5,773)	$5,196	$(64)	$90	$(7,801)	$(160)
Business and government	(2,519)	40	(46)	(1,372)	382	–	173	(3,342)	(126)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(8)	10	–	(66)	61	(8)	5	(6)	–
Other liabilities	(101)	82	(3)	–	3	–	–	(19)	82
Subordinated debentures	(122)	(7)	21	–	–	–	–	(108)	(7)
	$(9,590)	$(319)	$6	$(7,211)	$5,642	$(72)	$268	$(11,276)	$(211)

Royal Bank of Canada        Third Quarter 2013        63

	For the nine months ended July 31, 2012
(Millions of Canadian dollars)	Fair value November 1, 2011	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$4	$–	$–	$1	$(3)	$1	$–	$3	$–
U.S. state, municipal and agencies debt	86	(6)	–	98	(103)	23	(46)	52	–
Other OECD government debt	47	–	–	–	–	–	(47)	–	–
Mortgage-backed securities	45	(1)	(1)	19	(24)	–	–	38	(1)
Asset-backed securities
CDOs	371	3	1	–	(287)	–	–	88	1
Non-CDO securities	138	(2)	–	1,678	(1,807)	46	(12)	41	–
Corporate debt and other debt	720	39	(5)	679	(729)	70	(58)	716	16
Equities	352	(29)	(1)	24	(69)	20	(9)	288	7

	1,763	4	(6)	2,499	(3,022)	160	(172)	1,226	23
Available-for-sale
U.S. state, municipal and agencies debt	2,691	2	20	418	(505)	–	(356)	2,270	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	184	(1)	11	–	(38)	–	(156)	–	n.a.
Asset-backed securities						–		–
CDOs	1,932	6	36	–	35	–	–	2,009	n.a.
Non-CDO securities	673	(5)	4	–	(7)	–	–	665	n.a.
Corporate debt and other debt	1,478	–	(4)	501	(343)	–	–	1,632	n.a.
Equities	863	10	45	85	(86)	69	(46)	940	n.a.
	7,821	12	112	1,004	(944)	69	(558)	7,516	n.a.
Loans – Wholesale	563	(35)	(1)	271	(343)	–	–	455	1
Other
Derivatives, net of derivative related liabilities (3)	(1,936)	(254)	(11)	(24)	88	(1)	50	(2,088)	(431)
Other assets	–	1	–	–	12	–	–	13	10
	$8,211	$(272)	$94	$3,750	$(4,209)	$228	$(680)	$7,122	$(397)
Liabilities
Deposits
Personal	$(3,615)	$(74)	$73	$(4,426)	$2,034	$(6)	$55	$(5,959)	$36
Business and government	(3,435)	(66)	17	(685)	861	(324)	1,082	(2,550)	(31)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(68)	(60)	1	–	1	–	–	(126)	(58)
Subordinated debentures	(111)	(11)	(1)	–	–	–	–	(123)	(10)
	$(7,229)	$(211)	$90	$(5,111)	$2,896	$(330)	$1,137	$(8,758)	$(63)

(1)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on AFS securities were $17 million for the three months ended July 31, 2013 (April 30, 2013 – gains of $6 million; July 31, 2012 – gains of $36 million) and $nil for the nine months ended July 31, 2013 (July 31, 2012 – gains of $68 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at July 31, 2013 included derivative assets of $781 million (April 30, 2013 – $786 million; October 31, 2012 – $1,251 million; July 31, 2012 – $1,353 million) and derivative liabilities of $2,345 million (April 30, 2013 – $2,646 million; October 31, 2012 – $3,292 million; July 31, 2012 – $3,441 million).

Significant transfers for the three months ended July 31, 2013 included $1,437 million of Collateralized Loan Obligations (CLOs) transferred out of Level 3, as a result of increased price transparency evidenced by trade data, dealer data or multiple vendor quotes.

Significant transfers for the three months ended April 30, 2013 included $67 million of Non-CDO Asset-backed securities and $55 million of Corporate debt and other debt transferred into Level 3, for which pricing inputs are no longer observable. Significant transfers during the quarter also included $251 million of Other OECD government debt transferred out of Level 3, as there was an increase in pricing transparency due to more issuances in the market.

Significant transfers for the three months ended January 31, 2013 included $155 million in Other OECD government debt transferred out of Level 3 due to increased market activity. Certain derivative assets and derivative liabilities were also transferred out of Level 3, with a majority of the transfers related to derivatives for which pricing became observable as maturity dates became shorter due to the passage of time.

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

64        Royal Bank of Canada        Third Quarter 2013

Note 3 Fair value of financial instruments (continued)

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we have considered offsetting balances in instances when: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

	As at
	July 31, 2013			April 30, 2013
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$40	$–	$–	$64	$–	$–
Other OECD government debt	163	–	–	1	–	–
Mortgage-backed securities	52	1	(1)	43	–	–
Asset-backed securities	204	3	(2)	286	3	(4)
Corporate debt and other debt	478	49	(37)	677	54	(40)
Equities	185	–	–	196	1	(1)
Available-for-sale
U.S. state, municipal and agencies debt	1,684	29	(53)	1,784	26	(50)
Mortgage-backed securities	–	–	–	–	–	–
Asset-backed securities	349	14	(19)	2,049	26	(32)
Corporate debt and other debt	1,669	9	(9)	1,639	8	(8)
Equities	922	19	(15)	885	21	(13)
Loans	592	4	(4)	547	4	(5)
Derivatives	781	80	(82)	786	80	(80)
Other assets	11	–	–	12	–	–
Total	$7,130	$208	$(222)	$8,969	$223	$(233)
Deposits	(11,143)	138	(138)	(9,938)	98	(98)
Derivatives	(2,345)	60	(84)	(2,646)	63	(73)
Other, securities sold short, other liabilities and subordinated debentures	(133)	2	(2)	(199)	2	(2)
Total	$(13,621)	$200	$(224)	$(12,783)	$163	$(173)

	As at
	October 31, 2012			July 31, 2012
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$99	$–	$–	$52	$–	$–
Other OECD government debt	375	–	–	–	–	–
Mortgage-backed securities	55	1	(1)	38	–	–
Asset-backed securities	82	3	(3)	129	5	(5)
Corporate debt and other debt	397	40	(32)	716	38	(31)
Equities	302	2	(2)	288	2	(2)
Available-for-sale
U.S. state, municipal and agencies debt	1,906	25	(48)	2,270	28	(57)
Mortgage-backed securities	–	–	–	–	–	–
Asset-backed securities	2,641	29	(37)	2,674	35	(45)
Corporate debt and other debt	1,446	13	(12)	1,632	17	(15)
Equities	948	20	(24)	940	45	(42)
Loans	403	3	(3)	455	5	(5)
Derivatives	1,251	106	(117)	1,353	98	(115)
Other assets	14	1	(1)	13	–	–
Total	$9,919	$243	$(280)	$10,560	$273	$(317)
Deposits	(9,359)	84	(84)	(8,509)	86	(82)
Derivatives	(3,292)	41	(60)	(3,441)	75	(101)
Other, securities sold short, other liabilities and subordinated debentures	(231)	8	(8)	(249)	4	(4)
Total	$(12,882)	$133	$(152)	$(12,199)	$165	$(187)

Royal Bank of Canada        Third Quarter 2013        65

Sensitivity results

As at July 31, 2013, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $208 million and a reduction of $222 million in fair value, of which $71 million and $96 million would be recorded in Other components of equity. During the quarter, except for the transfer-out from Level 3 assets and increased issuance of deposit notes, the positive and negative fair value movements for our Level 3 assets and liabilities did not change significantly as a result of any change to an individual reasonably possible alternative assumption.

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

Level 3 financial instruments primarily include asset-backed securities (ABS) including CDOs, auction-rate securities (ARS), municipal bonds, U.S. Non-agency MBS, Other OECD government debt, non-OECD government and corporate debt with long-dated maturities and significant unobservable spreads, hedge fund investments with certain redemption restrictions, certain structured debt securities, private equities, derivatives referenced to the performance of certain CDOs, commodity derivatives, interest rate swaps and non-vanilla options, bank-owned life insurance (BOLI), equity-linked and interest-rate-linked structured notes, and deposit notes with long-dated maturities and significant unobservable spreads.

The following is a summary of the unobservable inputs of the Level 3 instruments and our approach to develop reasonably possible alternative assumptions used to determine sensitivity.

The fair value of subprime, Alt-A and prime MBS, CDOs, corporate bonds and loans, floating-rate notes, non-OECD countries’ government debt and municipal bonds are determined using prices from pricing services and/or brokers. These securities are classified as Level 3 due to a lack of market observable pricing. The positive and negative sensitivities are determined based on plus or minus one standard deviation of the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

The fair value of certain municipal and student loan ARS is determined by the discounted cash flow valuation technique. Cash flows of the underlying ARS assets are forecasted based on unobservable parameters such as defaults, prepayments and delinquencies, and are discounted using a market observable interest rate and an unobservable discount margin. In calculating the sensitivity of these ARS, we decreased the discount margin between .2% and 1.2% and increased the discount margin between .5% and 2.0%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market.

Trading Equities primarily consist of hedge fund units with certain redemption restrictions. The NAVs of the funds and the corresponding equity derivatives in the Derivatives (Liability) referenced to NAVs are not considered observable because we cannot redeem these hedge funds at NAV. The NAVs of the AFS private equities are also unobservable due to the few recent market transactions to support their values. We have not applied another reasonably possible alternative assumption to these private equity positions as the NAVs are provided by the fund managers. This approach also applies to our hedge fund and related equity derivatives.

Derivative assets and liabilities mainly consist of CDO-referenced derivatives, commodity derivatives, interest-rate swaps and non-vanilla options, hedge fund swaps and BOLI. The derivative values are adjusted for derivative credit valuation adjustments. Inputs for CDOs are based on credit default correlation. Commodity derivatives inputs are contract prices and prices for certain long-term contracts in which prices are not observable. For our commodity derivatives sensitivity, we apply one standard deviation to the commodity prices. Interest rate swaps and non-vanilla options are classified as Level 3 if the interest rates are unobservable for longer terms or contain unique features, respectively. The unobservable inputs for interest rate swaps, cross currency swaps and non-vanilla options include interest rates and/or volatility, and the sensitivity is derived using plus or minus one standard deviation of these inputs and an amount based on model and parameter uncertainty, where applicable. For BOLI, the unobservable inputs include default rates, prepayment rates, probability of surrender, and loss severity rates. For sensitivity, the range of values is determined by adjusting a combination of one or more of the following; default rates, prepayment rates, probability of surrender, and loss severity rates by up to 20%. For derivative credit valuation adjustments, the unobservable inputs include counterparty and our credit spreads and credit correlation. The sensitivity for the derivative credit valuation adjustment is calculated using a combination of increasing the relative credit spread by 10%, and an amount for model uncertainty.

Equity-linked and interest-rate-linked structured notes, as well as promissory notes with significant unobservable spreads and limited market activities are included in Deposits. For equity-linked and interest-rate-linked structured notes, model inputs include equity and foreign exchange volatilities, dividend rates, interest rate parameters, correlation and funding curve. The sensitivities for equity-linked and interest-rate-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other Deposits, by shifting the funding curve by plus or minus certain basis points.

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1), (2)

	As at
	July 31, 2013				April 30, 2013
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$9,708	$335	$(2)	$10,041	$10,597	$534	$–	$11,131
Provincial and municipal	641	3	(3)	641	1,072	7	–	1,079
U.S. state, municipal and agencies debt (3)	5,798	7	(160)	5,645	5,810	15	(146)	5,679
Other OECD government debt	10,331	17	(4)	10,344	8,480	33	(15)	8,498
Mortgage-backed securities	197	11	(1)	207	210	14	–	224
Asset-backed securities
CDOs	1,458	68	(4)	1,522	1,674	70	(4)	1,740
Non-CDO securities	580	9	(94)	495	592	9	(104)	497
Corporate debt and other debt	6,049	40	(31)	6,058	5,877	46	(26)	5,897
Equities	1,481	264	(13)	1,732	1,439	234	(13)	1,660
Loan substitute securities	125	9	(1)	133	125	13	–	138
	$36,368	$763	$(313)	$36,818	$35,876	$975	$(308)	$36,543

66        Royal Bank of Canada        Third Quarter 2013

Note 4 Securities (continued)

	As at
	October 31, 2012				July 31, 2012
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$10,927	$513	$–	$11,440	$10,829	$539	$(5)	$11,363
Provincial and municipal	1,774	11	–	1,785	1,747	13	–	1,760
U.S. state, municipal and agencies debt (3)	5,929	13	(157)	5,785	6,273	15	(162)	6,126
Other OECD government debt	9,856	25	(6)	9,875	8,795	23	(7)	8,811
Mortgage-backed securities	253	13	(3)	263	285	7	(17)	275
Asset-backed securities
CDOs	1,943	61	(8)	1,996	1,994	27	(12)	2,009
Non-CDO securities	932	12	(119)	825	976	8	(130)	854
Corporate debt and other debt	6,806	49	(48)	6,807	8,116	47	(66)	8,097
Equities	1,584	269	(18)	1,835	1,580	268	(15)	1,833
Loan substitute securities	209	8	–	217	211	1	–	212
	$40,213	$974	$(359)	$40,828	$40,806	$948	$(414)	$41,340

(1)	Includes $487 million held-to-maturity securities as at July 31, 2013 (April 30, 2013 – $483 million; October 31, 2012 – $508 million; July 31, 2012 – $507 million).
(2)	The majority of the MBS are residential. Cost/Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $36 million, $1 million, a nominal amount, and $37 million, respectively as at July 31, 2013 (April 30, 2013 – $43 million, $2 million, $nil, and $45 million; July 31, 2012 – $46 million, $2 million, $nil, and $48 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, and MBS and ABS issued by U.S. government agencies.

Net gain and loss on available-for-sale securities (1)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Realized gains	$37	$51	$59	$171	$143
Realized losses	(6)	(3)	(3)	(13)	(70)
Impairment losses	(4)	(4)	(14)	(21)	(33)
Net gain (loss) on available-for-sale securities	$27	$44	$42	$137	$40

(1)	The following related to our insurance operations are excluded from Net gain (loss) on AFS securities and included in Insurance premiums, investment and fee income on the Consolidated Statement of Income: Realized gains for the three months ended July 31, 2013 was $1 million (April 30, 2013 – $nil; July 31, 2012 – $nil); Realized gains for the nine months ended July 31, 2013 was $1 million (July 31, 2012 – $7 million). There were no realized losses or impairment losses related to our insurance operations for the three or nine months ended July 31, 2013 and July 31, 2012.

AFS securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered.

The total cost/amortized cost of the AFS portfolio, as at July 31, 2013, increased by $0.5 billion or 1% compared to April 30, 2013, largely due to net purchases of Other OECD government debt, partially offset by net maturities of Canadian government debt. Compared to October 31, 2012, the total cost/amortized cost decreased by $3.8 billion or 10% primarily due to net maturities of Canadian government debt and Corporate debt and other debt, as well as the restructuring and redemption of certain Asset-backed securities.

Gross unrealized gains of $763 million as of July 31, 2013 decreased by $212 million or 22% compared to April 30, 2013, and $211 million or 22% compared to October 31, 2012. The decrease mainly reflects fair value declines due to increasing interest rates on certain Canadian government debt.

Gross unrealized losses of $313 million as of July 31, 2013 remained consistent compared to April 30, 2013, reflecting a marginal increase of $5 million. Compared to October 31, 2012, gross unrealized losses decreased by $46 million or 13% mainly due to fair value improvements on Asset-backed securities and Corporate debt and other debt from tightening of credit spreads.

Management believes that there is no objective evidence of impairment on the above-mentioned securities that are in an unrealized loss position as at July 31, 2013.

Held-to-maturity securities

Held-to-maturity securities stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management believes that there is no objective evidence of impairment on our held-to-maturity investments as at July 31, 2013.

Net gain (loss) on available-for-sale securities

For the three months ended July 31, 2013, $27 million of net gain on AFS securities were recognized in Non-interest income as compared to $44 million in the prior quarter and $42 million in the prior year. The current period reflects net realized gains of $31 million mainly comprised of gains on distributions and sales of certain Equities. Partially offsetting the net realized gains are $4 million of impairment losses primarily on certain Equities.

For the nine months ended July 31, 2013, $137 million of net gain on AFS securities were recognized in Non-interest income as compared to $40 million of net gains in the prior year. The current period largely reflects net realized gains of $158 million mainly comprised of gains on sales and distributions of certain Equities and the sales and redemption of certain Asset-backed securities. Partially offsetting the net realized gains are $21 million of impairment losses primarily on certain Equities.

Royal Bank of Canada        Third Quarter 2013        67

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended July 31, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$125	$6	$(2)	$1	$(7)	$20	$143
Personal	540	97	(122)	27	(5)	(1)	536
Credit cards	393	89	(120)	31	–	(8)	385
Small business	73	7	(10)	2	–	–	72

	1,131	199	(254)	61	(12)	11	1,136
Wholesale
Business (1)	833	68	(128)	27	(10)	(7)	783
Bank (2)	2	–	–	–	–	–	2

	835	68	(128)	27	(10)	(7)	785
Total allowance for loan losses	1,966	267	(382)	88	(22)	4	1,921
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,057	$267	$(382)	$88	$(22)	$4	$2,012
Individually assessed	$268	$35	$(99)	$22	$(7)	$(3)	$216
Collectively assessed	1,789	232	(283)	66	(15)	7	1,796
Total allowance for credit losses	$2,057	$267	$(382)	$88	$(22)	$4	$2,012

	For the three months ended April 30, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$125	$10	$(6)	$1	$(7)	$2	$125
Personal	538	95	(120)	22	(4)	9	540
Credit cards	402	93	(120)	27	–	(9)	393
Small business	73	8	(10)	3	(1)	–	73

	1,138	206	(256)	53	(12)	2	1,131
Wholesale
Business (1)	814	82	(65)	9	(10)	3	833
Bank (2)	2	–	–	–	–	–	2

	816	82	(65)	9	(10)	3	835
Total allowance for loan losses	1,954	288	(321)	62	(22)	5	1,966
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,045	$288	$(321)	$62	$(22)	$5	$2,057
Individually assessed	$257	$56	$(40)	$–	$(8)	$3	$268
Collectively assessed	1,788	232	(281)	62	(14)	2	1,789
Total allowance for credit losses	$2,045	$288	$(321)	$62	$(22)	$5	$2,057

	For the three months ended July 31, 2012
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$135	$19	$(11)	$–	$(8)	$5	$140
Personal	543	109	(127)	21	(6)	1	541
Credit cards	415	105	(123)	26	–	(1)	422
Small business	74	9	(11)	2	–	(1)	73

	1,167	242	(272)	49	(14)	4	1,176
Wholesale
Business (1)	819	82	(145)	10	(6)	(1)	759
Bank (2)	33	–	(32)	–	–	1	2

	852	82	(177)	10	(6)	–	761
Total allowance for loan losses	2,019	324	(449)	59	(20)	4	1,937
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,110	$324	$(449)	$59	$(20)	$4	$2,028
Individually assessed	$313	$56	$(136)	$3	$1	$(5)	$232
Collectively assessed	1,797	268	(313)	56	(21)	9	1,796
Total allowance for credit losses	$2,110	$324	$(449)	$59	$(20)	$4	$2,028

68        Royal Bank of Canada        Third Quarter 2013

Note 5 Allowance for credit losses and impaired loans (continued)

	For the nine months ended July 31, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$124	$26	$(13)	$2	$(19)	$23	$143
Personal	543	297	(366)	71	(12)	3	536
Credit cards	403	271	(354)	83	–	(18)	385
Small business	72	23	(28)	7	(1)	(1)	72

	1,142	617	(761)	163	(32)	7	1,136
Wholesale
Business (1)	853	287	(364)	43	(33)	(3)	783
Bank (2)	2	–	–	–	–	–	2

	855	287	(364)	43	(33)	(3)	785
Total allowance for loan losses	1,997	904	(1,125)	206	(65)	4	1,921
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,088	$904	$(1,125)	$206	$(65)	$4	$2,012
Individually assessed	$298	$213	$(296)	$26	$(22)	$(3)	$216
Collectively assessed	1,790	691	(829)	180	(43)	7	1,796
Total allowance for credit losses	$2,088	$904	$(1,125)	$206	$(65)	$4	$2,012

	For the nine months ended July 31, 2012
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$112	$44	$(20)	$1	$(26)	$29	$140
Personal	557	334	(377)	62	(17)	(18)	541
Credit cards	415	313	(381)	76	–	(1)	422
Small business	75	32	(37)	6	(1)	(2)	73

	1,159	723	(815)	145	(44)	8	1,176
Wholesale
Business (1)	775	216	(226)	31	(30)	(7)	759
Bank (2)	33	–	(32)	–	–	1	2

	808	216	(258)	31	(30)	(6)	761
Total allowance for loan losses	1,967	939	(1,073)	176	(74)	2	1,937
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,058	$939	$(1,073)	$176	$(74)	$2	$2,028
Individually assessed	$252	$151	$(172)	$16	$(11)	$(4)	$232
Collectively assessed	1,806	788	(901)	160	(63)	6	1,796
Total allowance for credit losses	$2,058	$939	$(1,073)	$176	$(74)	$2	$2,028

(1)	Includes $5 million of allowance for credit losses related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs as at July 31, 2013 (April 30, 2013 – $4 million; October 31, 2012 – $5 million; July 31, 2012 – $4 million)
(2)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(3)	The allowance for off-balance sheet and other items is reported separately in Other liabilities.

Loans past due but not impaired

	As at
	July 31, 2013				April 30, 2013
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,024	$1,211	$299	$4,534	$2,677	$1,331	$353	$4,361
Wholesale	423	277	17	717	490	304	17	811
Total	$3,447	$1,488	$316	$5,251	$3,167	$1,635	$370	$5,172

	As at
	October 31, 2012				July 31, 2012
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$2,954	$1,350	$393	$4,697	$2,990	$1,239	$385	$4,614
Wholesale	416	221	–	637	446	199	–	645
Total	$3,370	$1,571	$393	$5,334	$3,436	$1,438	$385	$5,259

Royal Bank of Canada        Third Quarter 2013        69

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	July 31 2013	April 30 2013	October 31 2012	July 31 2012
Wholesale
Business (2)	$810	$865	$981	$821
Bank (3)	3	3	2	2
Total	$813	$868	$983	$823

(1)	Average balance of gross individually assessed impaired loans for the three months ended July 31, 2013 was $841 million (April 30, 2013 – $875 million; July 31, 2012 – $914 million). For the nine months ended July 31, 2013, average balance of gross individually assessed impaired loans was $887 million (July 31, 2012 – $918 million)
(2)	As at July 31, 2013, includes gross and net balances of individually assessed impaired loans of $40 million (April 30, 2013 – $42 million; October 31, 2012 – $50 million; July 31, 2012 – $51 million) and $35 million (April 30, 2013 – $38 million; October 31, 2012 – $45 million; July 31, 2012 – $47 million), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 6 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	As at
	July 31, 2013				April 30, 2013
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$713	$1,250	$131	$75,752	$767	$1,622	$173	$91,131
Liabilities
Derivative instruments	432	474	27	79,445	690	292	92	96,591
Non-derivative instruments	–	–	17,238	–	–	–	16,959	–

	As at
	October 31, 2012				July 31, 2012
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$837	$1,894	$5	$88,557	$952	$1,926	$192	$100,187
Liabilities
Derivative instruments	680	284	144	95,653	767	337	26	107,689
Non-derivative instruments	–	–	16,777	–	–	–	16,835	–

70        Royal Bank of Canada        Third Quarter 2013

Note 6 Derivative financial instruments and hedging activities (continued)

Results of hedge activities recorded in Net income and Other comprehensive income

	For the three months ended
	July 31, 2013					April 30, 2013					July 31, 2012
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
(Losses) gains on hedging instruments	$(617)	$	n.a.	$	n.a.	$185	$	n.a.	$	n.a.	$231	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	580		n.a.		n.a.	(201)		n.a.		n.a.	(247)		n.a.		n.a.
Ineffective portion	(37)		n.a.		n.a.	(16)		n.a.		n.a.	(16)		n.a.		n.a.
Cash flow hedges
Ineffective portion	17		n.a.		n.a.	(17)		n.a.		n.a.	–		n.a.		n.a.
Effective portion	n.a.		n.a.		178	n.a.		n.a.		(73)	n.a.		n.a.		49
Reclassified to income during the period	n.a.		11		n.a.	n.a.		11		n.a.	n.a.		(12)		n.a.
Net investment hedges
Ineffective portion	1		n.a.		n.a.	–		n.a.			–		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		554	n.a.		n.a.		170	n.a.		n.a.		244
(Losses) gains from hedges	n.a.		n.a.		(358)	n.a.		n.a.		(95)	n.a.		n.a.		(124)
	$(19)		$11		$374	$(33)		$11		$2	$(16)		$(12)		$169

	For the nine months ended
	July 31, 2013					July 31, 2012
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
(Losses) gains on hedging instruments	$(720)	$	n.a.	$	n.a.	$12	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	655		n.a.		n.a.	(76)		n.a.		n.a.
Ineffective portion	(65)		n.a.		n.a.	(64)		n.a.		n.a.
Cash flow hedges
Ineffective portion	1		n.a.		n.a.	(4)		n.a.		n.a.
Effective portion	n.a.		n.a.		129	n.a.		n.a.		52
Reclassified to income during the period	n.a.		39		n.a.	n.a.		(50)		n.a.
Net investment hedges
Ineffective portion	1		n.a.		n.a.	–		n.a.		n.a.
Foreign currency Gains (losses)	n.a.		n.a.		673	n.a.		n.a.		(31)
(Losses) gains from hedges	n.a.		n.a.		(416)	n.a.		n.a.		89
	$(63)		$39		$386	$(68)		$(50)		$110

n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	July 31, 2013				April 30, 2013
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$16,221	$28,452	$33,173	$77,846	$15,152	$31,444	$47,097	$93,693
Derivative liabilities	16,693	31,770	31,915	80,378	16,267	35,952	45,446	97,665

	As at
	October 31, 2012				July 31, 2012
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$12,958	$29,957	$48,378	$91,293	$17,300	$32,247	$53,710	$103,257
Derivative liabilities	14,429	35,362	46,970	96,761	18,801	38,335	51,683	108,819

Note 7 Significant acquisitions

Canadian auto finance and deposit business of Ally Financial Inc.

On February 1, 2013, we completed the acquisition of the Canadian auto finance and deposit business of Ally Financial Inc. (Ally Canada) for cash consideration of $3.7 billion. Ally Canada’s operations represent a developed and scalable auto finance business.

Our preliminary purchase price allocation assigns $12.2 billion to assets, including $115 million of customer relationship intangible assets, and $9.1 billion to liabilities on the acquisition date. Goodwill of $598 million reflects the expected synergies from

Royal Bank of Canada        Third Quarter 2013        71

the combined operations which will allow us to grow our existing automotive financing business and effectively service the banking needs of automotive dealerships. Goodwill is not expected to be deductible for tax purposes. The following table presents the preliminary estimate of the fair value of the assets acquired and liabilities assumed as at the date of the acquisition.

(Millions of Canadian dollars, except percentage)
Percentage of shares acquired	100%
Purchase consideration	$3,717
Fair value of identifiable assets acquired
Cash and deposits with banks	$1,136
Securities	417
Loans (1) (2)	10,293
Other assets (3)	345
Fair value of liabilities assumed
Deposits (4)	(9,033)
Other liabilities	(39)
Fair value of identifiable net assets acquired	$3,119
Goodwill	598
Total purchase consideration	$3,717

(1)	The estimated fair value for loans reflects the expected credit losses at the acquisition date. Gross contractual receivables amount to $10,538 million.
(2)	Subsequent to the acquisition, we sold loans with a carrying amount of $197 million resulting in a loss of $1 million.
(3)	Other assets include $115 million of customer lists and relationships which are amortized on a straight-line basis over an estimated useful life of 10 years.
(4)	Deposits include $5.1 billion related to consolidated securitization vehicles, of which $3.4 billion have been redeemed following the acquisition.

Since the acquisition date, Ally Canada increased our consolidated revenue and net income by $150 million and $39 million, respectively. Had the business combination been effective on November 1, 2012, the additional three months of ownership of Ally Canada would have added consolidated revenue and net income of approximately $70 million and $18 million, respectively, to our results for the nine months ended July 31, 2013.

All results of operations are included in our Personal & Commercial Banking segment and goodwill is allocated to our Canadian Banking cash-generating unit (CGU).

Investor & Treasury Services

On July 27, 2012, we completed the acquisition of the 50% interest that we did not already own in RBC Dexia Investor Services Limited (RBC Dexia). Refer to Note 12 of our 2012 Annual Consolidated Financial Statements for the details of the transaction, including the preliminary purchase price allocation. During the second quarter, we revised our preliminary purchase price allocation. Consequently, we decreased the fair value of the software intangibles by $118 million, partially offset by an increase to deferred tax and other assets of $22 million. The changes result in the recognition of goodwill of $96 million which reflects the strategic value in owning 100% of RBC Dexia and its complementary businesses. Goodwill is not expected to be deductible for tax purposes.

All results of operations are included in our Investor & Treasury Services segment and goodwill is allocated to our Investor & Treasury Services CGU. Adjustments have been applied on a prospective basis.

Note 8 Deposits

The following table details our deposit liabilities:

	As at
	July 31, 2013				April 30, 2013
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$109,039	$15,315	$66,465	$190,819	$106,952	$15,309	$65,320	$187,581
Business and government	141,942	1,676	196,921	340,539	136,913	1,447	190,248	328,608
Bank	6,014	9	8,832	14,855	5,590	7	9,461	15,058
	$256,995	$17,000	$272,218	$546,213	$249,455	$16,763	$265,029	$531,247
Non-interest-bearing (4)
Canada	$58,538	$3,105	$–	$61,643	$57,699	$3,114	$–	$60,813
United States	1,448	9	–	1,457	1,485	8	–	1,493
Europe (5)	4,264	1	–	4,265	3,334	1	–	3,335
Other International	4,290	579	–	4,869	3,846	541	–	4,387
Interest-bearing (4)
Canada	154,379	9,436	219,703	383,518	149,969	9,388	213,901	373,258
United States	3,127	573	38,828	42,528	3,131	572	38,136	41,839
Europe (5)	27,941	42	7,138	35,121	26,623	42	6,346	33,011
Other International	3,008	3,255	6,549	12,812	3,368	3,097	6,646	13,111
	$256,995	$17,000	$272,218	$546,213	$249,455	$16,763	$265,029	$531,247

72        Royal Bank of Canada        Third Quarter 2013

Note 8 Deposits (continued)

	As at
	October 31, 2012				July 31, 2012
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$104,079	$13,893	$61,530	$179,502	$101,758	$13,497	$61,443	$176,698
Business and government	128,943	1,393	182,546	312,882	126,459	1,335	180,467	308,261
Bank	4,621	18	11,196	15,835	4,305	7	13,533	17,845
	$237,643	$15,304	$255,272	$508,219	$232,522	$14,839	$255,443	$502,804
Non-interest-bearing (4)
Canada	$55,133	$2,836	$–	$57,969	$54,670	$2,673	$–	$57,343
United States	1,188	6	–	1,194	1,198	4	–	1,202
Europe (5)	3,935	1	–	3,936	3,021	1	–	3,022
Other International	3,332	439	–	3,771	3,311	351	–	3,662
Interest-bearing (4)
Canada	138,276	8,270	204,507	351,053	134,958	8,041	201,786	344,785
United States	3,410	584	33,303	37,297	3,630	588	34,746	38,964
Europe (5)	29,143	50	10,072	39,265	27,944	43	10,853	38,840
Other International	3,226	3,118	7,390	13,734	3,790	3,138	8,058	14,986
	$237,643	$15,304	$255,272	$508,219	$232,522	$14,839	$255,443	$502,804

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at July 31, 2013, the balance of term deposits also include senior deposit notes we have issued to provide long-term funding of $125 billion (April 30, 2013 – $116 billion; October 31, 2012 – $114 billion; July 31, 2012 – $106 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized.
(5)	Europe includes the United Kingdom, Switzerland and the Channel Islands.

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	July 31 2013	April 30 2013	October 31 2012	July 31 2012
Within 1 year:
less than 3 months	$60,469	$56,743	$55,274	$56,086
3 to 6 months	16,582	27,918	22,493	22,937
6 to 12 months	47,328	44,221	43,286	39,167
1 to 2 years	53,870	49,830	49,920	50,071
2 to 3 years	30,810	26,700	24,011	24,717
3 to 4 years	16,924	21,684	21,134	28,238
4 to 5 years	23,739	17,151	18,568	14,652
Over 5 years	22,496	20,782	20,586	19,575
	$272,218	$265,029	$255,272	$255,443
Aggregate amount of term deposits in denominations of $100,000 or more	$239,000	$231,000	$223,000	$223,000

Note 9 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table.

Pension and other post-employment benefit expense
	For the three months ended
	Pension plans			Other post-employment plans
(Millions of Canadian dollars)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	April 30 2013	July 31 2012
Service cost	$73	$73	$57	$11	$11	$8
Interest cost	103	103	103	18	18	19
Expected return on plan assets	(135)	(135)	(121)	–	–	–
Amortization of net actuarial loss (gain)	12	12	–	1	1	1
Plan curtailment	–	–	–	–	–	–
Defined benefit pension expense	53	53	39	30	30	28
Defined contribution pension expense	29	26	15	–	–	–
	$82	$79	$54	$30	$30	$28

Royal Bank of Canada        Third Quarter 2013        73

	For the nine months ended
	Pension plans		Other post-employment plans
(Millions of Canadian dollars)	July 31 2013	July 31 2012	July 31 2013	July 31 2012
Service cost	$219	$167	$31	$20
Interest cost	309	310	54	57
Expected return on plan assets	(405)	(364)	–	–
Amortization of net actuarial loss (gain)	36	–	3	1
Plan curtailment	–	–	–	(5)
Defined benefit pension expense	159	113	88	73
Defined contribution pension expense	90	66	–	–
	$249	$179	$88	$73

Note 10 Significant capital and funding transactions

On July 2, 2013, we redeemed all 8.5 million of issued and outstanding Non-Cumulative First Preferred Shares Series AH, for cash at a redemption price of $26.00 per share plus declared dividends. This is comprised of the $25.00 per share original issue price plus a $1.00 per share redemption premium.

On June 6, 2013, we redeemed all $1 billion outstanding 5% subordinated debentures due on June 6, 2018 for 100% of their principal amount plus accrued interest to the redemption date.

On March 13, 2013, we redeemed all $1 billion outstanding 4.84% subordinated debentures due March 11, 2018 for 100% of their principal amount plus accrued interest to the redemption date.

On December 6, 2012, we issued $2 billion of subordinated debentures. The notes bear interest at a fixed rate of 2.99% per annum until December 6, 2019 and at the three-month Banker’s acceptance rate plus 1.10% thereafter until their maturity on December 6, 2024.

On November 1, 2012, we issued TT$300 million ($47 million) subordinated debentures in Trinidad and Tobago. The notes bear interest at a fixed rate of 4.75% per annum until their maturity on November 1, 2027.

The following table shows changes in our common shares:

	For the three months ended
	July 31, 2013		April 30, 2013		July 31, 2012
(Millions of Canadian dollars, except number of shares)	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount
Dividend reinvestment plan (1)	–	$–	–	$–	1,270	$66
Stock options exercised (2)	492	25	194	8	188	7
Purchased for cancellation (3)	(4,686)	(46)	(2,089)	(21)	–	–
	(4,194)	$(21)	(1,895)	$(13)	1,458	$73

	For the nine months ended
	July 31, 2013		July 31, 2012
(Millions of Canadian dollars, except number of shares)	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount
Dividend reinvestment plan (1)	–	$–	3,752	$187
Stock options exercised (2)	1,650	77	2,172	82
Purchased for cancellation (3)	(6,775)	(67)	–	–
	(5,125)	$10	5,924	$269

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended July 31, 2013, April 30, 2013, and January 31, 2013, our DRIP’s requirements were satisfied through open market share purchases. During the three months ended July 31, 2012, April 30, 2012, and January 31, 2012, our DRIP’s requirement was satisfied through treasury share issuances.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)	During the three months ended July 31, 2013, we purchased for cancellation 5 million (April 30, 2013 – 2 million) common shares at an average cost of $59.91 (April 30, 2013 – $61.31) per share, with a book value of $9.95 (April 30, 2013 – $9.94) per share. During the nine months ended July 31, 2013, we purchased for cancellation 7 million common shares at an average cost of $60.34 per share, with a book value of $9.94 per share.

74        Royal Bank of Canada        Third Quarter 2013

Note 11 Earnings per share

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except share and per share amounts)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Basic earnings per share
Net Income	$2,304	$1,936	$2,240	$6,310	$5,628
Net loss from discontinued operations	–	–	–	–	(51)
Net income from continuing operations	2,304	1,936	2,240	6,310	5,679
Preferred share dividends	(63)	(64)	(64)	(192)	(193)
Net income attributable to non-controlling interest	(25)	(24)	(24)	(74)	(74)
Net income available to common shareholders from continuing operations	2,216	1,848	2,152	6,044	5,412
Weighted average number of common shares (in thousands)	1,443,350	1,445,238	1,443,457	1,444,686	1,441,488
Basic earnings (loss) per share
Continuing operations (in dollars)	$1.54	$1.28	$1.49	$4.18	$3.75
Discontinued operations (in dollars)	–	–	–	–	(0.03)
Total	$1.54	$1.28	$1.49	$4.18	$3.72
Diluted earnings per share
Net income available to common shareholders from continuing operations	$2,216	$1,848	$2,152	$6,044	$5,412
Dilutive impact of exchangeable shares	14	13	14	40	40
Net income from continuing operations available to common shareholders including dilutive impact of exchangeable shares	2,230	1,861	2,166	6,084	5,452
Net loss from discontinued operations available to common shareholders	–	–	–	–	(51)
Weighted average number of common shares (in thousands)	1,443,350	1,445,238	1,443,457	1,444,686	1,441,488
Stock options (1)	2,187	2,285	1,352	2,191	1,631
Issuable under other share-based compensation plans	1	92	405	99	447
Exchangeable shares (2)	20,453	20,393	24,299	20,805	24,398
Average number of diluted common shares (in thousands)	1,465,991	1,468,008	1,469,513	1,467,781	1,467,964
Diluted earnings (loss) per share
Continuing operations (in dollars)	$1.52	$1.27	$1.47	$4.15	$3.71
Discontinued operations (in dollars)	–	–	–	–	(0.03)
Total	$1.52	$1.27	$1.47	$4.15	$3.68

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended July 31, 2013, no outstanding options were excluded from the calculation of diluted earnings per share (April 30, 2013 – no outstanding options; July 31, 2012 – an average of 7,531,601 outstanding options with an average exercise price of $53.97). For the nine months ended July 31, 2013, no outstanding options were excluded from the calculation of diluted earnings per share (July 31, 2012 – an average of 7,583,306 outstanding options with an average exercise price of $53.97).
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 12 Guarantees, commitments, pledged assets and contingencies

Guarantees and commitments

We utilize guarantees and other off-balance sheet credit instruments to meet the financing needs of our clients.

The table below summarizes our maximum exposure to credit losses related to our guarantees and commitments provided to third parties. The maximum exposure to credit risk relating to a guarantee is the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum exposure to credit risk relating to a loan commitment is the full amount of the commitment. In both cases, the maximum risk exposure is significantly greater than the amount recognized as a liability in our Consolidated Balance Sheets.

	Maximum exposure to credit losses
	As at
(Millions of Canadian dollars)	July 31 2013	April 30 2013	October 31 2012	July 31 2012
Financial guarantees
Financial standby letters of credit	$14,292	$14,158	$14,683	$13,662
Commitments to extend credit
Backstop liquidity facilities	30,801	28,882	30,317	29,108
Credit enhancements	3,508	3,647	3,708	3,607
Documentary and commercial letters of credit	163	135	186	223
Other commitments to extend credit	113,284	102,984	94,198	90,106
Other commitments
Securities lending indemnifications	59,320	60,592	56,141	54,626
Performance guarantees	5,068	4,776	5,396	5,284

Royal Bank of Canada        Third Quarter 2013        75

Pledged assets and collateral

In the ordinary course of business, we pledge assets and enter in collateral agreements with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets and collateral:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the table below. For the three months ended July 31, 2013, we had on average $3.0 billion of assets pledged intraday to the Bank of Canada on a daily basis (April 30, 2013 – $3.4 billion; July 31, 2012 – $3.0 billion). For the nine months ended July 31, 2013, we had on average $3.0 billion (July 31, 2012 – $3.3 billion) of assets pledged intraday to the Bank of Canada on a daily basis.

There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on July 31, 2013, April 30, 2013, October 31, 2012, and July 31, 2012.

Details of assets pledged against liabilities and collateral assets held or re-pledged are shown in the following table:

	As at
(Millions of Canadian dollars)	July 31 2013	April 30 2013 (1)	October 31 2012 (1)	July 31 2012 (1)
Sources of pledged assets and collateral
Bank assets
Cash and due from banks	$104	$129	$94	$186
Interest-bearing deposits with banks	82	81	424	305
Cash collateral for securities borrowed	6,538	6,848	4,818	4,764
Loans	66,434	66,347	65,077	59,577
Securities	45,472	50,179	38,438	38,763
Other assets	12,634	14,859	19,411	20,793
	$131,264	$138,443	$128,262	$124,388
Client assets
Collateral received and available for sale or re-pledging	$174,970	$174,774	$166,642	$157,831
Less: not sold or re-pledged	(57,982)	(55,365)	(53,217)	(47,681)

	$116,988	$119,409	$113,425	$110,150

	$248,252	$257,852	$241,687	$234,538
Uses of pledged assets and collateral
Securities lent	$21,535	$19,650	$17,775	$17,562
Securities borrowed	32,491	31,027	30,011	33,159
Obligations related to securities sold short	46,473	49,628	40,756	43,562
Obligations related to securities lent or sold under repurchase agreements	59,781	65,044	58,943	49,324
Securitization	51,827	53,765	51,959	49,285
Covered bonds	13,734	11,789	13,276	10,451
Derivative transactions	15,038	19,705	22,124	24,905
Foreign governments and central banks	2,331	2,217	2,608	2,672
Clearing systems, payment systems and depositories	5,042	5,027	4,235	3,587
Other	–	–	–	31
	$248,252	$257,852	$241,687	$234,538

(1)	Certain amounts have been revised from results previously reported.

Litigation

We are a large global institution that is subject to many different complex legal and regulatory requirements. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of claims and investigations in various jurisdictions. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. The following is a description of our significant legal proceedings. We are vigorously defending ourselves in each of these matters.

LIBOR inquiries and litigation

Various regulators and competition and enforcement authorities around the world, including in Canada, the UK, and the U.S., are conducting investigations related to certain past submissions made by panel banks in connection with the setting of the U.S. dollar London interbank offered rate (LIBOR). As Royal Bank of Canada is a member of certain LIBOR panels, including the U.S. dollar LIBOR panel, we have been the subject of regulatory demands for information and are cooperating with those investigations. In addition, Royal Bank of Canada and other U.S. dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of LIBOR, including a number of class action lawsuits which have been consolidated before the U.S. District

76        Royal Bank of Canada        Third Quarter 2013

Note 12 Guarantees, commitments, pledged assets and contingencies (continued)

Court for the Southern District of New York (the Court). The complaints in those actions assert claims against us and other panel banks under various U.S. laws including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law. In March 2013, the Court dismissed the federal antitrust and racketeering claims of certain U.S. dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (CEA). The Court declined to dismiss certain other CEA claims and declined to exercise jurisdiction over certain state and common law claims. Plaintiffs will have the opportunity to replead certain claims that have been dismissed. Based on the facts currently known, it is not possible at this time for us to predict the resolution of these regulatory investigations or private lawsuits, including the timing and potential impact on Royal Bank of Canada.

CFTC litigation

Royal Bank of Canada is a defendant in a civil lawsuit brought by the Commodity Futures Trading Commission (CFTC) in the U.S. The lawsuit alleges that certain inter-affiliate transactions were improper wash trades and effected in a non competitive manner. Further, the complaint alleges that we wilfully made false, fictitious or fraudulent statements to the Chicago Mercantile Exchange about the manner in which we intended to, and did, structure these transactions. It is not possible to predict the outcome of these proceedings, nor the timing of their resolution; however, we strongly deny these allegations. At this time, management does not believe that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial position or results of operations.

Wisconsin school districts litigation

Royal Bank of Canada is a defendant in a lawsuit relating to our role in transactions involving investments made by a number of Wisconsin school districts in certain collateralized debt obligations. These transactions were also the subject of a regulatory investigation. Despite reaching a settlement with the Securities and Exchange Commission in September 2011, which was paid to the school districts through a Fair Fund, the lawsuit is continuing. It is not possible to predict the ultimate outcome of these proceedings or the timing of their resolution; however, management believes the ultimate resolution of these proceedings will not have a material adverse effect on our consolidated financial position or results of operations.

Other matters

We are a defendant in a number of other actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that we will ultimately be successful in resolving these lawsuits, to the extent that we are able to assess them, without material financial impact to the Bank. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge certain of our other practices or actions. We consider that the aggregate liability, to the extent that we are able to assess it, resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

Note 13 Results by business segment

	For the three months ended July 31, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,445	$104	$–	$169	$727	$(52)	$3,393
Non-interest income	977	1,283	561	287	701	16	3,825
Total revenue	3,422	1,387	561	456	1,428	(36)	7,218
Provision for credit losses	226	10	–	–	28	3	267
Insurance policyholder benefits, claims and acquisition expense	–	–	263	–	–	–	263
Non-interest expense	1,605	1,061	137	314	882	2	4,001
Net income (loss) before income taxes	1,591	316	161	142	518	(41)	2,687
Income taxes (recoveries)	411	80	1	38	130	(277)	383
Net income from continuing operations	1,180	236	160	104	388	236	2,304
Net income from discontinued operations							–
Net income							$2,304
Non-interest expense includes:
Depreciation and amortization	$76	$34	$3	$13	$6	$127	$259
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Restructuring provisions	–	–	–	–	–	–	–
Total assets from continuing operations	$362,000	$22,200	$12,100	$85,000	$355,100	$14,900	$851,300
Total assets from operations that are now discontinued							–
Total assets							$851,300
Total liabilities from continuing operations	$360,900	$22,100	$12,100	$85,200	$355,000	$(33,000)	$802,300
Total liabilities from operations that are now discontinued							–
Total liabilities							$802,300

Royal Bank of Canada        Third Quarter 2013        77

	For the three months ended April 30, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services (4)	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,272	$93	$–	$162	$713	$(17)	$3,223
Non-interest income	925	1,252	1,246	290	849	(16)	4,546
Total revenue	3,197	1,345	1,246	452	1,562	(33)	7,769
Provision for credit losses	254	(1)	–	–	40	(5)	288
Insurance policyholder benefits, claims and acquisition expense	–	–	938	–	–	–	938
Non-interest expense	1,518	1,033	134	364	954	8	4,011
Net income (loss) before income taxes	1,425	313	174	88	568	(36)	2,532
Income taxes (recoveries)	368	88	8	21	182	(71)	596
Net income from continuing operations	1,057	225	166	67	386	35	1,936
Net income from discontinued operations							–
Net income							$1,936
Non-interest expense includes:
Depreciation and amortization	$76	$33	$2	$13	$6	$123	$253
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Restructuring provisions	–	–	–	44	–	–	44
Total assets from continuing operations	$358,500	$21,300	$12,500	$80,700	$380,400	$14,100	$867,500
Total assets from operations that are now discontinued							–
Total assets							$867,500
Total liabilities from continuing operations	$357,400	$21,200	$12,500	$80,800	$380,300	$(32,700)	$819,500
Total liabilities from operations that are now discontinued							–
Total liabilities							$819,500

	For the three months ended July 31, 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,391	$98	$–	$152	$631	$17	$3,289
Non-interest income	909	1,069	1,323	152	982	32	4,467
Total revenue	3,300	1,167	1,323	304	1,613	49	7,756
Provision for credit losses	300	–	–	–	24	–	324
Insurance policyholder benefits, claims and acquisition expense	–	–	1,000	–	–	–	1,000
Non-interest expense	1,508	944	126	226	932	23	3,759
Net income (loss) before income taxes	1,492	223	197	78	657	26	2,673
Income taxes (recoveries)	390	67	18	27	228	(297)	433
Net income from continuing operations	1,102	156	179	51	429	323	2,240
Net income from discontinued operations							–
Net income							$2,240
Non-interest expense includes:
Depreciation and amortization	$67	$35	$4	$10	$7	$112	$235
Impairment of goodwill and other intangibles	–	–	–	7	–	–	7
Total assets from continuing operations	$339,200	$22,400	$12,200	$83,300	$352,800	$14,500	$824,400
Total assets from operations that are now discontinued							–
Total assets							$824,400
Total liabilities from continuing operations	$338,100	$22,400	$12,300	$83,300	$352,700	$(29,300)	$779,500
Total liabilities from operations that are now discontinued							–
Total liabilities							$779,500

78        Royal Bank of Canada        Third Quarter 2013

Note 13 Results by business segment (continued)

	For the nine months ended July 31, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services (4)	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$7,031	$293	$–	$506	$2,178	$(107)	$9,901
Non-interest income	2,833	3,779	2,828	852	2,719	(15)	12,996
Total revenue	9,864	4,072	2,828	1,358	4,897	(122)	22,897
Provision for credit losses	721	9	–	–	177	(3)	904
Insurance policyholder benefits, claims and acquisition expense	–	–	1,906	–	–	–	1,906
Non-interest expense	4,616	3,117	406	1,019	2,887	18	12,063
Net income (loss) before income taxes	4,527	946	516	339	1,833	(137)	8,024
Income taxes (recoveries)	1,170	252	26	88	595	(417)	1,714
Net income from continuing operations	3,357	694	490	251	1,238	280	6,310
Net income from discontinued operations							–
Net income							$6,310
Non-interest expense includes:
Depreciation and amortization	$222	101	9	41	18	368	$759
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Restructuring provisions	–	–	–	44	–	–	44
Total assets from continuing operations	$362,000	$22,200	$12,100	$85,000	$355,100	$14,900	$851,300
Total assets from operations that are now discontinued							–
Total assets							$851,300
Total liabilities from continuing operations	$360,900	$22,100	$12,100	$85,200	$355,000	$(33,000)	$802,300
Total liabilities from operations that are now discontinued							–
Total liabilities							$802,300

	For the nine months ended July 31, 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$6,759	$298	$–	$496	$1,896	$(126)	$9,323
Non-interest income	2,655	3,276	3,799	415	2,736	50	12,931
Total revenue	9,414	3,574	3,799	911	4,632	(76)	22,254
Provision for credit losses	869	(1)	–	–	72	(1)	939
Insurance policyholder benefits, claims and acquisition expense	–	–	2,851	–	–	–	2,851
Non-interest expense	4,406	2,824	381	818	2,830	28	11,287
Net income (loss) before income taxes	4,139	751	567	93	1,730	(103)	7,177
Income taxes (recoveries)	1,085	195	47	80	559	(468)	1,498
Net income from continuing operations	3,054	556	520	13	1,171	365	5,679
Net income from discontinued operations							(51)
Net income							$5,628
Non-interest expense includes:
Depreciation and amortization	$195	102	11	39	20	325	$692
Impairment of goodwill and other intangibles	–	–	–	168	–	–	168
Total assets from continuing operations	$339,200	$22,400	$12,200	$83,300	$352,800	$14,500	$824,400
Total assets from operations that are now discontinued							–
Total assets							$824,400
Total liabilities from continuing operations	$338,100	$22,400	$12,300	$83,300	$352,700	$(29,300)	$779,500
Total liabilities from operations that are now discontinued							–
Total liabilities							$779,500

(1)	Inter-segment revenue and share of profits in associates are not material.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Taxable equivalent basis (Teb). The Teb adjustment for the three months ended July 31, 2013 was $95 million (April 30, 2013 – $101 million; July 31, 2012 - $88 million). The Teb adjustment for the nine months ended July 31, 2013 was $286 million (July 31, 2012 - $327 million).
(4)	During the second quarter, Investor Services incurred a restructuring provision of $44 million. The majority of the provision was incurred for severance related to our European operations.

Royal Bank of Canada        Third Quarter 2013        79

Note 14 Capital management

Regulatory capital and capital ratios

Effective the first quarter of 2013, we are required to calculate our capital ratios and Assets-to-capital multiple using the Basel III framework. Under Basel III, regulatory capital includes Common Equity Tier 1 (CET1), Tier 1 and Tier 2 capital. CET1 capital mainly consists of common shares, retained earnings and other components of equity. Regulatory adjustments under Basel III expanded to include full deductions of intangibles (excluding mortgage servicing rights), certain deferred tax assets, defined benefit pension fund assets and liabilities, and non-significant investments in banking, financial and insurance entities. Tier 1 capital was redefined and comprises predominantly CET1, with additional items that consist of capital instruments such as certain preferred shares, and certain non-controlling interests in subsidiaries. Tier 2 capital includes subordinated debentures that meet certain criteria and certain loan loss allowances. Total Capital is the sum of CET1, Tier 1 and Tier 2 capital. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by risk-weighted assets.

The Office of the Superintendent of Financial Institutions Canada (OSFI) formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a CET1 ratio of greater than or equal to 7%, a Tier 1 capital ratio of greater than or equal to 6% and a Total capital ratio of greater than or equal to 8%. In addition, Canadian banks are required to ensure that their Assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. During the third quarter of 2013, we have complied with all capital requirements imposed by OSFI.

	Basel III		Basel II
	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	July 31 2013	April 30 2013	October 31 2012		July 31 2012
Capital
Common equity Tier 1 capital	$29,048	$28,288	$	n.a.	$	n.a.
Tier 1 capital	35,702	34,942		36,807		36,160
Total capital	43,180	43,527		42,347		41,698
Risk-weighted assets
Credit risk	$233,527	$231,264		$209,559		$208,826
Market risk	37,933	37,850		30,109		28,692
Operational risk	43,344	42,323		40,941		40,900
Total risk-weighted assets	$314,804	$311,437		$280,609		$278,418
Capital ratios and multiples
Common Equity Tier 1 ratio	9.2%	9.1%		n.a.		n.a.
Tier 1 capital ratio	11.3%	11.2%		13.1%		13.0%
Total capital ratio	13.7%	14.0%		15.1%		15.0%
Assets-to-capital multiple (1)	16.8X	16.6X		16.7X		16.7X

(1)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per OSFI guidelines. The transitional methodology is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
n.a.	not applicable

80        Royal Bank of Canada        Third Quarter 2013

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company

of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor

Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange (NYSE)

Switzerland – Swiss Exchange (SIX)

All preferred shares are listed on the TSX.

Valuation day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact: Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends.”

Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal

Course Issuer Bid (NCIB). During

the one-year period commencing

November 1, 2012, we may

repurchase for cancellation, up to

30 million common shares in the

open market at market prices. We

determine the amount and timing

of the purchases under the NCIB,

subject to prior consultation with

the Office of the Superintendent

of Financial Institutions Canada

(OSFI).

A copy of our Notice of Intention

to file a NCIB may be obtained,

without charge, by contacting our

Corporate Secretary at our

Toronto mailing address.

2013 Quarterly earnings release dates

First quarter             February 28

Second quarter       May 30

Third quarter           August 29

Fourth quarter         December 5

2014 Annual Meeting

The Annual Meeting of Common Shareholders will be held on Wednesday, February 26, 2014 at the Metro Toronto Convention Centre, North Building,

255 Front Street West, Toronto, Ontario M5J 2W6 Canada

Bristol BS99 7NH U.K.

(International)

email: service@computershare.com

For other shareholder inquiries,

please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Fax: 416-974-3535

Dividend dates for 2013
Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AL, AN, AP, AR, AT, AV and AX	January 22 April 23 July 23 October 22	January 24 April 25 July 25 October 24	February 22 May 24 August 23 November 22

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC INSURANCE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.